5/20


03050641

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Mercantil Servicios Financieros

*CURRENT ADDRESS ______________________

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 4648 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S* *(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL* *(OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dw

DATE : 5/21/03




MERCANTIL
SERVICIOS FINANCIEROS

Annual Report



2002



MERCANTIL
SERVICIOS FINANCIEROS

Annual Report



Content

Mercantil Servicios Financieros (MERCANTIL)

Is a Venezuelan holding company incorporated in April 1997. Its most important subsidiaries are Banco Mercantil, Commercebank, N.A., Seguros Mercantil, and Merinvest Sociedad de Corretaje.

Mercantil Servicios Financieros' mission is to "satisfy the needs of the individuals and communities it serves, by providing excellent financial products and services to the different market segments, and using available resources efficiently, to achieve an adequate return and add value to its shareholders."

MERCANTIL is Venezuela's first and most complete provider of financial services, with a presence in 10 countries throughout the Americas and Europe. Among its principal subsidiaries are Banco Mercantil, a universal bank in Venezuela; Commercebank, N.A. a national charter a commercial bank in the United States with 8 branches in Florida, 1 in New York City and a Loan Production Office (LPO) in Houston, Texas; Holding Mercantil Internacional, a holding company for four overseas financial institutions (Banco Mercantil Venezolano en Curaçao, Banco del Centro in Panama, BMC Bank & Trust Limited in the Cayman Islands, and Banco Mercantil Schweiz, A.G. in Zurich, Switzerland); Merinvest Sociedad de Corretaje, one of Venezuela's most important brokerage and investment banks; Seguros Mercantil, an insurance company that offers property and casualty, life and health insurance and a modern system of banking insurance; and Mercantil Inversiones y Valores a holding company for minority capital investments.

Mercantil Servicios Financieros Shares

Caracas Securities Exchange: MVZ
Level 1 ADR: MSVFY

	December 31 2002 US$	December 31 2002 Bolivars	December 31 2001 Bolivars	December 31 2000 Bolivars
Earnings per Share (EPS)1[1]	0.39	471	186	95
Market Value / Book Value				
Class A Share		0.64	0.61	0.63
Class B Share		0.60	0.49	0.53
Closing Prices[2]				
Class A Share	1.13	1,575	947	910
Class B Share	1.05	1,475	770	759
Number of Shares Outstanding				
Class A Share		215,131,212	206,976,147	201,031,960
Class B Share		179,092,666	173,086,236	168,105,820
Annual Trade Volume				
Class A Share		7,598,112	16,205,678	25,478,372
Class B Share		10,422,375	45,379,037	36,886,850
Dividends Distributed				
In stock (new shares per share held)		1 for each 15	1 for each 15	1 for each 10
In cash (Bs. per Share)[1]	0.04	.50	38	20

[1] Information in US$, translated at the average exchange rate for 2002: Bs./US$ 1,199.5

[2] Information in US$, translated at the December 31, 2002 exchange rate: Bs./US$ 1,399.5

Market quote for MERCANTIL Class A and B shares vs. Caracas Securities Index.



Daily Market Quote/ Base Price (12/31/2000)
2.3
2.1
1.9
1.7
1.5
1.3
1.1
0.9
0.7
0.5
1/1/01
2/1/01
3/1/01
4/1/01
5/1/01
6/1/01
7/1/01
8/1/01
9/1/01
10/1/01
11/1/01
12/1/01
1/1/02
2/1/02
3/1/02
4/1/02
5/1/02
6/1/02
7/1/02
8/1/02
9/1/02
10/1/02
11/1/02
12/1/02
Price MVZ A
Price MVZ B
IBVC

Financial

Highlights

Results

(In millions, except percentages and Other Indicators)

	December 31 2002 US$	December 31 2002 Bolivars	December 31 2001 Bolivars	December 31 2[illegible]0 B[illegible]ars
Comparative Balance Sheets(1)				
Total Assets	6,646	9,300,425	5,626,240	4,897,145
Loan Portfolio, Net	2,804	3,924,723	2,481,335	2,227,761
Deposits	5,258	7,358,524	4,403,391	3,805,357
Shareholders' Equity	653	914,277	611,391	566,076
Income Accounts(2)				
Financial Margin, Net	395	473,280	377,959	315,404
Commissions and Other Income	270	324,450	148,724	102,589
Operating Expenses	493	591,233	450,867	378,572
Net Income	150	180,199	70,702	34,905
Profitability Indicators (%)				
Gross Financial Margin/Average Financial Assets		9.6	10.9	11.7
Commissions and Other Income/Total Income		39.4	27.7	24.3
Net Earnings for Period/Average Assets (ROA)		2.4	1.3	0.9
Net Earnings for Period/Average Equity (ROE)		23.6	12.0	6.3
Capital Adequacy Indicators (%)				
Equity/Risk-Weighted Assets (CNV regulatory minimum 8%)(3)		18.4	16.6	20.3
Equity/Risk-Weighted Assets (BIS)(4)		18.4	16.6	19.2
Equity/Assets		9.8	10.9	11.6
Loan Portfolio Quality Indicators (%)				
Past Due Portfolio + In Litigation/Gross Portfolio		2.5	3.0	3.2
Allowance for Loan Losses/Past Due Portfolio + In Litigation		175.4	179.4	154.9
Allowance for Loan Losses on loan Portfolio/Gross Portfolio		4.5	5.3	5.0
Efficiency Indicators (%)				
Operating Expenses/Average Total Assets		7.9	8.6	9.3
Operating Expenses/Gross Financial Margin+Commissions and other Income		71.6	84.1	89.9
Liquidity Indicators (%)				
Cash and Due from Banks/Deposits		10.3	17.3	17.6
Cash and Due from Banks and Investment Portfolio/Deposits		63.5	56.8	53.8
Other Indicators				
Gross Loan Portfolio / Customer Deposits (%)		55.8	59.5	61.6
Portfolio of Investments in Securities Issued or Guaranteed by the Nation/Equity		0.6	1.0	1.2
Financial Assets / Total Assets (%)		85.0	76.0	74.0
Financial Assets / Customer Deposits (%)		108.0	97.0	96.0
Number of Employees				
In Venezuela		7,778	7,669	7,919
Abroad		586	548	533
Banking Distribution Network				
Branches in Venezuela		320	342	384
Foreign Branches		16	16	14
Representation Offices		5	5	5
Insurance Distribution Network		37	51	15
Number of Automatic Teller Machines (ATMs)		708	764	766
Number of Point of Sale Terminals(POS)		9,639	10,559	10,026

(1) Information in US$, translated at the December 31, 2002 year-end exchange rate: Bs./US$ 1,399.5
(2) Information in US$, translated at the average annual exchange rate for 2002: Bs./US$ 1,199,5.
(3) Pursuant to National Securities Commission (CNV) standards in Venezuela.
(4) Pursuant to Basle Bank for International Settlements standards

Administration

Board of Directors

Principal Directors
Gustavo A. Marturet
President

Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Miguel A. Capriles L.
Timothy Purcell
Gustavo J. Vollmer A.
Jonathan Coles

Alternate Directors
Luis Esteban Palacios W.
Federico Vollmer A.
Rafael T. Hernández
Gonzalo Mendoza M.
Víctor J. Sierra A.
Alfredo Irigoin
Luis A. Sanabria U.
Gustavo Galdo C.
Francisco Monaldi M.
Guillermo Sosa S.
Germán Sánchez Myles
Oscar A. Machado K.
Gustavo Machado C.
Luis A. Marturet M.
Carlos Hellmund B.
Eduardo Mier y Terán

Secretary
Guillermo Ponce Trujillo

Alternate Secretary
Iván Trujillo Baute

Principal Statutory Auditors
Eduardo Elvira
Francisco Torres Pantin

Alternate Statutory Auditors
Emilio Trejo
Alexis R. Alfonzo Pino

Legal Representative
René Lepervanche M.

Alternate Legal Representative
Pedro Reyes O.

Management

Gustavo A. Marturet*
President

Alejandro González Sosa*
Finance and Institutional Banking Manager

Nerio Rosales Rengifo*
Business and Personal Banking Manager

Armando Leirós*
Operations and Technology Manager
President, TODO1.com

Guillermo Villar*
International Operations
and Third Party Assets Manager

Alberto Benshimol*
New Financial Business Manager
President of Seguros Mercantil

René Lepervanche Michelena
General Counsel[1]

Luis Calvo Blesa
Manager, Office of the President
Human Resources Manager

Toribio Cabeza León
Audit Manager

Guillermo Ponce Trujillo
Secretary of the Board of Directors

Iván Trujillo Baute
Assistant Secretary

Juan Livinalli
Money Laundering Prevention and
Compliance Officer

Manuel Rodríguez Armesto
Risk Manager

Emilio Navarro
Strategic Planning Manager

* Member of the Executive Committee

[1] Efective November 15, 2002 Luis Alberto Fernandes is acting General Councel.

Note: Pursuant to provisions of the Bylaws and by Board of Directors resolution, the company maintains Audit, Compensation, and Risk Committees, all comprised of outside Directors and the Chairman. These committees' functions and membership are detailed in a separate chapter.

Notice

of Regular General Shareholders' Meeting

MERCANTIL SERVICIOS FINANCIEROS, C.A.
Authorized Capital Bs. 124,688,033,400.00
Subscribed and Paid-In Capital Bs. 62,344,016,700.00
Caracas-Venezuela

By order of the Board of Directors, the shareholders are hereby given notice to attend the Regular General Meeting, to be held at the Bank's headquarters at Avenida Andrés Bello N° 1, Edificio Mercantil, Caracas Venezuela, on February 26, 2003 at 10:00 a.m., to consider the following agenda:

1. Examine the Report submitted by the Board of Directors and the Company's Audited Financial Statements as of December 31, 2002, following examination of the Statutory (Internal) Auditors' Report.
2. Elect the Principal and Alternate Members of the Board of Directors to be elected pursuant to the Bylaws, and fix the compensation payable to all the Board members.
3. Appoint the Principal Statutory (Internal) Auditors and their Alternates, and fix their compensation.
4. Consider the "Proposal for the Seventh Phase of the Company's Stock Repurchase Program, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular Shareholders of February 26, 2003 for its consideration."
5. Consider the "Proposal to Authorize the Board of Directors to Issue and Place Obligations and/or Commercial Paper, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular Shareholders Meetings of February 26, 2003 for its consideration."
6. Consider the "Proposal for Declaration of Dividends of Mercantil Servicios Financieros, C.A., submitted by the Board of Directors to the Regular Shareholders Meeting of February 26, 2003 for its consideration."

Note: The shareholders are hereby informed that the Balance Sheet, the Statement of Income, the Statement of Changes in Shareholders' Equity Accounts, and the Statement of Changes in Cash Flows for the fiscal year ended December 31, 2002, duly examined by the External Auditors "Espiñeira, Sheldon y Asociados," as well as the Statutory (Internal) Auditors' Report, the Report submitted by the Board of Directors, the "Proposal for the Seventh Phase of the Company's Stock Repurchase Program, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular Shareholders of February 26, 2003 for its consideration," the "Proposal to Authorize the Board of Directors to Issue and Place Obligations and/or Commercial Paper, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular Shareholders Meetings of February 26, 2003 for its consideration," the "Proposal for Declaration of Dividends of Mercantil Servicios Financieros, C.A., submitted by the Board of Directors to the Regular Shareholders Meeting of February 26, 2003 for its consideration," and the slates of candidates for the election of each Statutory (Internal) Auditor and his Alternate, will be at their disposal 15 days in advance of the date set for the General Meeting, at the offices of the Secretary of the Board of Directors, located at Avenida Andrés Bello N° 1, Edificio Mercantil, 35th floor, in Caracas. In conformity with the Bank's Bylaws, the shareholders are hereby informed that each group of Class A common shares representing at least twenty per cent (20%) of the capital subscribed for by said shares shall be entitled to nominate and elect one Principal Director and the corresponding Alternates.

Caracas, February 10, 2003

For Mercantil Servicios Financieros, C.A.



Guillermo Ponce Trujillo
Secretary of the Board of Directors



CARACAS

LIMA

PERU

RECIFE

SALVADOR

BRAZILIAN

Golfo de Arica

NAZCA RIDGE

RIO DE JANEIRO

PORTO ALEGRE

SANTIAGO

MONTEVIDEO

PACIFIC

OCEAN

ATLANTIC

OCEAN

cios Financieros

Board of Directors'

Report

Caracas, February 10, 2003
Dear Shareholders:

We take pleasure in informing you of the financial results and principal activities of Mercantil Servicios Financieros for the second semester of 2002, as well as those for the entire year. We also note to the abnormal conditions to which economic activity was subject throughout the year, and especially in the last quarter, conditions which persist to the date of the Report.

The Company earned Bs. 180.199 billion (US$ 150 million) in the year, Bs. 105.388 billion in the first semester and Bs. 74.811 billion in the second. The annual figure was 155% higher than 2001. The largest contributions to these earnings came from Banco Mercantil (Bs. 130.235 billion), Commercebank (Bs. 39.118 billion), and Seguros Mercantil (Bs. 17.0 billion).

Total assets amounted to Bs. 9.3 trillion in December 2002 (US$ 6.664 billion), 65% over December 2001. Shareholders equity stood at Bs. 914.277 billion (US$ 653 million), reflecting a 50% gain over the course of the year.

Loan portfolio quality continued to be very satisfactory. Mercantil Servicios Financieros past due and in-litigation loans amounted to 2.5% of the gross portfolio (3.0% at the end of 2001). Banco Mercantil's ratio was 4.7%, compared to a 6.9% average for the Venezuelan financial system.

To rationalize its operating expenses, the Company continued to search for the most efficient ways to perform tasks and eliminate those which added no value to the business. It hopes these efforts will yield an improvement in the efficiency index, which will in turn have a positive impact on net income.

The efficiency index, measured by the operating expenses gross financial margin plus commissions and other income ratio, was 71.6% for 2002, compared to 84.1% in 2001.

The equity to assets and risk-weighted contingent operations ratio was 18.4%, exceeding the 8% regulatory minimum. It is calculated according to the guidelines established by the National Securities Commission (CNV), which are similar to those of the Basle Bank for International Payments' Supervision Committee.

Bs. 18.593 billion of dividends were paid in cash during the year, along with Bs. 3.696 billion of stock dividends (1 new share for each 15 shares held). Net earnings per share came to Bs. 470.75.

The Company's Stock Repurchase Program, launched in May 2000, continued in 2002, with its sixth phase. As of the date of this Report, the Company held 21,405,600 Treasury shares acquired under the Repurchase Program; 11,169,085 are Class A common shares and 10,236,515 are Class B common shares.

The financial statements of Mercantil Servicios Financieros included in this Report consolidate the activities of the Company's subsidiaries. They were prepared in accordance with the National Securities Commission's Accounting Manual and are consistent with Generally Accepted Accounting Principles in Venezuela. They have been examined by the Company's external auditors, Espiñeira, Sheldon y Asociados, whose report is provided as an exhibit on the inside back cover of this Report and states that the financial statements fairly present the Company's financial position in conformity with the standards prescribed by the National Securities Commission.

The world economy, and in particular the Latin American economies, continued to reflect a weak recovery in the year (a 2.5% growth rate, vs. 2.2% in 2001, for the world economy, and 0.2%, vs. 0.1% in 2001, for Latin America), despite fiscal and monetary conditions more conducive to a resumption of economic growth. The United States recorded a

2.3% growth rate (compared to 0.3% in 2001) accompanied by low inflation (1.7%); its growth came largely in response to falling interest rates (1.67 percentage points on the average), to the lowest level in 41 years, tax cuts, and higher fiscal transfers, the latter resulting in a budget deficit equivalent to 1.5% of GDP. In this external context, the Latin American economies were exposed to difficulty in obtaining the financing needed for growth, lower demand for their export products, and deteriorating terms of trade.

The Venezuelan economy, for its part, bore the brunt of the fiscal, monetary, and foreign exchange adjustments adopted in the first semester of the year, and that of the political-institutional conflict prevailing all year long. Despite the oil industry's gains in terms both of production and export price (from 20.2 US$/b in 2001 to 22.1 US$/b in 2002, on average) total GDP is conservatively estimated to have plunged by 7.5%. Oil activity is estimated to have suffered a 13% decling, while non-oil activity will have contracted by approximately 4.5%. These figures largely reflect the political and civil events occurring at the end of the year, which still persist, and as regards to oil activity, the production cuts ordered by OPEC. In response to the year's deeper exchange rate depreciation (83.7%), the VAT rate increase, and adjustments in some public utility rates, inflation intensified to 31.2% (vs. 12.3% in 2001). To fund the budget gap in a money market short of liquidity and with little access to the international financial markets, it became necessary to draw on the FIEM deposits and make use of Central Bank foreign exchange profits.

Interest rates in the national financial system reached a 55.8% peak for the year in March. Thereafter, they declined as fiscal spending expanded and monetary policy was loosened, ending the year at 34%.

Mercantil Servicios Financieros strengthened its strategic position by making changes in its organizational structure starting November 1, 2002. The Finance and Institutional Banking Management, the International Operations and Third-Party Assets Management, and the Office of the Presidency Managements were created, reporting directly to the Chairman-President. These new units, together with the existing ones (the Business and Personal Banking Management, the Operations and Technology Management, the Human Resources Management, General Counsel and the New Financial Businesses Management, which also report to the Chairman-President), will solidify Mercantil's place as the leading Venezuelan provider of financial services by maximizing the capture of economic value from the Company's businesses, thereby strengthening Mercantil's competitive position.

The Company continued to design and introduce new products and services to meet the financial needs of the different customer segments. Banco Mercantil launched "The Payment Button," the "Savings Plus Account," and "Mercantil New Professionals," all in the Mass Market segment, and "Mercantil Education Trust" in the High-Income Market segment. Also introduced were the "Customs Duty Payment," "Corporate Payment Button," "Payment by Charge to Account via Mercantil On Line" products. In addition, a number of products currently under development will further strengthen the Bank as a leader in the use of new technologies.

Following an important integration process, the merger of Seguros Mercantil and Seguros Orinoco was approved at simultaneous special shareholders meetings of both companies. Seguros Mercantil absorbed Seguros Orinoco, and assume all its assets, liabilities, and shareholders' equity. The merger will pave the way for a major expansion of Seguros Mercantil's operations in Venezuela. In addition, both companies moved their headquarters to the new Seguros Mercantil Building.

Merinvest continued providing investment services in the domestic market, operating a family of Mutual Funds under a variety of forms.

Commercebank, N.A. continued to maintain an active pace of operations, both domestically (mainly in Miami Dade and Broward Counties of South Florida) and internationally. It launched a third-party asset management service through its new Commercebank Investment Services (CIS) subsidiary, which offers investment products and advisory services to customers in the international market.

Mercantil, has held an equity stake in the TODO 1 Services, Inc. company since February 2000, in alliance with the Bancolombia and CONAVI financial institutions in Colombia, and Banco Pichincha in Ecuador. TODO 1 Services, Inc., domiciled in the United States, works to strengthen its partners' combined ability to develop e-businesses in all the countries and among Spanish-speaking populations in general.

In view of the crucial importance of Money Laundering Prevention, Mercantil has adopted strong monitoring and supervision arrangements to flag transactions that could be suspected of involving money laundering; they were specially developed at Banco Mercantil, Commercebank, Seguros Mercantil, and Merinvest, tailored to those companies' operations. We would like to highlight subsidiary Banco Mercantil's initiative to improve and modernize its processes and manuals on money laundering, bringing them in line with the Wolfsberg principles - a set of standards for controlling money laundering, corruption, and related crimes.

We are proud of a number of acknowledgments given Mercantil's subsidiary Banco Mercantil by prestigious publications over the course of the year. In its May and October 2002 editions, Global Finance magazine cited Banco Mercantil as the Best Emerging Market Bank and Best Bank in Venezuela, respectively, out of a sample that included the best financial institutions in Latin America. We also note the distinction awarded us by the Latin Finance magazine in its November 2002 edition as the Best Bank in Venezuela, the three statuettes awarded by PC News & Report, which gave us its "Best of Dot Coms" award, the América Económica magazine's choice of Banco Mercantil as number 1 in Venezuela and one of the 25 best banks in Latin America in its November 2002 edition, and the silver statuette awarded the Bank at the 44th annual National Association of Advertiser (ANDA) event. We also call attention to Latin Finance's citation of Todo 1 as the "Best On-Line Bank in Latin America in 2002," as well as the U.S. Federal Housing Finance Board's acknowledgment of Commercebank's commitment to serving the communities in which it operates. Moreover, The Miami Chamber of Commerce ranked Commercebank thirteenth (13th) among the one hundred (100) most important Hispanic companies in Florida.

Pursuant to a CNV resolution, we inform you that the content of the CNV-FG-010 Form reflects a total of Bs. 271.4 million in compensation paid to Company Directors and Executives in the second semester of 2002.

As a result of the absence of some Principal Directors or as invitees, several Alternate Directors attended Board of Directors meetings during the year.

Moreover, due to the Chairman-President's temporary absences, several functions of the Presidency were delegated to Executive Committee members during the year.

Sincerely yours,

Gustavo A. Marturet
Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Miguel A. Capriles L.
Timothy Purcell
Gustavo J. Vollmer A.
Jonathan Coles



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Statutory Auditors'

Report

Caracas, February 10, de 2003

Statutory Auditors' Report
To the shareholders of
Mercantil Servicios Financieros, C.A.
Caracas

Dear gentlemen and friends:

In our capacity as Statutory Auditors of this Company and in conformity with the provisions of Articles 287 and 311 of the Commercial Code, we are pleased to inform you we have examined the consolidated balance sheet of Mercantil Servicios Financieros, C.A. and its subsidiaries as of December 31, 2002 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the semester then ended.

Our examination was made in accordance with generally accepted auditing standards, and accordingly, included selective tests of the accounting records and other auditing procedures we considered necessary in the circumstances. We have also taken into account the Report of the external auditors "Espiñeira, Sheldon y Asociados" for the same period, which should be treated as an integral part of this report, with whose content we agree, and which we attach hereto.

Based on our analysis, we take the liberty of pointing out that the Company maintains adequate controls over its loan and investment portfolios, which are subject to ongoing analysis and monitoring with a view to creating appropriate provisions. The Company likewise maintains the reserves prescribed in its Bylaws and declares and pays the dividends to which it is obligated by its Bylaws and the law. Furthermore, the Company's established internal accounting controls and policies justify our conclusion that there is no current or potential risk of conditions leading to a weakening of its financial position.

In our opinion, the aforementioned consolidated financial statements present fairly the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2002, and the results of their operations and cash flows for the fiscal year then ended, in conformity with the rules laid down by the National Securities Commission. The Company presents financial statements drawn up in accordance with generally accepted accounting principles issued by the Federation of Venezuelan Public Accounting Associations as complementary information.

We would like to express our appreciation for the confidence you have placed in us, and reiterate that we are your friends and servants.



Eduardo Elvira
Statutory Auditor



Francisco Torres Pantin
Statutory Auditor

Enclosure: Report of "Espiñeira, Sheldon y Asociados"

Financial Statements

Balance Sheets

Unconsolidated

(in millions of Bs.)	December 31, 2002	December 31, 2001	December 31, 2000
Assets			
Cash and Due from Banks	1,021	583	95
Investment Portfolio	991,568	679,683	564,366
Other Assets	6,625	5,132	3,737
Total Assets	999,214	685,398	568,198
Liabilities and Shareholders' Equity			
Unsecured Obligations	70,000	59,814	0
Other Liabilities	14,937	14,193	2,122
Total Liabilities	84,937	74,007	2,122
Shareholders' Equity	914,277	611,391	566,076
Total Liabilities and Shareholders' Equity	999,214	685,398	568,198

Statements of Income

Unconsolidated

Years ended (in millions of Bs.)	December 31, 2002	December 31, 2001	December 31, 2000
Income			
Financial Income	1,741	1,083	1,055
Equity in Subsidiaries	219,138	73,575	34,807
Other Income	1,052	4,409	2,082
Total Income	221,931	79,067	37,944
Expenses			
Financial	25,149	3,046	0
Operating	8,549	5,253	2,893
Total Expenses	33,698	8,299	2,893
Income Taxes	8,034	66	146
Net Income	180,199	70,702	34,905

Balance Sheets

Consolidated

Assets
In millions

	December 31, 2002 US$(1)	December 31, 2002 bolivars	December 31, 2001 bolivars	december 31, 2000 bolivars
Cash and Due from Banks				
Cash	138	192,586	128,157	111,570
Banco Central de Venezuela	319	446,957	446,658	431,165
Venezuelan Banks and Other Financial Institutions	5	6,451	23,941	6,368
Foreign Banks and Other Financial Institutions	56	77,652	72,894	23,687
Pending Cash Items	25	35,429	92,774	99,222
(Allowance for Cash and Due from Banks)	(1)	(829)	(1,029)	(729)
	542	758,246	763,395	671,283
Investment Portfolio				
Investments in Trading Securities	10	13,928	30,238	63,543
Investments in Securities Available for Sale	1,841	2,575,772	973,861	572,368
Investments in Securities Held to Maturity	290	406,250	380,284	482,524
Share Trading Portfolio	52	72,341	46,755	51,542
Investments in Time Deposits and Placements	448	627,662	297,503	198,683
Restricted Investments	157	219,953	6,930	7,219
	2,798	3,915,906	1,735,571	1,375,879
Loan Portfolio, Net				
Current	2,792	3,907,467	2,474,324	2,238,321
Rescheduled	69	96,174	68,710	30,830
Past Due	52	73,330	62,914	55,721
In Litigation	22	31,314	14,788	19,603
	2,935	4,108,285	2,620,736	2,344,475
(Allowance for Losses on Loan Portfolio)	(131)	(183,562)	(139,401)	(116,714)
	2,804	3,924,723	2,481,335	2,227,761
Interest and Commissions Receivable	66	92,565	63,094	63,764
Long-Term Investments	10	14,009	10,395	8,891
Assets Available for Sale	14	19,771	30,665	37,519
Property and Equipment	170	237,841	242,493	251,884
Other Assets	242	337,364	299,292	260,164
Total Assets	6,646	9,300,425	5,626,240	4,897,145

(1) Information in US$ translated at Bs. 1,399.5/US$1 exchange rate.

Balance Sheets

Consolidated

Liabilities and Shareholders' Equity Liabilities — in millions	December 31, 2002 US$(1)	December 31, 2002 bolivars	December 31, 2001 bolivars	December 31, 2000 bolivars
Deposits				
Non - Interest Bearing Checking Accounts	770	1,078,160	886,502	897,999
Interest Bearing Checking Accounts	1,027	1,436,861	815,088	804,165
Savings Deposits	1,865	2,610,307	1,358,129	658,118
Time Deposits	1,596	2,233,196	1,343,672	1,445,075
	5,258	7,358,524	4,403,391	3,805,357
Debt Authorized by the National Securities and Exchange Commission				
Debt Securities Subject to Public Offering, Issued by the Institution	48	67,781	59,814	0
	48	67,781	59,814	0
Financial Liabilities				
Liabilities to Banks and Savings and Loan Institutions:				
Liabilities to Venezuelan Institutions, Up to 1 Year	22	30,769	17,148	9,125
Liabilities to Venezuelan Institutions, More than 1 Year	1	1,084	4,238	3,299
Liabilities to Foreign Institutions, Up to 1 Year	42	58,865	84,856	76,480
Liabilities to Foreign Institutions, More than 1 Year	122	170,672	33,574	59,772
Liabilities under Repurchase Transactions	2	3,377	4,593	13,019
Financial Liabilities Indexed to Securities	21	29,929	15,347	0
Other Obligations, Up to 1 Year	26	35,783	24,418	29,242
Other Obligations, More than 1 Year	35	49,094	14,748	19,311
	271	379,573	198,922	210,248
Interest and Commissions Payable	18	24,925	14,215	14,650
Other Liabilities	314	437,918	273,939	208,050
Subordinated Debt	82	115,109	49,205	38,445
Total Liabilities	5.991	8,383,830	4,999,486	4,276,750
Minority Interests in Consolidated Subsidiaries	2	2,318	15,363	54,319
Shareholders' Equity				
Capital				
Par Value	45	62,344	58,648	57,291
Inflation Adjustment	137	191,709	191,709	191,709
Paid in Surplus	45	63,569	63,569	67,143
Reserves	115	161,614	161,245	157,803
Translation Adjustment Net Assets of Subsidiaries Abroad	81	113,516	(780)	(9,171)
Retained Earnings	231	322,680	165,139	123,091
Shares Repurchased Held by Subsidiaries	(21)	(29,540)	(18,414)	(17,430)
Unrealized Gain Loss from Adjustment at Market Value of Investments Available for Sale	20	28,385	(9,725)	(4,360)
Total Shareholders' Equity	653	914,277	611,391	566,076
Total Liabilities and Shareholders' Equity	6,646	9,300,425	5,626,240	4,897,145

(1) Information in US$ translated at a Bs. 1,399.5/US$1 exchange rate.

Statements of Income

Consolidated

in millions	December 31, 2002 US$(1)	December 31, 2002 bolivars	December 31, 2001 bolivars	December 31, 2000 bolivars
Interest Income				
Income from Cash and Due from Banks	20	23,761	16,525	19,102
Income from Investment Portfolio	243	291,689	163,686	85,962
Income from Loan Portfolio	518	621,097	448,494	379,225
Total Interest Income	781	936,547	628,705	484,289
Interest Expense				
Interest on Demand and Savings Deposits	59	70,395	43,028	47,277
Interest on Time Deposits	191	228,977	128,753	73,349
Interest on Securities Issued by the Institution	21	24,975	2,867	0
Interest on Financial Liabilities	22	26,049	20,946	19,807
Total Interest Expense	293	350,396	195,594	140,433
Gross Financial Margin	488	586,151	433,111	343,856
Provision for Losses on Loan Portfolio	94	112,871	55,152	28,452
Net Financial Margin	394	473,280	377,959	315,404
Commissions and Other Income				
Trust Fund Operations	12	14,948	12,339	8,289
Foreign Currency Transactions	24	28,589	6,125	5,518
Commissions on Customer Account Transactions	55	65,794	34,571	24,635
Commissions on Letters of Credit and Guarantees Granted	4	5,346	4,333	3,700
Equity in Long-Term Investments	6	7,532	5,386	(6,021)
Exchange Gains	86	103,060	6,930	10,565
Income on Sale of Investment Securities	11	13,667	15,727	9,489
Other Income	72	85,514	63,313	46,414
Total Commissions and Other Income	270	324,450	148,724	102,589
Insurance Premiums, Net of Claims				
Premiums	117	139,953	53,597	48,733
Claims	(93)	(111,755)	(43,901)	(45,564)
Total Insurance Premiums, Net of Claims	24	28,198	9,696	3,169
Operating Income	688	825,928	536,379	420,692
Operating Expenses				
Salaries and Employee Benefits	201	240,526	177,461	140,927
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Other	92	110,908	101,159	94,581
Fees Paid to Regulatory Agencies	13	15,454	11,476	6,695
Other Operating Expenses	187	224,345	160,771	136,369
Total Operating Expenses	493	591,232	450,867	378,572
Net Income Before Taxes, Extraordinary Items and Minority Interests	195	234,695	85,512	42,590
Taxes				
Current	(51)	(61,398)	(15,786)	(14,735)
Deferred	(1)	(1,334)	(78)	5,046
Total Taxes	(52)	(62,732)	(15,864)	(9,689)
Benefit from Utilization of Tax Losses Carried Forward	7	8,738	1,240	2,100
Minority Interests	0	(502)	(186)	(96)
Net Income for the Year	150	180,199	70,702	34,905

(1) Information in US$ translated at Bs. 1,199.5/US$1 exchange rate.



The Economic

Climate

Venezuela

The Venezuelan economy's behavior last year reflects the impact of the fiscal, monetary, and foreign exchange measures taken in the first semester, which combined to depress the fundamental real variables. The political and civil events at the end of the year also had an adverse impact on economic activity. The Venezuelan financial system's assets and operations may also be burdened in the future, chiefly by rising loan delinquencies and a potential deterioration in the value of investments. Moreover, on February 5, 2003 the Central Bank of Venezuela and the Finance Ministry entered into a Foreign Exchange Agreement introducing a new exchange control system in Venezuela.

Oil Production and Prices

Despite economic adversity, the year did see a vigorous recovery in the oil sector -especially in the second semester- reflecting higher volumes of oil production and exports and rising hydrocarbon prices. The value of Venezuela's oil export basket increased by more than 1.8 US$/b, from 20.2 US$/b in 2001 to 22.1 US%/b in 2002, on the average. Following a 140,000 barrel per day cutback in the first two months and the negative shock of the oil strike in April (which depressed the month's average production volume by 100,000 b/d), oil output expanded from May on, reaching 2.98 million barrels per day at the end of November.

Gross Domestic Product

The average oil production cutback, in conjunction with the fiscal and foreign adjustments, produced a negative demand shock. In the sphere of real activity, this resulted in a contraction of Total Gross Domestic Product conservatively estimated at approximately -7.5%, the most drastic contraction experienced since 1989. Regarding oil GDP in particular, the production cuts ordered by OPEC and the political and civil conflicts toward the end of the year may have provoked a nearly 13% plunge in 2002. Non-oil activities, for their part, may have declined by 4.6%, with construction, commerce, and manufacturing experiencing double-digit contractions. We even perceive slowing growth for typically acyclical activities such as electricity and water supply, and telecommunications, to levels ranging from 1/2 to 2/3 of those recorded in 2001.

Summary of Economic Performance	2002	2001
Percentage Variation of Gross Domestic Product		
Total*	-7.5	-2.8
Oil Sector*	-12.8	-0.9
Non Oil Sector*	-4.6	4.0
GDP (in millions of US$)**	96,440	126,197
Per Capita GDP (in US$)**	3,843	5,123
GDP (in billions of current Bs)**	111,962	91,325
Exchange Rate. Bs./US$		
Year End	1,399.5	757.0
Average	1,199.5	725.1
Percentage Variation of Exchange Rate,(December/December)	84.9	8.2
Average Variation of Exchange Rate	65.4	6.5
Inflation		
Annualized (%) (December/December)	31.2	12.3
Average (%)	22.4	12.5
Interest Rates		
Average Lending Rate (6 largest banks)	38.4	24.8
90-Day FTD (6 largest banks)	28.8	14.7
Budget Deficit as Percentage of GDP	-3.3	-4.0

* First, second, and third quarters of 2002, official figures. Fourth quarter, estimates.
** Estimate of Banco Mercantil's Economic Research Unit.

Employment and Purchasing Power

The effects of the economic contraction were felt in the labor market, where the unemployment rate surged to 17% in September, 5 percentage points higher than the month before. That left 1,966,000 people out of an 11,565,000 person estimated labor force out of work. High unemployment and faster growth of consumer prices (by 31.2% compared to 12.3% in 2001) tended to depress purchasing power. This upturn of inflation was caused by a faster depreciation of the exchange rate (84.9% vs. 8.2% in 2001), the VAT increase, adjustments in some public utility rates, and cost pressures which were generally attenuated by falling final demand.

Fiscal Revenue

In the fiscal arena, a Bs. 3.377 billion cumulative deficit was run up in the January-November period, 49% higher than in the previous year. This was a result of lower ordinary tax collections from both oil and non-oil sources and higher spending despite the cutbacks in transfers and capital expenditures. The need to cover the fiscal gap under conditions of restricted internal credit due to meager liquidity growth and little access to the international markets (in view of the high risk premium provoked by the country's political crisis and adverse expectations for the economy) led the government to make use of FIEM deposits and Central Bank foreign exchange profits.

The most striking development in the external sector was the oil price recovery. This, in combination with a slightly smaller volume of exports compared with the previous year, yielded US$ 19.854 billion of oil export earnings, US$ 1.720 billion less than in 2001. That decline, offset by a lower import bill, resulted in a growth of the trade balance. However the overall balance of payments, recorded a US$ 3.745 billion deficit, US$ 1.674 billion higher than the previous year. Its cause was the enormous deficit in the Capital plus Errors and Omissions Account.

Monetary Policy

Monetary policy was strongly influenced by the new foreign exchange system adopted in February, which required a more active monetary policy response in the form of auctions of Repos and Certificates of Deposits, as well as injection of liquidity into the economy through placement of public securities (National Public Bonds (DPN) and Treasury Bills) with Repurchase Agreements. Furthermore, bank reserve requirements were unified and reduced to 15%, and the rediscount rate was adjusted several times. The adverse macroeconomic conditions and monetary control measures resulted in a 15.5% expansion of monetary liquidity for the year, making for a 12.2% contraction in real terms; this was the worst reduction of liquidity since 1996.

Interest Rates

Interest rates increased substantially in the first quarter of the year, in response to pressure on the foreign exchange market and the liquidity shortage provoked by the fiscal and foreign exchange adjustments. The average lending rate peaked at 55.8% (in March). The subsequent recovery of fiscal spending and relaxation of monetary policy allowed lending rates to subside by nearly 18 percentage points, to 30.7%, but they turned upward again toward the end of the year, with the nominal lending rate reaching 33.9%.

Interest Rates in Venezuela
(6 largest banks)



60.00
50.00
40.00
30.00
20.00
Jan 2002
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec 2002
Lending rates
Deposits rates for 90-Day FTD

United States

Interest Rates

The demand indicators for the U.S. economy began to recover vigorously in 2002, implying that the weakness prevailing since 2000 had come to an end. At that time, it appeared that the vigorous intervention by the Federal Reserve Bank (Fed) in 2001, cutting the Federal Funds rate from 6.50% on January to 1.75% in November, was about to bear fruit. Late in the first quarter most economists expected the Fed to raise interest rates in the subsequent quarter.

Fiscal and Market Conditions

But problems in the credit markets provoked by the defaults and failures of Enron, Global Crossing, and Worldcom, accounting scandals, and geopolitical contingencies such a possible invasion of Iraq, again depressed stock prices and undermined consumer confidence. In response to the faltering pace of economic growth, the Fed once again cut the Federal Funds rate, this time to an unprecedented low of 1.25%. The federal government's fiscal condition deteriorated from a US$ 127 billion surplus to a US$ 159 billion deficit, the U.S. dollar lost 18% of its value against the euro, and the Standard and Poor's stock index ended the year down 23% vs. December 2001.

Economic Growth

At the outset of 2003 the U.S. economy is generally expected to recover, since most of the accounting and credit problems have been resolved and the entire range of monetary and fiscal stimuli is gradually beginning to prime the economic pump. But there is no certainty about when vigorous growth will resume. The U.S. economy is thought to confront serious challenges, and will need some time to overcome them. Accordingly, a moderate rate of economic growth is forecast for 2003, at best.



S A H A R A
ERG IGUIDI
ERG CHECH
FEZZAN
(LIBYAN DESERT)
MALI
S A H E L
S U D A N
NIGER
CHAD
TÉNÉRÉ
AÏR
NIGERIA
ABIDJAN
ACCRA
Gulf of Guinea
ATLANTIC
OCEAN
RED SEA
ANGOLA
ZAMBIA

Consolidated

Financial Statements Review

Balance Sheets

Below is a summary of the consolidated balance sheets as of December 31, 2002 and 2001, with remarks on the principal variations:

Summary of Consolidated Balance Sheets (in millions, except percentages)	US$ (1) December 31, 2002	Bs. December 31, 2002	Bs. December 31, 2001	Increase (Decrease)	% Change
Assets					
Total Assets	6,646	9,300,425	5,626,240	3,674,185	65.3
Cash and Due from Banks	542	758,246	763,395	-5,149	-0.7
Investment Portfolio	2,798	3,915,906	1,735,571	2,180,335	125.6
Loan Portfolio, Net	2,935	4,108,285	2,620,736	1,487,549	56.8
Other Assets	242	337,364	299,292	38,072	12.7
Liabilities					
Deposits	5,258	7,358,524	4,403,391	2,955,133	67.1
Other Borrowings and Other Liabilities	732	1,025,306	596,095	429,211	72.0
Shareholders' Equity	653	914,277	611,391	302,886	49.5

(1) Translated at the December 31, 2002 exchange rate of 1,399.5 Bs./US$.

The audited financial statements and their accompanying notes are enclosed herewith, on the inside back cover of this report.

Total Assets

The 65.3% growth in total assets vis-à-vis 2001, reflected in the preceding Summary Balance Sheet table, includes the following components: a) a 23.4% increase of operations in bolivars; b) a 42.9% growth of overseas operations in dollar terms; and c) a 30.9% gain from the exchange rate effect of the bolivar's devaluation against the U.S. dollar.

Assets by Location
(Total Bs. 9.trillion 300.425 billion)
December 2002


50% U.S.
7% Other
43% Venezuela

Assets in Bs. and US$
(Total Bs. 9.trillion300.425 billion)
December 2002


59% Dollars, mainly U.S.
41% Bolivars

Effects of the Bolivar's Devaluation Against the U.S. Dollar

The freely floating exchange rate system inaugurated by the National Government and the Central Bank of Venezuela (BCV) in February 2002 did away with the band system and its floor and ceiling levels, in force up to that time. Under this new arrangement, the BCV bought and sold foreign exchange on the market through auctions, the first of which was held on February 18, 2002.

On January 21, 2003 the National Government authorized the Finance Ministry to reach agreement with the BCV for a set of temporary limitations or restrictions on the national currency's convertibility and transfers of funds from Venezuela to other countries. On the same day the Finance Ministry and the BCV agreed to suspend currency trading in Venezuela and announced that they would adopt rules for administration of a new foreign exchange system by special agreement. The exchange rate stood at Bs 1,853/US$1 at the close of trading on January 20, 2003.

On February 5, 2003 the BCV and the Finance Ministry signed Foreign Exchange Agreement Nº 1, formally adopting the new foreign exchange administration system to reflect the policy agreed upon by the National Government and the Central Bank. Foreign Exchange Agreement Nº 2, concluded pursuant to Article 6 of Foreign Exchange Agreement Nº 1, set the new official exchange rate at Bs 1,596/US$ for purchases and Bs 1,600/US$ for sales.

By the same token, a Foreign Exchange Administration Commission (CADIVI) was created by presidential decree on February 5, 2003, to coordinate, manage, and control the new foreign exchange administration system.

Investment Portfolio

The Investment Portfolio was 125.6% larger in December 2002 than a year earlier. This growth includes: a) a 142.3% growth of operations in bolivars, chiefly with the BCV; b) a 55.4% increase in overseas operations in U.S. dollar terms; and c) a 44.1% increase due to the exchange rate effect of the bolivar's devaluation vs. the U.S. dollar.

With the principal goal of improving the maturity profile of Venezuela's Internal Public Debt, in November 2002 the Finance Ministry (through the BCV) asked holders of Internal National Public Bonds (BDPN) to participate voluntarily in a swap of BDPNs scheduled to mature from the fourth quarter of 2002 through the second quarter of 2005 for new bonds with longer maturities and higher yields. Banco Mercantil, a subsidiary of MERCANTIL, accepted, and swapped approximately 70% of its portfolio of Venezuelan government bonds. (See details on this swap in note 4 to the financial statements, enclosed in the inside back cover of this Report.)

The following charts detail the composition of the Investment Portfolio by issuer:

Investments in Securities by Issuer


2002
13.0% Venezuelan Government
5.3% Banco Central de Venezuela
57.0% U.S. Goverment Securities
7.2% Venezuelan Private Sector
17.4% Overseas Private Sector, mainly U.S.
2001
34.8% Venezuelan Government
3.9% Venezuelan Private Sector
29.2% U.S. Goverment Securities
32.0% Overseas Private Sector, mainly U.S.

Loan Portfolio

The Gross Loan Portfolio grew 56.8% in 2002. This expansion includes the following: a) a 13.2% growth in operations in bolivars; b) a 33.6% advance in overseas operations in U.S. dollars; and c) a 33.8% increase due to the exchange rate effect of the bolivar's devaluation against the U.S. dollar.

Loan portfolio quality continued to be very favorable. Past Due and in litigation portfolio amounted to 4.7% of Banco Mercantil's Gross Portfolio in Venezuela, compared to a 6.9% average for the Venezuelan financial system; MERCANTIL's ratio was 2.5%. The accompanying table shows that more than 95% of MERCANTIL's loan portfolio was Current (94% as of December 31, 2001).

Loan Portfolio Classified by Status (in millions, except percentages)	Bs. December 31, 2002	%	Bs. December 31, 2001	%
Current	3,907,467	95.1	2,474,324	94.4
Restructured	96,174	2.3	68,710	2.6
Past Due	73,330	1.8	62,914	2.4
In Litigation	31,314	0.8	14,788	0.6
	4,108,285	100.0	2,620,736	100.0

At the end of December 2002 Banco Mercantil's operations in Venezuela placed the institution in first place in the Venezuelan banking system as in terms of the Loan Portfolio, with a 16.9% market share (14.4% as of December 31, 2001).

The following figures illustrate the loan portfolio classified by type of guarantee, economic activity, and geographic location:


Loan Portfolio Classified by:
Type of Guarantee
9% Debenture
37% Unsecured
13% Mortgage
41% Pledge
Economic Activity
44% Commercial
10% Construction
6% Services
11% Industrial
29% Other
Geographic Location
35% U.S.
14% Other
51% Venezuela
Type of Risk
89% Normal
5% Potential
4% Real
2% High Risk, Unrecoverable

Deposits

MERCANTIL's consolidated customer deposits grew 67.1% in 2002, to reach Bs. 7 trillion 358.524 billion (US$ 5.258 billion). This advance includes the following: a) a 15.1% growth in operations in bolivars; b) a 43.5% surge in overseas operations in U.S. dollars; and c) a 33.0% increase due to the exchange rate effect of the bolivar's devaluation against the U.S. dollar.

At the end of December 2002 Banco Mercantil's operations in Venezuela continued to place the Bank in first place in the Venezuelan financial system in terms of Customer Deposits; it had a 15.6% share of that market at the time (13.4% as of December 31, 2001). Banco Mercantil's share of Customer Deposits and Securities sold under agreements to repurchase came to 14.5% in December 2002 (13.3% a year earlier), also putting it in first place in the Venezuelan banking system.

Structure of Deposits


70% Demand Deposits
30% Time Deposits

Subordinated Obligations

In 2002 Commercebank Holding Corporation made two new placements of Trust Preferred Stock in the U.S. market, totalling US$ 19.25 million, with a 30-year term and paying a three month LIBOR + 3.65% interest rate. These new issues raised the outstanding volume of such obligations to US$ 82.25 million. A portion is treated as capital for purposes of the U.S. regulatory equity ratios.

Shareholders' Equity

Shareholders' Equity expanded by Bs. 302.886 billion (49.5%) in 2002. This growth stemmed mainly from the Bs. 180.199 billion of net income in 2002 and Bs. 114.296 billion of exchange rate adjustments for the overseas subsidiaries' equity. However in U.S. dollar terms, equity contracted by 19% when translated at the year-end exchange rate.

Profit and Loss

Financial Margin

Financial Margin Year ended (In millions, except percentages)	US$ (1) December 31, 2002	Bs. December 31, 2002	Bs. December 31, 2001	Increase	% Change
Interest Income	781	936,547	628,705	307,842	49.0
Interest Expense	293	350,396	195,594	154,802	79.1
Gross Financial Margin	488	586,151	433,111	153,040	35.3
Provision for Loan Portfolio Losses	94	112,871	55,152	57,719	104.7
Net Financial Margin	394	473,280	377,959	95,321	25.2

(1) Figures translated at the average exchange rate for 2002, 1,199.5 Bs./US$

Gross Financial Margin was 35.3% higher in 2002 than the previous year. That growth includes: a) a 32.5% increase in the margin from operations in bolivars; b) a 29.6% advance in overseas operations in U.S. dollar terms; and c) a 10.5% rise due to the exchange rate effect of the bolivar's devaluation against the U.S. dollar.

The growth in the average volumes of overseas financial assets and liabilities (44.8% and 43.5%, respectively) and the rising levels of lending and deposit rates in the Venezuelan market, were the most important factors in the positive behavior of Gross Financial Margin. Interest rates for operations in U.S. dollars were at their lowest levels of recent decades.

The interest rates published by the Central Bank of Venezuela reflect the average of those charged and paid by the country's six largest banks. The average lending rate increased from 24.8% in 2001 to 38.4% in 2002, while the average deposit rate (for 90-day time deposits) advanced from 14.7% in 2001 to 28.8% in 2002.

Loan Portfolio Provision

The Company recorded a Bs. 112.871 billion expense for Loan Portfolio provisions in 2002, and wrote down Bs. 105.359 billion of loans (Bs. 98.311 billion in Venezuela), leaving its cumulative loan loss provision at Bs. 183.562 billion as of December 31, 2002.

This provision includes a Bs. 37.900 billion effect of translation of provisions denominated in foreign currency.

Commissions, Other Income, and Insurance Premiums, Net of Claims

Commissions, Others Income and Insurance Premiums, Net of Claims Year Ended (In millions, except percentages)	US$ (1) December 31, 2002	Bs. December 31, 2002	Bs. December 31, 2001	Increase	% Change
Net Financial Margin	394	473,280	377,959	95,321	25.2
Commissions and Other Income	270	324,450	148,724	175,726	118.2
Insurance Premiums, Net of Claims	24	28,198	9,696	18,502	190.8
Total Income	688	825,928	536,379	289,549	54.0

(1) Figures translated at the average exchange rate for 2002, 1,199.5 Bs./US$

Commissions and Other Income was 118.2% (Bs. 175.126 billion) higher in 2002 than in 2001, mainly due to:

- A Bs. 22.464 billion growth of Income from Operations in Foreign Currency due to the year's increase of foreign currency trading by customers in Venezuela.
- A Bs. 31.223 billion growth of Commissions for operations on customer accounts, stemming mainly from higher volume and fee increases for some of the services provided by Banco Mercantil.
- A Bs. 96.130 billion net increase in Foreign exchange differences, produced by the revaluation of the Bank's foreign currency position as a result of the bolivar's 84.9% devaluation against the U.S. dollar over the course of the year.
- A Bs. 8.0 billion increase due to the exchange rate effect of the bolivar's devaluation against the U.S. dollar, when the overseas subsidiaries' income is translated.

Operating Expenses

Operating Expenses, Taxes and Net Income Year Ended (In millions, except percentages)	US$ (1) December 31, 2002	Bs. December 31, 2002	Bs. December 31, 2001	Increase (Decrease)	% Change
Earnings from Financial Operations	688	825,928	536,379	289,549	54.0
Operating and Personnel Expenses	493	591,233	450,867	140,366	31.1
Operating Income before Tax and Minority Interests	195	234,695	85,512	149,183	174.5
Taxes (current and deferred)	-52	-62,732	-15,864	-46,868	295.4
Benefit from Use of Tax Loss Carry Forwards	7	8,738	1,240	7,498	604.7
Minority Interests	0	-502	-186	-316	169.9
Net Income for the Semester	**150**	**180,199**	**70,702**	**109,497**	**154.9**
Net Income per Common Share (Bs/share)	0.39	470.8	186.0	284.7	153.1

(1) Figures translated at the average exchange rate for 2002: 1,199.5 Bs./US$

Operating Expenses grew 31.1% (Bs. 140.366 billion) in 2002. This increase includes:

- A Bs. 63.065 billion increase in personnel expenses, mainly due to salary increases and non-recurrent expenses for the staff reduction programs under way. This figure includes Bs. 12.6 billion reflecting the exchange rate effect of translating the overseas subsidiaries' payrolls.
- A Bs. 63.574 billion advance of Other Operating Expenses, including Bs. 23.0 billion for provisions covering operating and asset quality risks and Bs. 18.466 billion for higher municipal taxes and the Bank Debit Tax introduced in March 2002.
- A Bs. 12.4 billion increase for the exchange rate effect of translating the overseas subsidiaries' expenses.

The inflation rate in Venezuela during the period (December 2002 vs. December 2001) was 31.2%, and the currency devalued by 84.9%. The devaluation also had a significant impact on MERÇANTIL's operating costs.

Taxes

For the year ended December 31, 2002, MERCANTIL reported major outlays for several types of taxes and contributions in Venezuela: an estimated Bs. 26.933 billion for the Business Asset Tax or Income Tax, Bs. 15.0 billion for Municipal Taxes, Bs. 7.3 billion for the Bank Debit Tax, and Bs. 7.987 billion for the Dividend Tax. Taxes outside of Venezuela amounted to US$ 21 million(Bs. 25.3 billion) for Income Tax and US$ 1 million (Bs. 1.2 billion) for municipal taxes.

Summary of Accounting Principles Applied

Consolidation

MERCANTIL's financial statements are presented in conformity with the standards prescribed by the National Securities Commission (CNV); where the CNV's standards are silent, Generally Accepted Accounting Principles in Venezuela are applied. These standards require the preparation of consolidated financial statements. Accordingly, the financial statements include the accounts of the following subsidiaries, among others:

- Banco Mercantil, C.A., a universal bank in Venezuela and its overseas agencies and branch;
- Commercebank, N.A., a bank in the United States of America;
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, S.A. in Panama;
- Banco Mercantil (Schweiz) AG, a bank in Switzerland, and its subsidiary BMC Bank & Trust Limited, in Grand Cayman;
- Merinvest, C.A. a stock brokerage in Venezuela;
- Seguros Mercantil, C.A., an insurance company in Venezuela (includes Seguros Orinoco, C.A.)

CNV Accounting Standards CNV

The CNV has ruled that MERCANTIL's financial statements must be presented in historical figures for periods after the fiscal year ended on December 31, 1999. Accordingly, MERCANTIL discontinued the adjustment of its primary financial statements to reflect the effects of inflation in January 2000 and thereafter. As a result, fixed assets among other items are shown at their inflation-adjusted value up to December 31, 1999, which adjusted cost does not exceed market value as determined by independent appraisers. New additions since that time are recorded at acquisition cost.

The financial statements for 2001 have been reclassified for comparative purposes, chiefly by including Overnight Placements in Investment Portfolio (they had previously been recorded in Cash and Due from Banks), as well as Interest Expense on Securities sold under Agregments to repurchase, which had previously been shown as a contra income in the Investment Portfolio.

Strategic



Positioning

The strategic transformation undertaken by Mercantil Servicios Financieros (MERCANTIL) during the last several years is intended to make the Bank the best Venezuelan provider of financial services, with the highest quality in keeping with international standards and with the greatest corporate clarity and transparency for the shareholders, customers, employees, investors, and regulatory agencies.

This corporate transformation has been pursued simultaneously from a number of angles, embracing both an identification of the customers' specific needs and their relationship to the MERCANTIL companies (segmentation), and processes for generating a new structure with the ability to develop and strengthen the Bank as an efficient and flexible organization. The institution's mission, vision, and short and medium-term (2002-2005) business strategy were also adopted in the framework of the same process.

MISSION: *To satisfy the needs of the individuals and communities it serves, by providing excellent financial products and services to the different market segments, and using available resources efficiently to achieve an adequate return and add value to its shareholders.*

The corporate vision focuses on and channels the organization's efforts and resources around the following guidelines for action:

- Be the best provider of financial services, as measured by the degree of comprehensive satisfaction of its customers' needs and expectations, based on products and services viewed by them as the best in the market.
- Develop adequate risk management, together with excellent management of assets and liabilities.
- Be acknowledged for its soundness and demonstrated ethical principles.
- Apply state-of-the-art technology as a fundamental support for operations.
- Be an institution which expresses solidarity with, and is a major factor in the development of, the communities it serves.
- Be an example for the citizens on the international level, by serving as a peerless representative of Venezuela.
- Have at its disposal the best and most highly trained human resources.
- Be a leading-edge and innovative institution, which anticipates its customers' demands and the competition's actions.

Based on its analysis of the organization's current internal and external condition, and in keeping with its mission and overall strategic vision, MERCANTIL has developed and is actively implementing the following short and medium-term (2002-2005) business strategy:

STRATEGY: *MERCANTIL focuses its efforts on the development of its financial business, chiefly in Venezuela and in the United States (especially in Florida), by simultaneously creating businesses with future growth potential in insurance, pension funds, management of third-party assets, and trade with Latin America, while analyzing commercial banking opportunities in other countries of the region and other opportunities for financial investment.*

Along these lines, MERCANTIL is strengthening its leadership position in its most important market segments (Small and Midsized Companies, Middle Market, and Corporate), while enhancing profitable relations in its most important growth segment, personal banking, by offering a comprehensive value proposal. It is also taking specific actions for each local segment in all the geographic areas where we operate.

In addition to the strategic effort, MERCANTIL continually focuses its attention on enhancing the organization's operating efficiency as a whole.

MERCANTIL as an organization is well aware that, in this time of change as has been the case throughout its history, a key factor is its personnel. The institution's employees provide the best image for its services and products. They are the organization, viewed as a system of efforts and capabilities, achievements and successes, values and principles, knowledge and ongoing assessment of the different economic agents investment needs related to the country, with the objectivity required to make a contribution to the improvement of the nation's economic efficacy.

Structure of Business

MERCANTIL's strategy is based on the market segmentation under way since 1999, and the organization's adaptation to it. That segmentation, in turn, reflects the classification of groups of customers by characteristics and attributes (volume of sales, type of institution, income, and geographic location) which largely determine their demand for the financial products and services. To date, the defined segments for which specific strategies have been formulated to serve the customers that comprise them are:

1. Institutional segments:
- **Government:** national and state government agencies.
- **Correspondents:** Venezuelan and other Latin American financial institutions active in foreign trade.
- **Corporate:** large-scale national and international economic groups and conglomerates.
- **Middle Market:** midsized commercial firms.
- **Small and Medium-Scale Enterprises (PYME):** small domestic businesses.

2. Individual segments:
- **Private Banking:** individuals with high levels of capital, who have long-term investment needs.
- **High-Income:** individuals with substantial investment and credit needs.
- **Mass Market:** individuals whose financial needs are mostly in the areas of savings and payments.

3. International customer segments:
   Individuals and legal entities (companies) residing outside of Venezuela.

As an integral part of the strategy by segments, MERCANTIL's internal organization is structured to adequately implement the strategic guidelines. This ensures the required alignment between the desired competitive positioning and an appropriate allocation of resources to each of the defined segments.

MERCANTIL strengthened its strategic position through changes in its organizational structure commencing November 1, 2002. The Institutional Finance and Banking Management, the International Operations and Third-Party Assets Management, and the Office of the Presidency Management were created at that time, reporting directly to the President. These new units, together with the existing ones (Business and Personal Banking Management, Operations and Technology Management, Human Resources Management, General Counsel and New Financial Businesses Management, also reporting to the Chairman-President), will strengthen MERCANTIL's position as the leading Venezuelan provider of financial services by maximizing the capture of economic value from the different businesses; that in turn will reinforce the Company's competitive position. Each business unit has its own objectives and products, designed to satisfy its clientele, generate profits for the group, and permit a differentiation of services. They also have specialized customer service structures, designed by executives trained in the services and sales area, to offer the services and products of the different businesses in which MERCANTIL takes part.

Business

Units

Finance and International Banking

The Finance and International Banking Management was established in the second half of 2002, bringing together the Corporate Treasury, Market Risk, Investors Relations, Corporate Comptrollership, Corporate Finance and Capital Markets, Corporate and International Credit Risk, Marketing and Corporate and Institutional Banking Products, Global Corporate Banking, Correspondent Banking and Foreign Trade, and Public Finance Units.

The Finance and International Banking management had the following distribution of Deposits and Placements as of December 31, 2002:

Deposits
December 2002



32% U.S. Dollars
68% Bolivars

Placements
December 2002



39% Bolivars
61% U.S. Dollars

Corporate Treasury

MERCANTIL's Corporate Treasury manages the price and liquidity risk stemming from MERCANTIL's positioning in assets and liabilities. In Venezuela it is comprised of two risk-taking units, the Money Market Management and the Securities and Derivatives Management. In addition, Treasury's Market Management is responsible for distributing the MERCANTIL Treasury products to the Company's customers.

Banco Mercantil, a MERCANTIL subsidiary, holds approximately 17% of the overnight market in Venezuela. The following chart illustrates the interest levels and daily average volume of funds traded in that market:


Overnight Market
Volume and Interest Rates
Millions of Bs.
Interest Rates
200,000
150,000
100,000
50,000
0
60%
50%
40%
30%
20%
10%
0%
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Banco Mercantil's Average Daily Lending Volume
Average Daily Volume of the Market
Average Market Rate

In November 2002 the Venezuelan Finance Ministry launched an internal public debt restructuring program, intended to lengthen the maturities of internal debt over a term of approximately 14 months. This initiative offered the possibility of taking new bonds whose yield is indexed to exchange rate variations, maturing in 2006 and 2007. Banco Mercantil swapped more than 70% of its portfolio of investments in Venezuelan government bonds for new bonds whose term is an average of one (1) year longer than the original ones and which offer higher yields. In so doing the Bank achieved a partial hedging of its bolivar-denominated equity in U.S. dollars.

In the Venezuelan fixed-income securities market, MERCANTIL acts as a Market Maker for debt securities. It also participates in the overseas market for securities denominated in foreign currency, mostly those of Latin American issuers, and engages in brokerage activities for the stocks of Venezuelan companies listed on the Caracas Securities Exchange.

Market Risk

The Market Risk unit is responsible for a proactive and ongoing review of the risk implicit in the intermediation business and the position taking activities of MERCANTIL's Treasury. It participates in the approval process for price and liquidity risk limits and verifies compliance therewith. It also prescribes the methodologies for measuring market risk and valuing securities portfolios.

Investor Relations

This unit engages in timely promotional and reporting activities relating to MERCANTIL's financial performance and corporate events, directed at current and potential investors, risk analysts, and rating firms.



Corporate Comptrollership

The Corporate Comptrollership centralizes MERCANTIL's financial control functions, unifying the Company's accounting and tax strategies. It is the chief source of financial information for management and regulatory purposes.

In 2002 this Management coordinated: a) the drafting of Banco Mercantil's Plan for Adaptation to the new Venezuelan General Banking Act; b) activities related to withholding and payment of the new Bank Debit Tax ; and c) the Tax Forgiveness process undertaken by the Venezuelan Tax Administration.

The Corporate Comptrollership also reviewed the Company's activities with a view to enhancing operating efficiency, and inaugurated a system to support control of information flows between the subsidiaries and the parent company, as well as new data bases to facilitate access to consolidated information.

Major progress has also been made in the generation and analysis of information on profitability by business segment; this is one of the most important tools for measuring cost control and each segment's contribution to the Company's earnings.

Corporate Finance and Capital Markets

The Corporate Finance and Capital Markets unit is responsible for offering investment banking products and solutions to corporate customers; this includes financial advising and structuring of securities issues in the Venezuelan market. In 2002 the Venezuelan capital market and national investment continued to contract substantially, as is reflected in the small number of issuers and the low volume of securities issued. During the year the unit coordinated placement of short and long-term debt securities amounting to approximately Bs. 100 billion (US$ 70 million), achieving a 15% market share. In the financial advising field, merger and acquisition activity grew, with the Company entrusted with transactions involving companies and equity therein on the order of US$ 160 million. The Project Finance Management was established, to prepare for the country's future economic revival; it initially handles investment projects with capital needs up to US$ 100 million, in different branches of industry.

Corporate and International Credit Risk

This unit is charged with analyzing Venezuelan and foreign companies in the Corporate, Middle Market, and Banking segments. In 2002 it analyzed 365 economic groups, reflecting a detailed financial and market review of 75% of the corporate loan portfolio in Venezuela and 100% of the portfolio of loans to local and international financial institutions.

MERCANTIL's Corporate Banking loan portfolio in Venezuela is characterized by a moderate degree of concentration, appropriate to a limited market; the top 10 groups of customers comprise approximately 52% of the portfolio in bolivars and 50% of these are risks associated with multinational groups. As regards concentration by economic sector, the portfolio is quite diversified. The largest concentration is in the oil industry, which accounts for 21% of the total. In second place comes Food and Beverages, with a 16% share, followed by Autos (mainly assembly companies), with 12%.

Still another of this unit's functions is the training of Credit Analysts in Venezuela. The academic program was revised recently, and the Institute of Higher Studies of Administration (IESA) was chosen to support the development of this activity.

Marketing and Corporate and Institutional Banking Products

This unit is chiefly responsible for developing new solutions with which to meet the service needs of customers belonging to the Institutional Banking business segments in Venezuela. It also coordinates all activities having to do with marketing.

Among the chief products and services provided and strengthened during 2002 are:

Payment of Customs Duties:

Electronic services to facilitate payment of import duties.

Company Payment Button:

On-line invoice payments by debit to the customer's account, pursuant to electronic instructions issued by the debtor through the creditor's portal.

Deposit Collection products at companies in 2002 generated Bs. 1.096 billion of revenue. In addition, payroll payments and payments to suppliers through the Mercantil On-Line Companies facility generated Bs. 510 billion and Bs. 1.305 billion, respectively. American Express was added as a supplier of travellers' checks.

Payments by Charge to Account via Mercantil On Line Companies and EDI:

Automatic debits to customers' accounts for the invoiced amounts of public utility consumption or product purchases.

Cellular Telephone Service:

Purchases through a mobile telephone-based commerce service, which was expanded in 2002 to allow prepayment customers to charge bills to the outstanding balances in additional lines.

Payment Button
Year 2002



Forms Paid
Amount Collected, in millions of Bs.
1050
1000
950
900
850
800
750
700
35,000
30,000
25,000
20,000
15,000
10,000
I Q.
II Q.
III Q.
IV Q.

Customs Duty Payments
Year 2002



Amount of Payments
Millions of Bs.
400
350
300
250
200
150
100
50
0
6,000
5,000
4,000
3,000
2,000
1,000
0
I Q.
II Q.
III Q.
IV Q.

Collections/Debits to Account
for Payments via EDI and
MELE, Year 2002



Transactions
Millions of Bs.
200,000
150,000
100,000
50,000
0
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
I Q.
II Q.
III Q.
IV Q.

M-Commerce
Year 2002



Transactions
Millions of Bs.
75,000
70,000
65,000
60,000
55,000
500
400
300
200
100
0
I Q.
II Q.
III Q.
IV Q.

Global Corporate Banking

This unit offers financial products and services to corporations in Venezuela and other Latin American countries.

It manages relations with 720 economic groups, offering products and services ranging from traditional ones like credit facilities to electronic payment services to suppliers and electronic payroll management.

Despite of the adverse economic climate prevailing in Venezuela throughout 2002, during which customer deposits grew by 5.1% and placements declined by 3.6%, the corporate segment enjoyed a 25% growth in deposits and a 63% increase in placements in bolivars.

Notable as well was an increase of business in U.S. dollars, mainly with Venezuelan and Mexican corporate customers. This growth was reflected with special vigor in customer deposits, which grew by 45%.

Among the unit's challenges is coordination of Commercebank's Loan Production Office (L.P.O.) in Houston, Texas. This office generated US$ 191.2 million of diverse financial assets in 2002, and commitments for another US$ 56 million.

Correspondent Banking and Foreign Trade

The commitment to international trade and correspondent banking which has characterized MERCANTIL for decades and made it stand out in the Venezuelan banking system as the foreign trade bank par excellence, is reflected in the following concrete facts: approximately 17% of all Venezuela's exports and 13% of its non-traditional exports (official market share figures as of September 2002) were handled through Banco Mercantil. This involved careful analysis of the attendant commercial and political risks. Apart from the normal provision of traditional foreign trade products such as letters of credit, documentary collections, and payment orders (among others), the Company channeled US$ 132 million of direct loans for foreign trade activities in the year. These loans financed pre-shipment and post-shipment transactions, as well as investments to expand companies' ability to export. The unit's contribution to Banco Mercantil's revenue, in the form of commissions generated by its products and loan margins, exceeded US$ 3.3 million.

In Latin America our efforts were focused on a strategy of reducing the allocation of funds to regional economies for which the Market Risk units' analysis of markets and economic conditions yielded unfavorable conclusions. The outcome was a shift in the distribution of placements, in favor of a high concentration of activity in Central America (including Mexico) and the Caribbean. Consequently, foreign trade financing overall contracted by approximately 29%, from US$ 390 million in 2001 to US$ 276 million for 2002.

Public Finance

The Public Finance Unit offers financial products and services to Venezuelan public institutions (the central government, state and municipal governments, autonomous public agencies, and state-owned enterprises), with emphasis on financial advising for tax collections and on the improvement of administrative processes and cash management. These services are rendered directly by Banco Mercantil, using staff from the Caracas Metropolitan Area Management in the Capital and through the office network in the rest of the country.

Business and Personal Banking (BPB)

The Business and Personal Banking Management provides excellent products and services to meet the expectations of the individuals and companies in the segments it serves, through its sales force.

To carry out this mission, Business and Personal Banking has business units to serve customers in the Business Segment (Middle Market and Small and Midsized Firms - PYME) and the Individual Segment. It also manages the Mortgage, Vehicle, and Credit Card products. Its Marketing unit provides support for placement of specialized products through the Branch Network, and it also has a Business and Personal Risk Management. Treasury and Marketing units specializing in this segment of customers are also part of its structure.

The number of customers served increased in 2002, as shown in the following table:

	2001	2002
Companies		
Small Firms	9,546	10,181
PYME	71,759	77,271
Individuals		
High income	145,383	244,897
Mass Market	1,649,700	1,785,577
Total BPB	1,876,388	2,117,926

This growth in the number of customers and the volume of business was produced by a segmented sales force of more than 1,200 employees nationwide, which is supported by an efficient distribution network made up of 320 branches in Venezuela and 16 overseas, 699 automatic teller machines, 9,639 point of sale terminals, our state-of-the-art Mercantil Service Center (CAM), and our Internet banking service.

Below is an illustration of the distribution of Business and Personal Banking Placements and Deposits as of December 31, 2002, by Segment and by Region, for Banco Mercantil in Venezuela:



Banco Mercantil Business and Personal Banking
December 31, 2002

By Segment
Loan Portfolio



19% PYME
27% Middle Market
27% Mass Market
27% High Income

By Segment
Customer Deposits



44% High Income
19% PYME
26% Mass Market
11% Middle Market

By Region:
Loan Portfolio



66% Rest of Country
34% Caracas Metropolitan Area

By Region:
Customer Deposits



54% Rest of Country
46% Caracas Metropolitan Area

Middle Market

In 2002 the business unit serving the Middle Market segment of companies continued to provide support for specialized service needs, more vigorously promoting the Mercantil On Line Companies electronic banking service. This service allows companies to access the Bank via the Internet and check account balances, make payments to third parties, and transfer funds among accounts.

Similarly, we intend to continue providing more specialized and diversified service options, in keeping with the levels of demand that characterize the customers in this segment.

Small and Midsized Firms

Placement of the Mercantil Business Quick Credit product rose 35% in this segment; this product gives customers complete access to an entire set of financial facilities and instruments with which small and midsized firms can quickly satisfy their financing needs. At the end of 2002 we had more than 3,800 customers using this product, with Bs. 185 billion of approved lines of credit.

High Income

The High Income segment witnessed a major expansion of deposits in 2002, exceeding the target set in the year's budget. The high income loan portfolio's growth was concentrated in mortgage loans, credit card consumption, and vehicle loans.

The year also saw further development and training of the sales force with respect to all the MERCANTIL products and services offered to High Income customers.



In the sales force, the position of High Income Investment Executive was created, to serve as a specialist in all investment products in both the domestic and international spheres; this initiative expanded specialized sales of products and services aimed at High Income customers.

Mass Market

This segment continued to grow in 2002, relying on Sales Representatives with whom effective channels of communication were opened by the newly appointed zone leaders. 2002 was a very important year for the Insurance Banking business; sales of Mercantil Vital life insurance policies grew significantly. The strategy of seeking payroll management contracts from major domestic corporations also moved ahead during the year, and this initiative was combined with promotion of the Mercantil Advance and Housing Savings products.

Business and Personal Banking Treasury

The Business and Personal Banking Treasury unit has continued to perform its basic task of orienting financial product owners regarding the interest rates prevailing in the market and providing appropriate advising to allow the segment managers to competitively pursue the strategies adopted for 2002.

Business and Personal Banking Risk

This unit is responsible for applying the consumer credit risk strategy, using the leading-edge tools developed to that end. With the support of these systems (Scoring, Behavior Score and Rating), placed at this Management's disposal during the year, all the segments' decisions were fully grounded gaving us enhanced security and objectivity for decision-making purposes.

Product Units

The products serving this business segment are: Credit Cards, Mortgage Loans, and Vehicle Loans. Emphasis goes to quality of service and profitability in these products.

All of them grew substantially in 2002, while profitability and portfolio quality remained high.

Business and Personal Banking Marketing

With this unit's support, the Company was able to pursue the goal of conceiving, designing, and performing activities that contribute to a growth of clientele, consumption, and loyalty toward each segment's products and services, while satisfying the information requirements for the formulation of coherent and competitive strategies.

Management of Third-Party Assets

The third-party asset management activity was stimulated in 2002, through the incorporation of Commercebank Investment Services, licensed in the United States to act as a broker-dealer and structured to satisfy MERCANTIL customers' needs for investment in international instruments.

The Mercantil Servicios de Inversión company was also incorporated in Venezuela, to offer professional portfolio management services to institutional and individual customers and to promote and coordinate MERCANTIL's efforts in the development of investment-related businesses.

As of December 31, 2002 MERCANTIL managed 17 institutional investment portfolios with a combined value in the neighborhood of US$ 700 million, through these units.

MERCANTIL also continues to manage the largest trust portfolio in Venezuela. It is the unquestioned leader in this market and has extensive experience and presence in labor trust arrangements. As of December 31, 2002 Banco Mercantil managed a Bs 2 trillion 333.898 billion portfolio accounting for 15.8% of the Venezuelan market and providing efficient service to more than 400,000 trustors.

The trust business conserved its innovative and pioneering market position in 2002, introducing new solutions based on self-management services and inquiries via the Internet and ATMs.

New Financial Businesses

The New Financial Businesses unit is responsible for MERCANTIL's insurance activities and other investments, mainly in finance, technology, and telecommunications. In 2002 it conducted the legal and operating merger of Seguros Mercantil and Seguros Orinoco, the latter company having been acquired in 2001.

Insurance Merger

MERCANTIL acquired 99.94% of Seguros Orinoco on December 14, 2001.

On July 29, 2002 the two companies shareholders' meetings approved the merger via absorption of Seguros Orinoco by Seguros Mercantil. The Insurance Superintendency approved the merger on August 22, 2002, and it was completed on November 28, by registration in the Mercantil Register.

The activities required to integrate the merging companies were carried out in the course of 2002.

Duplication of agencies and branches was eliminated, and the surviving offices were chosen on the basis of their geographic and commercial utility.

The retirement and sale of surplus assets commenced during the year. Processing of automobile insurance claims in Caracas was centralized at a strategically located new headquarters. Four offices were brought together in a single location, housed in a modern office building.

In addition, the two companies' policies were made uniform to enhance their competitiveness, benefits, and coverage.

The technology program which will support the new company's processes -underwriting, claims, administration, production, and control over activities, among others- was chosen. The migration of the information in both companies' systems to the new program is now 65% complete and is expected to conclude in the first semester of 2003.

To improve service quality, the company adopted a new organizational structure standarized employee benefits.

With this merger Seguros Mercantil increased its market share from 4.2% in 2001 to 9.6% in 2002. Premiums collected reached Bs. 228.0 billion, assets amounted to Bs. 214.121 billion, and shareholders' equity stood at Bs. 65.567 billion, in historical figures.

Upon conclusion of the integration program, the company will continue to pursue an ongoing improvement strategy with the aim of maximizing efficiency and product quality. This strategy will be supported by a more extensive office network, which will contribute to better service for all customers.


Porque tú quieres más... integramos lo mejor de nosotros


Porque tú quieres más... integramos lo mejor de nosotros

TODO1.com

MERCANTIL, in alliance with the Bancolombia and CONAVI financial institutions in Colombia and Banco Pichincha in Ecuador, has held an equity stake in the TODO1 Services, Inc. company since February 2000. This company, domiciled in the United States, is intended to strengthen the participating institutions' combined ability to develop e-business initiatives in all three countries and in Spanish-speaking markets in general.

In 2002 TODO1 Mercantil Venezuela, the supplier of MERCANTIL's Internet services, expanded its range of offerings to meet its customers' financial, banking, and investment needs with products and services that facilitate more effective decision making in Venezuela, the United States, Colombia, and Ecuador.

The leading product is on-line banking; 240,000 registered users now perform approximately 3,000,000 transactions per month in Venezuela. Digital Market, TODO1 Box, TODO1 Plaza, Facturanet, e-Pagos, and other financial products such as on-line applications, complete the range of products TODO1 now offers its customers.

Banco Mercantil received the Best Dot Com 2002 award as the Best Internet Bank. This acknowledgment encourages us to continue raising our quality standards and focusing our attention on the strengthening and maturing of the system's offerings.

Risk Management

Organization of the Risk Management Function

Mercantil Servicios Financieros, C.A (MERCANTIL) performs its risk management function through a set of units and committees that interact to achieve a healthy balance between the business and risk areas.

The risk management process starts at the Board of Directors level, where the organization's risk profile is defined and capital is made available to support the established risk.

The Board of Directors delegates the power to approve the risk policies and limits proposed for the Organization to the Executive Committee. It is also responsible for enforcement thereof.

The Executive Committee relies on three Risk Committees -Credit, Market, and Operational- to perform its decision-making function. Those committees have the following functions:

- Propose risk policies and limits for the Organization.
- Enforce compliance with and dissemination of the risk policies.
- Monitor the risk levels assumed by the Organization and their consistency with the defined risk profile.
- Monitor the measurement of risk to the Organization's capital (RAROC).
- Approve the risk evaluation, measurement, control and mitigation methodologies.

Several units complement the risk management team: the Risk Management, which operates at the corporate level and reports directly to MERCANTIL's Chairman President, as well as the line risk managements which support the operations and business areas (depending on the segment and type of risk they address) and report indirectly to the Risk Management.

The risk management organization is consistent with the guidelines currently under discussion regarding the future modifications of the Basle Capital Sufficiency Agreement.

Overall Risk Profile

Economic capital, or risk capital, allows a financial institution to bear the unexpected losses that may occur under extreme conditions impacting the implementation of its business. That is why its quantification is a key to the valuation of MERCANTIL's overall risk profile.

The calculations of MERCANTIL's economic capital have been steadily improving over the course of the last two years, under the influence of new technologies and tools and due to the availability of more historical data.

The figure below illustrates the current distribution of MERCANTIL's economic capital allocated by type of risk. As is customary of financial institutions a large part of whose balance sheet is allocated to lending, 59% of the Company's risk capital is in the credit risk category, while 26% and 15% correspond to market and operating risk, respectively.

Capital Allocated by Type of Risk


15 % Operating Risk
26 % Market Risk
59 % Credit Risk

The accompanying figure also shows the distribution of risk capital allocated to each of MERCANTIL's business segments.

Capital Allocated by Business Segment


7% Government
5% Foreigh Currency Position
15% Other Assets
10% Individuals
8% Banks
20% Corporate
35% Business

Credit Risk

Master Rating Scale

MERCANTIL applies a Master Rating Scale to achieve equivalence among the different scores obtained by the internal systems that evaluate customers in MERCANTIL, based on probability of default. This methodology provides a tool allowing for the use of a common language in which every customer is rated on a scale from 1 to 10 (best).

MERCANTIL's exposure to credit risk (excluding sovereign risk) is distributed as follows:


% Loan
Portfolio
35%
30%
25%
20%
15%
10%
5%
0%
0.1%
1.9%
5.6%
10.2%
31.5%
13.6
19.8
7.1
7.1
10.8
1
2
3
4
5
6
7
8
9
10
Master Risk Scale

Market Risk

Market risk occurs when market conditions change, adversely affecting a financial institution's liquidity or the value of the financial instruments it has on its balance sheet.

The Market Risk Management participates in the review of price and liquidity risks, implicit in Treasury activities. A key part of the market risk management process is the establishment of limits and the active supervision of their timely fulfilment.

Through methodologies for measurement of impacts on MERCANTIL's earnings provoked by changes in interest rates, the Market Risk Management quantifies the effects of interest rate changes on the Company's different products. The Market Risk Management also participates in the definition of liquidity risk limits through the Asset and Liability Committee (ALCO), and has among its functions that of making sure Treasury abides by the established liquidity parameters at all times.



Through methodologies such as Value at Risk according to the Basle Agreement (VaR BIS), MERCANTIL allocates capital to cover market risk on its trading activities and positioning in securities. MERCANTIL maintained an average 12% VaR BIS to capital ratio over the course of 2002. Investments in Venezuela represented nearly 7% of the total, investments in the United States accounted for slightly under 3%, and the balance was comprised of VaR BIS contributed by other subsidiaries.

Value at Risk


Millions Bs.
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
26%
23%
20%
17%
14%
11%
8%
5%
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Sep-02
Oct-02
Nov-02
Dec-02
VaR BIS
VaR BIS / Capital

Operating Risk

MERCANTIL enriched its organization risk management structure in 2002 by creating the Operating Risk Management, responsible for managing Operating Risk by identifying, evaluating, monitoring, and controlling the different risk factors to which the Company is exposed, and recommending and coordinating the implementation of the corrective measures needed to minimize actual and potential financial losses. This Management currently performs the following basic functions:

1. Manage and guarantee the day-to-day operativity of the Operating Risk Alarm, Monitoring, and Storage systems.
2. Participate in the evaluation of operating risks for products and processes.
3. Monitor the operating risk indicators.
4. Review operating limits involving risk together with the Risk Management.
5. Monitor the tasks performed to ensure the implementation of corrective actions and other mitigating factors.

The New Basle Agreement

The Basle Bank Supervision Committee has published a series of documents since 1999, aimed at reaching a new international agreement on minimum capital requirements for financial institutions, to replace the one concluded in 1988. Among the principal features of the future agreement as reflected in a consultative document issued in January 2001 are:

- The process for allocation of capital is more risk-sensitive.
- Internal parameters and models can be used to calculate capital, subject to approval by the regulatory authorities.
- Allocation of capital is complemented by two other Pillars: supervision (Pillar 2) and Market Transparency or Publication of Information (Pillar 3).
- A new capital charge for operating risk is allocated, in addition to the ones for credit and market risk.

MERCANTIL's top management has actively worked to adapt the Institution (and its financial vehicles) to the suggested changes in the Capital Agreement, through projects ranging from participation in Quantitative Impact Studies (QIS) promoted by the Basle Committee to technological development projects to design methodologies, systems, and data bases.



Support Units

Operations and Technology

The Operations and Technology unit is responsible for providing operational support, the platform, and the technological services required to carry out all the activities relating to the delivery of products and services through the different distribution channels: Branches, Automatic Teller Machines (ATM), Point of Sale Terminals (POS), Internet, Call Center, Automated Telephone Service System (IVR), Interactive Television, and Cellular Telephones.

Our vision is to meet our customers' needs with reliability and at an efficient cost, providing high-quality service and steadily improving performance. Operations and Technology clearly understands the customers' needs and recommends the most efficient ways to meet them. It achieves an appropriate balance between levels of service, cost, and risk, and successfully fosters the growing use of the most economical channels.

In 2002 the unit adopted a new organizational structure inspired by the search for economy in the use of channels, operating efficiency, and quality of service. The criteria on which the new structure is based are:

- Economies of use and scale in the channels.
- Optimization of the use and availability of the channels, and of resources in general.
- Alignment and standardization of channels, business processes, and technology.
- Emphasis on cost control, quality of service, and continual improvement.
- Mitigation of operating risk.
- Orientation toward achievement of results. Operations should be understood and carried out as a business process.

The most important commitment assumed during the year was the "Quality Challenge." This involved a commitment to practice, disseminate, and enforce the principles of quality: Excellence of Human Resources, Customer-Centered Approach, Leadership, Teamwork, Process-Centered Management, Continuous Improvement, Mediation Culture, and Good Relations with Suppliers. That commitment must be certifiable by international agencies, and we hope all the units obtain ISO-9000 certification by the end of 2004.

Quality management vis-à-vis the clientele was strengthened by the adoption of a new centralized complaint response process, which reduces response time and enhances effective and timely communication with the customers.

As regards the achievement of an adequate balance among service levels, cost, and risk, the design phase for the re-engineering of the most expensive processes, such as back-office processing, and the collections and payments products, was completed and implementation was scheduled to begin in January 2003. Similary, the Projects and Changes Control unit was created to expedite project execution time, improve the quality of systems developments, and minimize the adverse impacts of technology changes.

Major cost reductions were achieved in 2002; the cost of transactions at Banco Mercantil's Branches in Venezuela was cut by 23% vs. the previous year.

The availability index values for the different channels exceed those of the previous year by 7%. The best results were achieved in the ATM, Branch, and Internet channels, where availability averaged 93%, 99.5%, and 96.92%, respectively.

With regards to volume of operations, we find a major variation in alignment with the channel usage strategy, as is illustrated by the following figure:

Distribution Network
Trends in Customer Transactions


2001
2002
35%
30%
25%
20%
15%
10%
5%
0%
Branches
ATM's
Internet
ATM's
POS's

In addition, customers in the interior of Venezuela were given access to the IVR automated telephone service channel.

In the technology sphere, 2002 was a year of major challenges; the central processing equipment was upgraded and implementation was completed in a secure and transparent fashion, without any interruptions of service. This platform will allow us to competitively adapt to the market's changing needs and continue to be a technological model in the financial market.

It should also be noted that, to be able to provide excellent service, we have adopted the best practices for Technology Service Management through the ITIL (Information Technology Infrastructure Library) Model. We have begun a step-by-step implementation of the following Modules comprising this set of disciplines: Problem Management, Incident Management, Change Management, Availability Management, and Release Management. They will allow us to provide services with which to facilitate achievement of the organizational objectives and business goals in good time and at the required cost. Information Systems Support and Development also successfully supported the business requirements and the implementation of new services designed to provide support for customer relations and launches of new products such as the new Mercantil On Line release, the Mercantil Bolos Promotion System, and the Mercantil EPA Private Card, among others.

A standardized mechanism was created in all the units for continuous monitoring of performance based on a Balanced Scorecard measurement system. This helps us understand where we are, quantify our shortcomings, and formulate effective improvement plans.

Finally, the Operations and Technology unit created an Operating Risk Management in 2002. This unit is intended to identify, assess, monitor, and control the different factors in operating risk to which the institution is exposed, and to recommend and coordinate the implementation of the corrective measures needed to minimize real and potential losses (see detailed information in the Risk Management chapter).

Human Resources

MERCANTIL's Human Resources unit focused its efforts on the following development initiatives in 2002:

1. Personnel training is a key factor for the Company. Accordingly, 6,830 employees participated in 578 courses over the course of the year, making for approximately 140,000 hours of training, which reflected a Bs. 1.5 billion investment. The year witnessed the commencement of the first phases of Intranet Portal use both in Venezuela and the United States, the design of the first distance training courses on Information Security and Money Laundering Prevention and Control, and the beginning of new permanent programs in Management Development and Operations for Professionals.
2. The internal policies for hiring of new employees and internal rotation remained very demanding, with priority being given to covering vacancies from within the Company. Moreover, external recruitment was carried out through a variety of channels, among them being the use of Intranet portals, including that of MERCANTIL.
3. The merger of Seguros Orinoco and Seguros Mercantil was a subject of special attention during the period. Seguros Mercantil successfully concluded the entire human resource process for transfer of personnel and substitution of employer. A new Jobs, Benefits, and Incentives Structure was put in place for all the personnel. At the same time, a rationalization process went forward, making it possible to adjust personnel expenses to the business premises which guided the two companies' merger.
4. The Incentive Programs were strengthened in Venezuela and the United States during the year, including those for Sales Representatives, Service Coordinators, and Product Sales. This was done to support business management and customer service.
5. At the end of 2002 Mercantil had 8,364 employees, 93% of them in Venezuela and 7% abroad. The year saw 46 employees retire, making for a total of 386 included in the program. The Mercantil Retirement Pension Plan dates back to 1974 and is applied mainly at Banco Mercantil and some MERCANTIL companies in Venezuela.

General Counsel

The General Counsel's Unit actively participated in the formulation of legal strategies to provide the best response to the challenges assumed by MERCANTIL in 2002. Of special importance in the year were the legal assistance provided for the merger of Seguros Mercantil and Seguros Orinoco, the legal treatment given to the indexed mortgage loans and car loans with a "balloon" installment, and participation in implementation of the plan to adapt the institution to the General Banks and Other Financial Institutions Act. In addition, legal action continued to recover past due loans through court cases to which MERCANTIL is a party, and the General Counsel represented MERCANTIL before the country's public and private institutions. The General Counsel also continued providing support to the different business and administrative units, through the drafting of loan, guarantee, trust, and other contracts needed to pursue MERCANTIL's banking, financial, and administrative operations. Of equal importance was the advising and assistance provided by the General Counsel to the organization's international operations and to MERCANTIL's overseas subsidiaries.

Money Laundering Prevention and Control

MERCANTIL has adequate control and supervision arrangements to flag any transactions that could be suspected of involving money laundering; these arrangements are especially well developed at Banco Mercantil, Commercebank, Seguros Mercantil, and Merinvest, given the nature of those companies' operations. Close attention has been given to training for the personnel of all the subsidiaries in Money Laundering Prevention, so as to keep the staff members well prepared to fulfill their responsibilities in this field.

We are pleased with subsidiary Banco Mercantil's initiatives to improve and modernize its processes and manuals on money laundering, bringing them in line with the Wolfsberg principles -a set of standards for controlling money laundering, corruption, and related crimes.

Subsidiaries'

Performance

Below is a summary of the principal MERCANTIL subsidiaries' contributions as of December 31, 2002, following the National Securities Commission (CNV) standards:

Mercantil Servicios Financieros, C.A. Subsidiaries' Contribution As of December 31, 2002 (in billions of Bs. and millions of US$)	Banco Mercantil 99.69%(1)	Commercebank Holding Corporation 100%(1)	Holding Mercantil Internacional 100%(1)(2)	Seguros Mercantil 100%(1)	Merinvest 100%(1)	Mercantil Inversiones y Valores 100%(1)	**Total Consolidated** Bolivars(3)	**Total Consolidated** US$(4)
Total Assets	4,251	4,462	309	205	40	33	**9,300**	**6,646**
Investment Portfolio	1,217	2,398	172	83	22	24	**3,916**	**2,798**
Loan Portfolio, Net	1,870	1,929	126	0	0	0	**3,925**	**2,804**
Deposits	3,292	3,841	225	0	0	0	**7,358**	**5,258**
Shareholders' Equity	596	209	48	66	32	26	**914**	**653**
Net Income	130	39	1	17	12	(19)	**180**	**150**
Premiums	0	0	0	140	0	0	**140**	**12**
Number of Employees	6,501	518	35	1,151	64	95	**8,364**	-
Market Share(5)	15.6	-	-	9.6	-	-	-	-

(1) MERCANTIL's equity percentage in the Subsidiary.
(2) Holding Mercantil Internacional consolidates Banco Mercantil Venezolano, N.V. and Banco Mercantil (Schweiz) AG.
(3) Figures net of elimination of intercompany transactions, presented in accordance with National Securities Commission standards in Venezuela.
(4) Balance Sheet translated at the year-end Bs. 1,399.5 /US$1 exchange rate, and Income Accounts translated at the average exchange rate of Bs. 1,199.5 /US$1 for the year.
(5) In terms of deposits for Banco Mercantil and premiums for Seguros Mercantil.

Remarks and a summary of the financial statements of MERCANTIL's principal subsidiaries are also presented, based on the accounting standards applicable to each subsidiary. Reflecting these differing standards, there are divergences vis-à-vis the consolidated information in the preceding table.



Banco Mercantil

Banco Mercantil was founded in 1925 and has always been one of the leading institutions in the Venezuelan banking system in terms of loan portfolio and customer deposits. It offers its financial products and services in Venezuela through a distribution network comprised of 320 branches, 699 automatic teller machines, more than 9,000 points of sale terminals, and telephone and Internet banking services, as of December 31, 2002. Banco Mercantil also has two agencies in the United States (Florida and New York), a branch in Curaçao, and five representation offices, located in Bogotá, Lima, Mexico City, Sao Paulo, and London.

In historical terms, Banco Mercantil's net income was 126% higher in 2002 than in 2001, mainly due to a 32% growth of Gross Financial Margin, derived in turn from a 36% increase in financial asset volume and a 19% advance in financial liabilities. The year also saw a 153% expansion of other operating income, chiefly from higher volume of customer transactions, higher fees, and foreign exchange gains stemming from the revaluation of Foreign Currency positions as a result of the bolivar's devaluation against the U.S. dollar. Operating expenses, for their part, were up 20% for the year, including a 21% increase in personnel expenses and an 18% rise in operating expenses. The year's inflation rate was 31.2%.

Banco Mercantil Year ended (in millions)	US$ December 31, 2002	Bs. December 31, 2002	Bs. December 31, 2001
Total Assets	2,811.5	3,934,723	3,177,008
Investment Portfolio	694.2	971,512	427,634
Loan Portfolio, Net	1,336.1	1,869,908	1,650,401
Customer Deposits	2,172.8	3,040,874	2,534,526
Shareholders' Equity	357.4	500,176	391,348
Net Income for the Year	144.3	173,133	76,538

Figures shown in accordance with Superintendency of Banks and Other Financial Institutions standards.

Commercebank Holding

Commercebank Holding Corporation is a Bank Holding company registered in Coral Gables, Florida. It was incorporated in 1987 as a vehicle for the acquisition of Commercebank, N.A., a bank founded in 1979. Commercebank, N.A. is now Holding's principal subsidiary; it operates 9 branches and a loan production office. Eight of those branches are located in Miami-Dade and Broward Counties of Florida State, and the ninth is in New York City. The loan production office is located in Houston, Texas. The banks is regulated by the Office of the Comptroller of the Currency, and deposits are insured by the Federal Deposit Insurance Corporation (FDIC).

Commercebank achieved excellent growth in 2002, while strengthening its balance sheet. Total assets reached US$ 3.2 billion as of December 31, 2002. Total deposits amounted to US$ 2.8 billion, and net loan portfolio stood at US$ 1.4 billion. This portfolio growth was concentrated in the domestic U.S. market, and particularly in real estate and corporate banking.

Commercebank Holding's cumulative net income came to US$ 32.6 million as of December 31, 2002, making for a 79.3% improvement over the previous year. This advance was due primarily to the growth of financial assets and liabilities, and occurred despite the lowest levels of interest rates in the last 40 years. Another contributing factor was efficient control of operating expenses. The figures stated above yield a 0.88% return on assets (ROA) and an 18.71% return on equity (ROE).

Moreover, Commercebank Investment Services (CIS), a subsidiary of Commercebank, began operations in Florida in the fourth quarter of 2002, offering investment products and advising customers in the international market. As of December 31, 2002 CIS had US$ 900 million of assets under management, US$ 170 million of which belonged to third parties. CIS will soon begin to offer services in the U.S. domestic market.

Commercebank Holding Corporation Consolidated Year ended (In millions)	US$ December 31, 2002	Bs. December 31, 2002	Bs. December 31, 2001
Total Assets	3,188.0	4,461,547	1,688,848
Investment Portfolio	1,713.8	2,398,457	835,083
Loan Portfolio, Net	1,378.0	1,928,495	775,532
Customer Deposits	2,793.7	3,909,809	1,473,272
Shareholders' Equity	149.4	209,038	85,139
Net Income for the Year	32.6	39,118	13,189

Figures shown in accordance with generally accepted accounting principles in the United States (USGAAP).

Holding Mercantil Internacional

Holding Mercantil Internacional consolidates four overseas financial institutions: Banco Mercantil Venezolano, in Curacao; Banco del Centro, in Panamá; BMC Bank and Trust in the Cayman Islands; and Banco Mercantil (Suiza) AG, in Zurich, Switzerland.

Total assets came to US$ 226 million as of December 31, 2002, while total deposits stood at US$ 168.1 million.

Cumulative net income as of the end of 2002 reflected earnings of US$ 400,000. Cumulative net income for the year was 44.63% lower than in 2001, due to the provisions taken against the Latin American loan portfolio and a substantial decline of interest rates in the market.

Holding Mercantil International C.A. Consolidated Year Ended (In millions)	US$ December 31, 2002	Bs. December 31, 2002	Bs. December 31, 2001
Total Assets	225.7	315,867	125,080
Investment Portfolio	126.0	176,400	58,109
Loan Portfolio, Net	90.3	126,321	59,187
Customer Deposits	168.1	235,196	86,511
Shareholders' Equity	34.2	47,887	25,792
Net Income for the Year	0.4	479	523

Figures shown in accordance with International Accounting Standards (IAS).

Merinvest

Merinvest continued to offer investment services in the venezuelan domestic market in 2002. Among its subsidiaries is a securities brokerage and a mutual fund management company.

Cumulative net income reflects Bs. 11.158 billion of earnings as of December 31, 2002, making for a performance 183% better than the year before. This improvement was due mainly to higher interest rates in the Venezuelan market and foreign exchange gains produced by the bolivar's devaluation in the year.

Merinvest C.A. Consolidated Year Ended (In millions)	US$ December 31, 2002	Bs. December 31, 2002	Bs. December 31, 2001
Total Assets	28.7	40,097	37,680
Investment Portfolio	16.0	22,372	34,436
Shareholders' Equity	22.6	31,690	19,076
Net Income for the Year	9.3	11,158	3,937

Figures shown in accordance with National Securities Commission Standards in Venezuela.

Seguros Mercantil

The most important event in 2002 was Seguros Mercantil's absorption of Seguros Orinoco.

This company's efforts were chiefly aimed at achieving a full integration of the two merging companies' processes, services, and products in the shortest possible time.

In 2002 Seguros Mercantil took in Bs. 228.0 billion of premiums, representing a 29% growth vs. the combined sales of Seguros Mercantil and Seguros Orinoco in 2001.

Seguros Mercantil recorded Bs. 16.884 of net income in 2002, despite of the non-recurring expenses associated with the merger. This improvement in earnings was brought about by lower claims payment rates in the auto insurance sector and higher yields on the company's investment portfolio.

Seguros Mercantil C.A. Consolidated Year Ended (In millions)	US$ December 31, 2002	Bs. December 31, 2002	Bs. December 31, 2001
Total Assets	153	214,121	173,309
Investment Portfolio	93	130,681	95,306
Technical Reserves	74	103,308	75,383
Shareholders' Equity	47	65,567	53,114
Net Income for the Year	12	16,884	1,859

Figures shown in accordance with Superintendency of Insurance Standards in Venezuela.

Mercantil Inversiones y Valores

Among the principal investments of Mercantil Inversiones y Valores is a 43% stake in the capital of Servicios Empresariales, CA (Seremca), an issuer of consumption scrips, used by companies as a medium of payment to their employees. The Company's sales amounted to Bs. 495.0 billion in 2002, and it earned Bs. 26.5 billion in historical profits for the year, reflecting an 80% improvement over the previous year's performance. Market share held steady at 65%.

Among the Company's wholly owned subsidiaries is Servibien, C.A. a real estate brokerage. Despite the difficult conditions prevailing in the real estate market, Servibien brokered sales exceeding Bs. 32.0 billion.

At the end of the fiscal year Mercantil Inversiones y Valores, C.A. had Bs. 23.4 billion of assets and Bs. 23.9 billion of shareholders' equity, as well as Bs. 18.8 billion of profits in historical terms.

Mercantil Inversiones y Valores Year Ended (In millions)	US$ December 31, 2002	Bs. December 31, 2002	Bs. December 31, 2001
Total Assets	21	29,212	32,420
Investment Portfolio	12	16,999	10,418
Shareholders' Equity	19	26,385	30,704
Net Income for the Year	15	18,004	8,129

Figures shown in accordance with Accounting Principles Generally Accepted in Venezuela.

Information

on Shares and Dividends

The Administration's proposal to make quarterly cash dividend payments of Bs. 7.00 per share in the last three quarters of the year was approved at the Regular Shareholders Meeting of March 22, 2002. The Administration was also authorized to declare cash or stock dividends amounting to Bs. 12.5 billion.

MERCANTIL's Board of Directors declared an extraordinary dividend of Bs. 22.00 per share on July 25, 2002 as authorized by the Regular Shareholders Meeting of March 22, 2002. This dividend was paid in two portions: Bs. 12.00 per share on September 6 and Bs. 10 per share on December 6. This brought the total dividend paid in cash to Bs. 50.00 per share in 2002. An extraordinary stock dividend was also declared, at a rate of one new share per 15 shares held; it was paid on December 11, 2002.

An ordinary cash dividend of Bs. 8.00 per share was approved at the Regular Shareholders Meeting held on September 20, 2002, payable in February 2003. This dividend is charged to accrued profits through December 31, 2001.

Summary of Dividends paid in 2002

Cash Dividends		
I Quarter	7.00	Ordinary
II Quarter	7.00	Ordinary
III Quarter	7.00	Ordinary
IV Quarter	7.00	Ordinary
September 6, 2002	12.00	Extraordinary
December 6, 2002	10.00	Extraordinary
Total	50.00	
Stock Dividend		
December 11, 2002	1 for each 15	Extraordinary

Number of shares

	Class A	Class B
Shares Issued	226,297,597	189,329,181
Shares Outstanding	215,131,212	179,092,666
Treasury Shares	11,166,385	10,236,515

Administration

The Shareholders' Meeting

The Shareholders Meeting is the Company's supreme governing organ. It represents the universe of shareholders and its decisions, adopted by majority vote in conformity with the Laws and Bylaws, are binding on all the shareholders.

The Board of Directors

While the Shareholders Meeting is not in session, the Company's supreme direction and administration is vested in the Board of Directors.

The Board of Directors is comprised of eight (8) principal directors and two (2) alternates for each principal. It normally meets once a month, but meets in special session whenever necessary. In addition to directing the Company's business affairs, the board is also responsible for: approving the Company's Objectives and Strategic Plan; adopting the general standards for the organization and the internal regulations; appointing and removing the President, the members of the Executive Committee, the Judicial Representative and his alternates, the Secretary and an alternate, the Statutory Auditor and the external auditors, and the advisers and consultants who may be needed; recommending the amount, frequency, and form of payment of dividends to the Shareholders Meeting; exercising the broadest possible powers of vigilance and control over the Company's business affairs, accounting, and operations in general through the Chairman-President, any Board member, or other Company officers; delegating to the Executive Committee the ordinary and normal exercise of its powers, pursuant to the terms and limits prescribed by the Bylaws, which provide for the creation and operation of Audit and Compensation Committees, while the Board of Directors has also ordered the creation of the Risk Committee. These Committees are comprised of External Directors and the Chairman-President, who acts ex officio.

Compensation Committee

Members*

Responsible for adopting the Institution's compensation policies, approving the Chairman-President's compensation and that of the top management, and keeping the Board of Directors informed of all the foregoing.

Gustavo J. Vollmer *H. (Coordinator)*
Jonathan Coles
Víctor J. Sierra A.
Rafael T. Hernández
Gonzalo Mendoza M.
Alfredo Irigoin
Luis Esteban Palacios W.
Luis Alfredo Sanabria U
Gustavo A. Marturet *(Ex Officio)*

Audit Committee

Responsible for reviewing the accounting and administrative policies, examining the statutory and external auditors' opinions and reports, determining reserves, examining the financial statements and their notes, and making recommendations to the Board of Directors. The Audit Committee also approves the external auditors' retention and fees.

Alfredo Travieso P. *(Coordinator)*
Timothy Purcell
Carlos Hellmund Blohm
Oscar Machado K.
Gustavo Machado Capriles
Eduardo Mier y Terán
Federico Vollmer Acedo
Gustavo A. Marturet *(Ex Officio)*

Risk Committee

Approves the risk profile and the risk policies and limits. Optimizes the use of capital to support the established risk profile.

Luis A. Romero M. *(Coordinator)*
Gustavo J. Vollmer Acedo
Miguel A. Capriles L.
Gustavo Galdo C.
Luis A Marturet
Francisco Monaldi
Germán Sánchez Myles
Guillermo Sosa S.
Gustavo A. Marturet *(Ex Officio)*

* See their resumes in the Board of Directors section.

Executive Committee

MERCANTIL also has an Executive Committee, comprised of the Chairman-President and up to eight (8) additional officers who serve the Company or any of its subsidiaries on a full-time basis; they are appointed by the Board of Directors. The Executive Committee normally meets once a week, but meets in special session whenever necessary. Among its powers are those of evaluating alternatives and making recommendations on policy issues, objectives, strategies, and organization, for submission to the Board of Directors, as well as orienting and guiding Management's efforts in their subsequent implementation. The Committee also reviews the results of implementation of the Board's and the Committee's decisions.

Board of Directors

Principal Directors

GUSTAVO A. MARTURET
Chairman/President.

A civil engineer trained at the Central University of Venezuela (UCV). Former Professor of Rational Mechanics at the UCV. President of Banco Mercantil, C.A. (Banco Universal).
He is President of the Banco Mercantil Foundation and a Director of Seguros Mercantil. Vice President of the National Banking Council. Member of the National Securities Commission's Advisory Committee for Strengthening the Capital Markets. Member of the Board of Caja Venezolana de Valores.
Mr. Marturet has been President of the Venezuelan Banking Association, the National Banking Council, the Venezuelan-United States Businessmen's Council (CEVEU), and the Colombo-Venezuelan Economic Integration Chamber.
He has been a member of the Central Bank of Venezuela's Advisory Council and of the Boards of Fedecámaras, ACIDE, and the Venezuelan-Mexican Chamber of Commerce and Industry, and IBM's Latin America Advisory Board, as well as a Banking Sector Representative to the Andean Development Corporation.
He is President of the John Paul II Ecclesiastical Education Foundation (F.E.S.E.), a member of the Latin American Businessmen's Council (CEAL), a founding member of Latin Finance's Latin American Banking Leadership Council, a member of the Council of the Americas' Advisory Board, and a Board Member of the Venezuelan-American Chamber of Commerce and Industry (VENAMCHAM).

GUSTAVO J. VOLLMER H.
Ex-Chairman of the Board of Directors

A civil engineer with a baccalaureate degree from Cornell University (USA) and a doctorate from the Central University of Venezuela (UCV). He is a Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). He was a Principal Member of the Board of S.C. Johnson & Son de Venezuela, C.A., IBM de Venezuela and IBM World Trade, and Americas Far East. He has served as Chairman of the Board of Directors of Banco Mercantil, C.A. (Banco Universal) and Consorcio Inversionista Mercantil Cima, and as President and/or Director of Venezuelan sugar, metalmechanical, cement, financial, construction, and liquor companies, as well as some international companies, chiefly in Guatemala and Ecuador.

ALFREDO TRAVIESO P.
Managing Partner of Escritorio Tinoco, Travieso, Planchart & Núñez

An attorney trained at Andrés Bello Catholic University, with postgraduate degrees from that University and the University of Michigan, USA. He is Managing Partner of the Escritorio Tinoco, Travieso, Planchart & Núñez law firm, President of HSAC Logística, C.A. and Crowley Marine Services de Venezuela, C.A., and a Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). He is a Director of several companies, among which are Manufactura de Papel MANPA, C.A., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía., Tapas Corona, S.A., Ars D'Arcy Publicidad, C.A., Reaseguros Corsa, S.A., Grupo Emboca, and Telcel, C.A.

LUIS A. ROMERO M.
Financial Analyst

An electrical engineer with a baccalaureate degree from Metropolitan University, a Master of Business Administration degree from Babson College, and a PMD and CEP from Harvard University, USA. A Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), a member of the Advisory Board of the Venezuelan-United States Businessmen's Council (CEVEU), a Director of International Briquettes Holding, and an Alternate Director of PAVCO de Venezuela. Former Corporate Director of Strategic Planning at Siderúrgica Venezolana, SIVENSA, S.A.

MIGUEL A. CAPRILES L.
Chairman/President of Cadena de Publicaciones Capriles

Holder of a baccalaureate degree in Administrative Science from Metropolitan University. Chairman/President of Inversiones Capriles, C.A., Valores y Desarrollos Vadesa, S.A., Ultimas Noticias, C.A., C.A. El Mundo, and Elite, C.A. Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of H.L. Boulton S.A., Corporación Industrial Carabobo, C.A. and the Alliance for a Drug-Free Venezuela Foundation. Member of the Governing Council of the Institute for Higher Studies in Administration (IESA) and of the Fedecámaras Consultative Council.

TIMOTHY PURCELL
In charge of JP Morgan's principal investment activities in Latin America

A graduate of Cornell University (USA) and the holder of a Master of Business Administration degree from the Wharton School of Administration and a Master of International Affairs degree from the University of Pennsylvania (USA). Currently in charge of J.P. Morgan's principal investment activities in Latin America. He is Managing Partner of J.P. Morgan Latin America Capital Partners and represents the interests of Morgan Capital on the Boards of Allcorp (Peru), Cinemex (Mexico), Corfuerte (Mexico), and Latasa (Brazil). He is a Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). In 1993 he was assigned to develop J.P. Morgan's activities in Chile. In 1986 he joined the J.P. Morgan Mergers and Acquisitions Group, where he specialized in Latin American transactions. He was a Director of Nortel (Argentina) and Patagon.com (Argentina).

GUSTAVO J. VOLLMER ACEDO
Chairman/President of Grupo Palmar

An economist trained at Duke University (USA), with postgraduate studies in Economic Development at Cambridge University (England); he earned a PED in Business Administration at the Institut pour l'Etude de Methodes de l'Enterprise (Switzerland). He is Chairman/President of Grupo Palmar, a group of agroindustrial, construction material, and real estate companies. He chairs the IESA Governing Council and is a Board member of Competitive Venezuela and a member of the CONINDUSTRIA Consultative Council. He is a founder and ex-President, and a member of the Board of Directors, of CEVEU, as well as a member of the Andrés Bello Catholic University Development Council, a member of the Board of Directors of Electricidad de Caracas, SIVENSA, and Industrias Venoco, and a member of the New York Stock Exchange (NYSE) Latin America Advisory Committee. He is a former International President of the Young Presidents' Organization (YPO) and the Alliance for a Drug-Free Venezuela.

JONATHAN COLES
President of the Institute of Higher Studies in Administration (IESA)

A graduate of Yale University (USA), with a Master of Business Administration degree from the Institute of Higher Studies of Administration (IESA). President of IESA and a Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), El Nacional, La Electricidad de Caracas, Colegio Santiago de León de Caracas school, S.C. Johnson & Son de Venezuela, and Competitive Venezuela. Has served as General Manager, Executive President, and Chairman of the Board of Directors of Mavesa, S.A.; Minister of Agriculture and Stockraising; Director of the Central Bank of Venezuela; Presidential Commissioner for National Food Supply; and President of the Mothers' and Children's Foundation (PAMI).
Director del Banco Central de Venezuela; Comisionado Presidencial para el Abastecimiento Nacional y Presidente de la Fundación Materno Infantil (Fundación PAMI).



Board of Directors

Alternate Directors

Luis Esteban Palacios W.

Founding Partner of Escritorio Palacios, Ortega y Asociados

Holder of a Doctorate in Law from the Central University of Venezuela (UCV) and a postgraduate degree from New York University (USA), MCJ 58. A founding partner of the Escritorio Palacios, Ortega y Asociados law firm. A member of the Superintendency of Foreign Investments (SIEX) Investment Advisory Council and a Director of Fundación Scout (Scouting Foundation). An Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). A Director of Compañía Anónima Teléfonos de Venezuela (CANTV), and a member of the Advisory Councils of IBM de Venezuela and the Federation of Private Child, Youth, and Family Care Institutions - FIPAN). Director of Venworld Telecom, C.A. and a member of its Liquidation Board.

Federico Vollmer Acedo

Vice President of Industrias Palmar, S.A.

Holder of a B.S. in Agribusiness from Middle Tennessee State University (USA) and a Master's Degree in Agricultural Economics from Cornell University (USA). He has held technical, administrative, managerial, and executive positions in several companies of the Palmar Group (Corpalmar). He has been Plant Manager, Administration Manager, General Manager, and Director of Central El Palmar, S.A.; and General Manager and Executive President of Comercializadora Central, S.A. He is Vice President of Industrias Palmar, S.A. and President of Comercializadora Central, S.A.. He sits on the Executive Committee of Inversiones AEFEVE, and is Vice President of FUNDACAÑA and a Director of Inversiones Porcinas, C.A. and Central La Pastora. He is a Director of Cavidea and of Venazucar. He is an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, S.A. (Banco Universal).

Rafael T. Hernández

Former Principal Member of the Simón Bolívar University Organizing Committee

A physician trained at the Central University of Venezuela (UCV), with postgraduate degrees in Hospital Administration from the UCV and in Basic Ear, Nose, and Throat Medicine from Harvard University (USA). A former President of FAPREC and Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of the Biological Science Division, Principal Member of the Organizing Committee, and Chairman of the Faculty Classification Committee of Simón Bolívar University. A founding member of the Venezuelan Ear, Nose, and Throat Medicine Society and of the Centro Médico Docente la Trinidad medical center. A Principal Member of the University Hospital Governing Board and the Governing Councils of Conicit, IVAC, the Clínica Luis Razetti hospital, and the Medical Association Disciplinary Council. Dean of the Faculty of Medicine and Professor of Ear, Nose, and Throat Medicine at the UCV. Full Professor Emeritus at Simón Bolívar University.

Gonzalo Mendoza M.

Chairman of the Board of Directors of Negroven, S.A.

A civil engineer trained at Santa María University, with a Master of Science (MS) degree in Civil Engineering Management from Stanford University (USA). He is Chairman of the Board of Directors of Negroven, S.A. and a Director of Tripoliven, S.A., Valores Químicos VALQUIMICA, C.A., and SIVENSA, as well as an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). He is also a former President of the Venezuelan Chemical and Petrochemical Industry Association (ASOQUIM).

Víctor J. Sierra A.

Director of Valores y Desarrollos, S.A. VADESA

An attorney with his degree from the Central University of Venezuela (UCV). He is currently a Director of Valores y Desarrollos VADESA, S.A., and Vice President of Inversiones Capriles and General Counsel of the Capriles Publications Chain. He is an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). He has served as General Counsel for the Capriles Publications Chain and the Capriles Complex of Companies. He is a Director of Valinvenca, Inversiones Finalven, Sociedad Financiera Finalven, Servicios Finalven, Banco República, and Inversiones Diversas, C.A. (INVERDICA).

Alfredo Irigoin

Partner of JP Morgan Partners, LLC, Buenos Aires Office

Alfredo Irigoin joined JP Morgan Partners in November 1998 and is currently in charge of investments in the Southern Cone countries, based in Buenos Aires. Between 1996 and 1998 he was Head of JP Morgan's business in Chile. He served as Head of Banking Investments at the Buenos Aires office from 1994 to 1996: He entered the JP Morgan Corporate Finance Department in 1992, at the Buenos Aires office.

Before joining JP Morgan, Alfredo Irigoin was responsible for Strategic Planning and Acquisitions at Telefónica Argentina (1990-1992), and worked at Organización Techint in the corporate development area.

He earned a Ph.D. from New York University (1991) and completed a specialized postgraduate program in Political Economy at Grove City College (1982) and a baccalaureate degree in Business Administration at the Argentine Catholic University (1981).

Luis A. Sanabria U.

General Counsel of Corporación Palmar

An attorney trained at Andrés Bello Catholic University, with further studies at Georgetown University (USA). He is a Director of agroindustrial, liquor, and real estate companies (Inversiones Palmar, C.A., C.A. Ron Santa Teresa, C.A. Constructora Alvo), and an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Gustavo Galdo C.

President of Inversora Parnaso S.A.

An engineer with a baccalaureate degree from Andrés Bello Catholic University, and Master of Science in Civil Engineering Management and Master of Science in Industrial Engineering Economic Systems Planning degrees from Stanford University (USA). President of Inversora Parnaso, S.A., Director of Fé y Alegría, Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). In the public sphere, he has been Sectoral Director General of Public Finance in the Finance Ministry, a Director of Banco Industrial de Venezuela, and a member of the Public Foreign Debt Negotiation Advisory Committee; in the private sector he has served as President of Inversiones Finalven, S.A. and of Sociedad Financiera Finalven, S.A.



Francisco Monaldi M.

Economist. Professor and Researcher at Andrés Bello Catholic University (UCAB).

An economist, who graduated Cum Laude from Andrés Bello Catholic University and holds a Master's Degree in Economics from Yale University (USA) and a Doctorate in Economic Policy from Stanford University (USA). He is a Professor of Political Economy and a Researcher at the UCAB's Institute of Economic and Social Research, as well as being a Visiting Scholar at Stanford University. He has been a Consultant for Petróleos de Venezuela and other public and private institutions. He is an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Guillermo Sosa S.

Director of Administration and Finance at Servicios de Corrugados Maracay

A graduate of Capital University with a B.A. in Finance and Economics (specializing in Accounting and Computing). He now serves as Director of Administration and Finance at Servicios de Corrugados Maracay, and is a Director of that company. He is an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). He was Finance Manager at Seguros Canaima (Orinoco Organization), and was Finance Manager and an Alternate Director of Seguros La Seguridad, as well as an Alternate Director of Inverdica, a Director of La Seguridad Casa de Bolsa, and Finance Manager of C.A. Ron Santa Teresa.

Germán Sánchez Myles

Dentist and Head of Restorative Dentistry

A dentist trained at the Central University of Venezuela (UCV), with postgraduate specialized studies in Mouth Surgery, Prosthesis, and Administration of Dental Practices. He was Surgical Assistant at the Puerto Ayacucho Central Hospital, Eurodoro González Hospital, and the Center for Restorative Dentistry. He is currently Dentist and Head of the Restorative Dentistry Center, responsible for the surgical area. He is an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Oscar A. Machado K.

President of Siderúrgica Venezolana Sivensa SACA

An industrial engineer with a baccalaureate degree from Andrés Bello Catholic University (UCAB). Chairman/President of Siderúrgica Venezolana "Sivensa" S.A.C.A. Former President and Director of Competitive Venezuela and the Venezuelan Steel Institute (I.V.E.S.). Ex-President and Counsellor of the Venezuelan Association of Executives. Director and member of the Executive Committee of the Latin American Iron and Steel Institute (ILAFA). Alternate member of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Aeropuerto Caracas, S.A. and member of the Andrés Bello Catholic University Development Council and the Metropolitan University Foundation.

Gustavo Machado Capriles

Vice President and Editorial Counselor of Cadena Capriles

An economist with a baccalaureate degree from the Central University of Venezuela (UCV) and postgraduate specialization studies in Journalism and Media Management at the University of Navarra, Pamplona, Spain, as well as a postgraduate specialization in International Banking at Manufacturers Hannover Trust in New York (USA). He has been active in the fields of tourist real estate construction and international trade, and has held management positions in Strategic Planning at Consorcio Confinanzas. He is currently Vice President and Editorial Counsellor at Cadena Capriles and Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Marturet M.

Computer Engineer

A computer engineer trained at Simón Bolívar University with a postgraduate degree in Business Administration at the same institution. He further developed his management skills at the Wharton School of Business Administration, University of Pennsylvania, and in a number of advanced technology programs. He developed and managed the Information Technology Planning area at C.A. La Electricidad de Caracas, where he fulfilled a range of responsibilities. He is a member of the Board of Directors of Ed. Marturet Cía. Y Scrs., and an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). He is also a Director of an international messaging franchise and is currently engaged in developing new businesses relating to state-of-the-art digital technologies.

Carlos Hellmund Blohm

Vice President of Empresas Casa Hellmund

An industrial engineer with a baccalaureate degree from Northeastern University (USA) and a Master of Business Administration degree (MBA/SLOAN Fellowship) from the London Business School (Britain). He is President of Laboratorios Rapid Fot, C.A., a Principal Director of Casa Hellmund, Executive Director of Hellmund GMS, C.A., a Director of Grupo Corpalmar, and an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), as well as a member of the Board of Trustees of the London Business School's Latin American Region.

Eduardo Mier y Terán

Chairman of the Board of Directors of Desarrollos e Inversiones, S.A. and Director of Corporación Industrial Carabobo and Cerámicas Carabobo

A civil engineer trained at Andrés Bello Catholic University (UCAB), and the holder of a Master of Science degree from Stanford University. He is currently Chairman of the Boards of Directors of Moore de Venezuela, S.A., Industrias Plycem, S.A., Pavco de Venezuela, S.A., Agregados Livianos, C.A., and Desarrollos e Inversiones, S.A. He is a Director of H.L. Boulton, and is an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). He was General Manager of Inversiones Tacoa, C.A. and President of Educrédito.

Executive Committee

Gustavo A. Marturet
Chairman/President

See resume in Board of Directors section.

Alejandro González Sosa
Finance and Institutional Banking Manager of Banco Mercantil and Mercantil Servicios Financieros

A chemical engineer with a baccalaureate degree from Metropolitan University and a Master of Business Administration (M.B.A.) degree from Babson College (Massachusetts, USA). During his 21 years as a Banco Mercantil executive he has held a range of positions in the Finance and Corporate Banking area. He is a member of the Banco Mercantil and Mercantil Servicios Financieros Executive Committee. He is also a Director of Seguros Mercantil; Merinvest Sociedad de Corretaje de Valores C.A.; Merinvest, C.A.; Merinvest Sociedad Administradora de Entidades de Inversión Colectiva, C.A.; Mercantil Internacional Mercado de Capitales, C.A.; Portafolio Mercantil de Inversión en Acciones; Portafolio Mercantil de Inversión en Renta Fija; Portafolio Mercantil de Inversión de Dólares; Portafolio Mercantil de Inversión Balanceado; Portafolio Mercantil de Inversión Wall Street; Banco del Centro (Panama); Banco Mercantil Venezolano (Curaçao), Commercebank Holding (USA); Mercantil Services Corp. (USA); the Venezuelan Banking Association; the National Investment Promotion Council (CONAPRI); and Educrédito, C.A. In addition, he has been Chairman of the Board of Interbank, C.A., Banco Universal, and has headed the Venezuelan Banking Association's Treasurers' Committee.

Guillermo Villar
International Operations and Third-Party Assets Manager of Banco Mercantil and Mercantil Servicios Financieros

Holder of a B.S. degree in Business and Administration from the University of Puerto Rico and a Master's degree in Economics from Vanderbilt University (USA). He has now been with the institution for 28 years and serves as Manager of International Operations and Third-Party Assets of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A. He is also a Director of Seguros Mercantil. He chairs the Board of Directors of Commercebank N.A., Banco Mercantil Venezolano N.V., and Banco del Centro, S.A. He is a member of the Board of Directors of Banco Mercantil Suiza A.G. and Managing Director of BMC Bank & Trust Ltd.

Alberto Benshimol M.
New Financial Business Manager of Banco Mercantil and Mercantil Servicios Financieros,
President of Seguros Mercantil

A civil engineer trained at Andrés Bello Catholic University (UCAB) and holder of a Master of Science in Civil Engineering degree from the University of Illinois (USA); he has also done postgraduate studies at Stanford University. Following 10 years with the institution, he now serves as New Business Manager and is a member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A. He is also General Manager of Mercantil Inversiones y Valores, C.A. and President of Seguros Mercantil, C.A. He has been Manager of Investments at Inversiones Tacoa, C.A., General Manager of Inversiones Polar, C.A., and a Director of Polar Uno, C.A., Bodegas Pomar, C.A., Superenvases Evalic, C.A., Grupo Zuliano, C.A., Henkel Venezolana, C.A. and a number of industrial and real estate companies.

Nerio Rosales Rengifo
Business and Personal Banking Manager of Banco Mercantil and Mercantil Servicios Financieros

An economist trained at Andrés Bello Catholic University (UCAB), with 25 years at Mercantil. He completed the Advanced Management Program (PAG) at the Institute for Higher Studies in Administration (IESA). He is Business and Personal Banking Manager and a member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A. He is also Chairman of the Board of Directors of Mercantil Sociedad Administradora de Entidades de Inversión Colectiva and a Principal Director of Seguros Mercantil.

Armando Leirós R.
Operations and Technology Manager of Banco Mercantil and Mercantil Servicios Financieros
President of Todo1 (Mercantil Internet Site)

An economist with a baccalaureate degree from Andrés Bello Catholic University (UCAB). Following 27 years of service with Mercantil, he now serves as Operations and Technology Manager and is a member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A. He is Director of Todo1 Services and a Director of Commercebank N.A. He has held a series of posts in Mercantil Servicios Financieros, C.A., the most important of which are: Corporate Banking Manager; Corporate and Institutional Banking Manager; Executive President of Arrendadora Mercantil, C.A. and Banco de Inversión Mercantil, C.A.; Director of Fondo Mercantil and Banco Hipotecario Mercantil, C.A., and Principal Director of Seguros Mercantil.

Social Responsibility



MERCANTIL HAS MADE SOCIAL RESPONSIBILITY ONE OF ITS KEY CORPORATE VALUES; A PREMISE OF ITS STRATEGIC VISION IS TO BE A GENEROUS INSTITUTION AND AN IMPORTANT CONTRIBUTOR TO THE DEVELOPMENT OF THE COMMUNITIES IN WHICH IT OPERATES.



THE PRACTICAL APPLICATION OF ITS CORPORATE SOCIAL RESPONSIBILITY IS INTENDED TO CONTRIBUTE TO SUCCESS IN THE BUSINESS, IN ALL ITS ASPECTS, WHICH INCLUDE THE GENERATION OF WEALTH AND EMPLOYMENT AND HAVING A POSITIVE IMPACT ON SOCIETY.



MERCANTIL HAS ESTABLISHED TIES WITH THE COMMUNITY THROUGH THE BANCO MERCANTIL FOUNDATION, WHICH OPERATES PROGRAMS TO SUPPORT ALL FACETS OF SOCIAL DEVELOPMENT, BUT ESPECIALLY IN THE AREAS OF EDUCATION, HEALTH CARE, CULTURE, AND ENVIRONMENTAL PROTECTION.



BANCO MERCANTIL HAS ALSO LAUNCHED INITIATIVES ON ITS OWN OR THROUGH ALLIANCES, AS A TRUE DEMONSTRATION OF THE COMPANY'S CONCERN FOR PURSUING SOCIAL ACTION PROGRAMS.

The "Give Your School a Hand" School Repair and Maintenance Program

The 20th annual "Give Your School a Hand" Program Agreement was signed on May 2, 2002. The two participating institutions undertook to make equal contributions totalling Bs. 142 million, to repair 10 schools in 10 states of Venezuela. The schools repaired during the year were:

- El Royal School. Mucuchíes. *Mérida State*
- Jesús Ignacio Iturzaeta School. Ocumare de la Costa. *Aragua State*
- Palmero School. San Carlos. *Cojedes State*
- Tobías Valera School. Trujillo. *Trujillo State*
- Palenque Arriba School. Palenque. *Lara State*
- El Castrero School. San Juan de los Morros. *Guárico State*
- Cacique Manaure School. Pueblo Nuevo de La Sierra. *Falcón State*
- El Picacho School. San Felipe. *Yaracuy State*
- Fernando Delgado School. Biscucuy. *Portuguesa State*
- Miguel Suniaga School. Las Piedras. *Nueva Esparta State*

Local and national FEDE officials participated in these initiatives, as did personnel of the Banco Mercantil Foundation and Banco Mercantil offices and officials of the municipalities and states where the 10 chosen schools were located.

"Give Your School a Hand" reached its 20th anniversary in 2002 with the repair of the "Miguel Suniaga" School in Las Piedras, Nueva Esparta State. This was the 200th school repaired under the program, which has greatly benefited Venezuelan education in the last two decades.







National Environmental Education Events

A national poetry contest titled "Our National Parks are a Poem" was organized, and students from 25 schools located throughout the country that were repaired under the "Give Your School a Hand" program in past years participated.

The contest proved very popular among students at the selected schools. The poems submitted were judged by a panel of representatives from FEDE, the National Parks Institute, and the Banco Mercantil Foundation; its verdict will be announced at the upcoming National Environmental Education Event to be held in 2003.

Agreement with the National Parks Institute (Inparques)

Under the slogan "It is Our Nature to Protect," the Banco Mercantil Foundation signed an agreement with the National Parks Institute to sponsor the Firebreak program, especially in the Catuche-Quebrada Anauco sector of El Avila National Park.

A special reforestation event was held at the Catuche-Quebrada Anauco Park Ranger Station, where 200 trees were planted in the El Avila National Park. Banco Mercantil employees participated, along with members of the Banco Mercantil Workers' Union, under Inparques' technical coordination.

Inparques set up a Commemorative Plaque at the site, calling attention to the Banco Mercantil Foundation's sponsorship.

Camerata de Caracas

The Banco Mercantil Foundation takes the Camerata de Caracas chamber orchestras to the furthest corners of Venezuela.

In 2002 the Baroque and Renaissance orchestras of Caracas, directed by Prof. Isabel Palacios, gave a series of concerts in Caracas, specifically at the Central University of Venezuela, Andrés Bello Catholic University, Simón Bolívar University, and at the Our Lady of Pompei and María Auxiliadora schools.

The Renaissance Chamber Orchestra of Caracas also gave three concerts at the Barquisimeto Museum in connection with the celebration of the 450th anniversary of Lara State's capital city's founding.

Banco Mercantil Chorale

The Banco Mercantil Chorale gave a series of concerts at different locations in the Caracas Metropolitan Area and in Miranda, Vargas, and Aragua States, as well as at the reforestation event in the El Avila National Park (at the Catuche-Quebrada Anauco Firebreak).





On Gran Roque island in the Los Roques Archipelago National Park, it gave concerts and music workshops to students at the "Los Roques" Elementary School, which was repaired by the Banco Mercantil Foundation and FEDE in 2001, under the "Give Your School a Hand" program.

Three concerts of Venezuelan choral music were also given in Lara State (at the St. Michael Chapel in the Barquisimeto Museum and the Alirio Díaz Theater in Carora), and Yaracuy State (at the Our Lady of Carmen Mission Chapel).

Internal Cultural Programming

Eighth Theater Festival

The eighth edition of this annual cultural event, sponsored by the Banco Mercantil Foundation to provide entertainment and recreation to Banco Mercantil staff members, was held at the Mercantil Building in May 2002.

Five Caracas theater groups performed the following plays for the public:

- Terra Nostra (Our Land). Río Teatro Caribe Company.
- El Difunto Yo (I the Corpse). Grado 38 Company.
- La Edad de la Ciruela (The Prune's Age). Grupo Actoral 80 Company.
- Pathy Diphusa. Teatro del Laberinto Company.
- The Beatles Unplugged. Agrupación Música Expresiva.



Strategic Alliance with Cantv and Siemens

To stimulate and provide development opportunities to entrepreneurs and industries, Mercantil Servicios Financieros (MERCANTIL) entered into a strategic alliance with Corporación Cantv and Siemens to create a private company that will fund new ventures in telecommunications, information technology, and related industries -initially in Venezuela but with the intention of covering other countries of the region in the medium term.

The three participating companies are interested in making this alliance permanent, conceiving it as a way to create alternative sources of financing for projects and ventures.

The company, created by those three institutions and receiving support from the McKinsey & Company consulting firm, will hold a "Venture 2003 Business Plan" contest throughout the country. Its purpose is to choose the ideas and/or projects that will receive technical and financial support from the sponsors.

Sponsorship of the Fight Against Drugs

With Banco Mercantil's sponsorship, the Children's Museum inaugurated the Drug Exhibition Room to make a direct contribution through learning to the prevention of drug use among out children.

Banco Mercantil also sponsored the "The Community: A Space for Prevention" manual, published by the National Commission Against Illegal Drug Use, Conacuid.



Support for the Pymes

An agreement was signed with the Foundation for Sustainable Development of Venezuela, Fundes, to participate along with Andrés Bello Catholic University in the Crisol Pyme Business Consulting Program, which trains micro and small-scale entrepreneurs.

Support for Study and Research

The Banco Mercantil Foundation cosponsored the Telecommunications Engineering Electronic Circuits Laboratory at Andrés Bello Catholic University, named in honor of Francisco "Curro" Aguerrevere. It was created to meet the academic and research needs of the University's engineering students.

Art Curatorship

The Art Curatorship Unit is responsible for increasing, preserving, researching, and disseminating information on Banco Mercantil's art collection.

The collection is made up of works of Venezuelan art from the colonial period (18th Century), the 19th Century, and the transitional period, as well as the leading schools of the 20th Century. Among the Bank's art works are landscapes, figurative works, works of lyrical and geometric abstraction, and works embodying the vanguard movements of the last three decades.

The Art Curatorship organized the following activities in 2002:

January/February

Geometry as a Vanguard

Two Periods of Geometric Expression in the 1950s, and recent works by an important group of Venezuelan artists.

Alejandro Otero Museum. Caracas.

March

Plurality and Craft.

Contemporary Venezuelan Ceramic Art in the Banco Mercantil Collection

Metropolitan University. Caracas

June

In Keeping with the Times.

Alejandro Otero's coffee pots.

A show of coffee pots created by the artist who gave modernity in painting its start in Venezuela.

Iberoamerican Art Fair.

Hotel Caracas Hilton. Caracas.




GEOMETRIA

September

Restating the Expositive Model.

A series of forums and lectures in which Venezuelan and foreign curators reflected on new forms of showing art.

Mercantil Building Auditorium. Caracas.

November

Caracas, its Landscape and Surroundings

A show featuring a series of original drawings of Caracas by artist Natalya Critchley, viewed from the terrace of the Mercantil Building.

- Mercantil Building. Caracas.
- Andean Development Corporation Exhibition Hall. Caracas.

Manga de Viento, Natalya Critchley



Calle el Lago, Natalya Critchley

Awards

and Acknowledgments

Banco Mercantil, a MERCANTIL subsidiary, received a number of acknowledgments in 2002, chief among which was its citation as the most profitable bank. It was also mentioned as one of the few leading independent banks, and as a "very well managed and high-quality" institution. In addition, the Commercebank, Seguros Mercantil, and TODO1 Mercantil subsidiaries received important citations from the Miami-Dade County Chamber of Commerce, PC News & Report, and LatinFinance magazine, respectively.

Global Finance

In its May and October 2002 editions, the Global Finance magazine picked Banco Mercantil as the "Best Bank in the Emerging Markets" and the "Best Bank in Venezuela," respectively, out of a sample that included the best and most outstanding financial institutions in Latin America.

To make its choice, Global Finance considers a variety of factors, such as asset growth, profitability, geographic reach, strategic relations, new business development, and product innovation. It also looks at the opinions of analysts, consultants, and other experts from each country's financial area.

This U.S. publication specializing in analysis of international markets with 15 years' experience, also cited Banco Mercantil the "Best Internet Bank." Its selection criteria were volume of transactions, overall coverage, competitive ease of use, and innovative technology. This acknowledgment was given after receiving information from a public of industry analysts, corporate executives, and technological experts, and was published in the magazine's June 2002 edition.

Finally, Global Finance picked Banco Mercantil as the "Best Foreign Exchange Bank" and "Best Trade Finance Bank."

Note that Global Finance chose Banco Mercantil as the "Best Bank in the Emerging Markets" and "Best Internet Bank" for the second year in a row.

LatinFinance

In its November edition LatinFinance magazine gave Banco Mercantil its "Best Bank in Venezuela" award for the second straight year, and cited TODO1.com (the Internet portal) as the "Best Internet Bank in Latin America."

LatinFinance is a U.S. publication created 14 years ago and specialized in economic and financial affairs in Latin America.

Its choice for best financial institution is based on a study of banks' activity over the course of the year, as well as their reputation and management performance. The opinions of bankers, specialists, and executives of financial corporations from around the world are also considered.


Our rock solid
balance sheet keeps us on an
even keel
however
volatile the
economic
climate.
LATINFINANCE
GLOBAL FINANCE
América
economía
25

The "Best Internet Bank" award, for its part, acknowledges the success of the Todo Uno platform, which not only permits on-line banking transactions but also provides non-banking services at Banco Mercantil, Commercebank (MERCANTIL subsidiaries), Bancolombia and Conavi in Colombia, and Banco Pichincha in Ecuador. Banco Mercantil alone processes 3.5 million on-line transactions per month, accounting for nearly 20% of all its customers' transactions, explained the magazine.

PC News & Report

This publishing group awarded Mercantil three statuettes in its Best Dot Coms competition, in the Virtual Payment Media category on the basis of the Mercantil MasterCard e-Card, the Internet Banking category for the www.bancomercantil.com Web page, and the Internet-based Insurance category with www.segurosmercantil.com.

PC News & Report acknowledged the Companies' efforts in the Venezuelan information technology area. Its methodology involves a preliminary selection of the sites most often visited by the public and provides readers with the chance to determine the awards by voting through the PC News portal.

América Economía

This publication picked Banco Mercantil as the Number One Bank in Venezuela, and one of the 25 best banks in Latin America, in its November 2002 edition. The magazine, which operates editorial offices in seven Latin American cities, makes its choice by relating return on capital to the strength of the financial fundamentals, with attention to the country's risk climate. It focuses on the 100 largest banks of Latin America in terms of total assets and checks loan portfolio quality to make sure the institutions it chooses are financially sound.

ANDA

The National Association of Advertisers, ANDA awarded MERCANTIL a silver statuette at its 44th annual event, in the Best Poster for an Internal Information Security Campaign category.

All these awards and acknowledgments only intensify MERCANTIL's commitment to strive for excellence and maintain the high quality that has always characterized it, always oriented toward the search for ways to meet its customers' needs.

Miami-Dade County Chamber of Commerce

Commercebank was chosen as one of "The 100 Most Important Hispanic Businesses in Florida" by the Hispanic Business Group of the Miami-Dade County Chamber of Commerce (Florida State, USA). This award is given out each year to the 100 companies with the largest volumes of business and strongest growth performance in Miami-Dade County. Commercebank has been included in the last four editions. It held 21st place in 1999 and 2000, and jumped to 15th place in 2001. In 2002 it continued rising, to 13th place, in what is an acknowledgment of the bank's importance and growth in the United States.

Federal Housing Finance Board

This agency gave Commercebank an award in recognition of its commitment to serving the communities in which it operates.

All these awards and acknowledgments only intensify MERCANTIL's commitment to strive for excellence and maintain the high quality that has always characterized it, always oriented toward the search for ways to meet its customers' needs.





Subsidiaries

Banco Mercantil, C.A. (Banco Universal)

Avenida Andrés Bello No. 1,
Edificio Mercantil.
Caracas 1050. Venezuela
Phone: (58-0212) 503.1111
Telex: 27002/27003 BMER VC
Fax: (58-0212) 503.1239
P O Box 789, Caracas 1010-A, Venezuela
e-mail: mercan24@bancomercantil.com
Website: www.bancomercantil.com
Call Center: (58-0212) 503.2424

Commercebank N.A.

220 Alhambra Circle, Coral Gables, Fl.
33134, U.S.A.
Phone: (1-305) 629.1200
Fax: (1-305) 629.1400
Website: www.commercebankfl.com

Banco Mercantil (Schweiz), AG

Stockerstrasse 38, CH-8039. P.O. Box 1052.
Zurich, Switzerland
Phone: (41-433) 444555
Telefax (41-433) 444550
e-mail: jfischer@bancomercantil.zu.com

Merinvest

Avenida Andrés Bello No. 1, Edificio
Mercantil, piso 24. Caracas, Venezuela
Phone: (58-0212) 503.2700
Fax: (58-0212) 503.2757
e-mail: merinvest@bancomercantil.com

Seguros Mercantil

Av. Libertador sentido Este,
esquina Calle Andrés Galarraga,
Edificio Seguros Mercantil, Chacao.
Caracas, Venezuela
Phone: (58-0212) 276.2000
Fax: (58-0212) 276.2001
Website: www.segurosmercantil.com

Mercantil Inversiones y Valores

Avenida Andrés Bello No. 1, Edificio
Mercantil, piso 27. Caracas, Venezuela
Phone: (58-0212) 507.1116/1160
Fax: (58-0212) 503.0515/1318
e-mail: aolivero@bancomercantil.com

Banco del Centro

Vía España N° 120, tercer piso,
Panamá, República de Panamá
Phone: (507) 223.5062
Fax: (507) 269.2055
e-mail: tdeboyd@bancodelcentro.com

BMC Bank & Trust Limited

In care of UBS Trustees (Cayman) Ltd.
P.O. Box 852GT George Town,
Grand Cayman, Cayman Islands,
British West Indies
Phone: (345) 914.6000
Fax: (345) 914.4006

Banco Mercantil Venezolano NV.

Abraham Mendez Chumaceiro Bulevar 1,
Curazao, Netherlands Antilles
Phone: (5999) 461.8241/6526/ 3747
Fax: (5999) 461.1828
e-mail: fgirigori@bancomercantilcu.com

Banco Mercantil Agencies and Branch

Coral Gables Agency

220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 460.8500
Fax (1-305) 460.8595/96
Telex: 68121 BMER UW
e-mail: agonzalez@combnk.com
Manager: Alberto González

New York Agency

11 East 51st. Street, New York, NY,
10022-5903, U.S.A.
Phone: (1-212) 891.7400.
Fax (1-212) 891.7411
e-mail: darnal@bancomercantilny.com
Manager: Diego Arnal

Curaçao Branch

Abraham Mendez Chumaceiro Boulevar 1,
Willemstad, Curaçao, Netherlands Antilles
Phone: (5999) 461.1566/2117
Fax (5999) 461.1828; Telex 390-1252
BMCUR NA
Manager: Franklin Girigori

Banco Mercantil Representative Offices

Bogotá

Av. 82, N° 12-18, Piso 8. Aptdo. 75168,
Santafé de Bogotá, Colombia
Phone: (57-1) 635.0017
Telefax (57-1) 623.7770
e-mail: amartinez@bancomercantil.com.co
Representative: Alberto Martínez

Sao Paulo

Av. Paulista, N° 1842,3° andar Cj. 37 Edif.,
Cetenco Plaza, Torre Norte-Cep 01310-200
Sâo Paulo SP, Brasil,
Phone:. (55-11) 287.8566
Fax (55-11) 289.5854
e-mail: mercansp@uol.com.br
Representative: Julio Gonzalez

Lima

Ave. Libertadores, N° 347. Piso 2
San Isidro, Lima 27, Perú
Phone: (51-1) 442.3880
Fax (51-1) 442.3870
e-mail: bmercantil@terra.com.pe
Representative: Francisco Sánchez

London

Dolphin House, St. Peter Street,
Winchester SO23 8BW
United Kingdom
Phone: 44(0)1962 829.751
Fax 44(0)1962 813.401
e-mail: psolares@bancomercantil.co.uk
Representative: Pedro Solares

Mexico

Eugenio Sue N° 58, Colonia Polanco,
Chapultepec, Delegación Miguel Hidalgo,
C.P. 11560, México, D.F.
Phone: (52-2) 282.2300
Fax (52-2) 280.9418
e-mail: mercvenmex@compuserve.com.mx
Representative: Fernando Sordo

Corporate

Directorates

INVESTOR RELATIONS
Av. Andrés Bello N°1. Edificio Mercantil, piso 25.
Caracas 1050, Venezuela.
Apartado Postal 789.
Phone: (58-0212) 503.1335 503.3546
Fax: (58-0212) 503.0417
e-mail: inversionista@bancomercantil.com

OFFICE OF THE PRESIDENCY
Av. Andrés Bello N°1. Edificio Mercantil,
piso 35. Caracas 1050, Venezuela.
Apartado Postal 789.
Phone: (58-0212) 503.1995 503.1996
Fax: (58-0212) 503.1382
e-mail: presidencia@bancomercantil.com

CORPORATE COMMUNICATIONS
Av. Andrés Bello N°1. Edificio Mercantil,
piso 33. Caracas 1050, Venezuela.
Apartado Postal 789.
Phone: (58-0212) 503.1670
Fax: (58-0212) 503.1589
e-mail: comunicaciones@bancomercantil.com

General Production: Corporate Communications Management
Banco Mercantil Art Collection: Mercantil Building's surroundings as seen by artist Natalya Critchley
Photography: Mercantil Archives. Photos of art works: Estudios Oppenheimer S.R.L.
Graphic Design: Chávez & López
Pre-Press: Colorscan Fotolito, C.A.
Printing: Intenso Offset, C.A.
Caracas, Venezuela, February 2003

Report of Independent Accountants



MERCANTIL

SERVICIOS FINANCIEROS

Avenida Andrés Bello N° 1, Edificio Mercantil
Caracas 1050, Venezuela. Phone: (0212) 503 1111



MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS
AND CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

ESPIÑEIRA, SHELDON Y ASOCIADOS

Firma miembro de
PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A, Venezuela
Teléfono: (0212) 700 6666
Telecopier: (0212) 991 5210

February 7, 2003

To the Shareholders and Board of Directors of
Mercantil Servicios Financieros, C.A.

We have audited the consolidated balance sheets of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared in accordance with the rules laid down by the Venezuelan Securities and Exchange Commission (CNV). As described in Note 2, these rules differ in certain respects from generally accepted accounting principles published by the Venezuelan Federation of Public Accountants mainly as to the presentation of inflation-adjusted financial statements. Mercantil Servicios Financieros, C.A. presents, as supplementary information, financial statements prepared in conformity with accounting principles generally accepted in Venezuela (see Note 30).

As described in Note 1, political and civil events in Venezuela at the end of 2002 have affected that country's economic activities. Consequently, assets and operations of the Venezuelan financial system could be adversely affected in the future.

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with the rules laid down by the Venezuelan Securities and Exchange Commission (CNV).

ESPIÑEIRA, SHELDON Y ASOCIADOS



Pedro Pacheco Rodríguez

CPC 27599
CNV P-810

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31,	
	2002	2001 (Note 2y)
	(Millions of bolivars)	
ASSETS		
CASH AND DUE FROM BANKS (Notes 1 and 3):		
Cash	192,586	128,157
Banco Central de Venezuela	446,957	446,658
Venezuelan banks and other financial institutions	6,451	23,941
Foreign banks and other financial institutions	77,652	72,894
Pending cash items	35,429	92,774
Allowance for cash and due from banks	(829)	(1,029)
	758,246	763,395
INVESTMENT PORTFOLIO (Note 4):		
Investments in trading securities	13,928	30,238
Investments in securities available for sale	2,575,772	973,861
Investments in securities held to maturity	406,250	380,284
Share trading portfolio	72,341	46,755
Investments in time deposits and placements	627,662	297,503
Restricted investments and resale commitments	219,953	6,930
	3,915,906	1,735,571
LOAN PORTFOLIO (Note 5):		
Current	3,907,467	2,474,324
Rescheduled	96,174	68,710
Overdue	73,330	62,914
In litigation	31,314	14,788
	4,108,285	2,620,736
Allowance for losses on loan portfolio	(183,562)	(139,401)
	3,924,723	2,481,335
INTEREST AND COMMISSIONS RECEIVABLE (Note 6)	92,565	63,094
LONG-TERM INVESTMENTS (Note 7)	14,009	10,395
ASSETS AVAILABLE FOR SALE (Note 8)	19,771	30,665
PROPERTY AND EQUIPMENT (Note 9)	237,841	242,493
OTHER ASSETS (Note 10)	337,364	299,292
TOTAL ASSETS	9,300,425	5,626,240
MEMORANDUM ACCOUNTS (Note 23)	11,718,922	8,389,891

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31,	
	2002	2001 (Note 2y)
	(Millions of bolivars)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS (Note 11) -		
Non-interest bearing checking accounts	1,078,160	886,502
Interest-bearing checking accounts	1,436,861	815,088
Savings deposits	2,610,307	1,358,129
Time deposits	2,233,196	1,343,672
	7,358,524	4,403,391
DEBT AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION (Note 12) -		
Publicly traded debt securities issued by MERCANTIL	67,781	59,814
FINANCIAL LIABILITIES (Note 13) -		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	30,769	17,148
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	1,084	4,238
Borrowings with foreign banks and savings and loan institutions, up to one year	58,865	84,856
Borrowings with foreign banks and savings and loan institutions, more than one year	170,672	33,574
Short sale of securities	29,929	15,347
Liabilities under repurchase agreements	3,377	4,593
Other liabilities, up to one year	35,783	24,418
Other liabilities, more than one year	49,094	14,748
	379,573	198,922
INTEREST AND COMMISSIONS PAYABLE	24,925	14,215
OTHER LIABILITIES (Note 14)	437,918	273,939
SUBORDINATED DEBT (Note 15)	115,109	49,205
TOTAL LIABILITIES	8,383,830	4,999,486
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	2,318	15,363
SHAREHOLDERS' EQUITY (Note 21):		
Nominal capital stock	62,344	58,648
Capital inflation adjustment	191,709	191,709
Share premium	63,569	63,569
Capital reserves	161,614	161,245
Translation adjustment of net assets of subsidiaries abroad	113,516	(780)
Retained earnings	322,680	165,139
Shares repurchased or held by subsidiaries	(29,540)	(18,414)
Unrealized gain (loss) from restatement at market value of investments available for sale	28,385	(9,725)
TOTAL SHAREHOLDERS' EQUITY	914,277	611,391
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,300,425	5,626,240

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,	
	2002	2001 (Note 2y)
	(Millions of bolivars)	
INTEREST INCOME (Note 2):		
Income from cash and due from banks	23,761	16,525
Income from investment portfolio (Note 4)	291,689	163,686
Income from loan portfolio (Note 5)	621,097	448,494
Total interest income	936,547	628,705
INTEREST EXPENSE (Note 2):		
Interest on demand and savings deposits	70,395	43,028
Interest on time deposits	228,977	128,753
Interest on securities issued by MERCANTIL (Note 12)	24,975	2,867
Interest on financial liabilities	26,049	20,946
Total interest expense	350,396	195,594
GROSS FINANCIAL MARGIN	586,151	433,111
Allowance for losses on loan portfolio (Notes 2 and 5)	112,871	55,151
NET FINANCIAL MARGIN	473,280	377,960
COMMISSIONS AND OTHER INCOME:		
Trust fund operations	14,948	12,339
Foreign currency transactions (Note 22)	28,589	6,125
Commissions on customer account transactions	65,794	34,571
Commissions on letters of credit and guarantees granted	5,346	4,333
Equity in long-term investments	7,532	5,386
Exchange gains (Note 22)	103,060	6,930
Income on sale of investment securities (Note 4)	13,667	15,727
Other income (Note 19)	85,514	63,313
Total commissions and other income	324,450	148,724
INSURANCE PREMIUMS, NET OF CLAIMS:		
Premiums	139,953	53,597
Claims	(111,755)	(43,901)
Total insurance premiums, net of claims	28,198	9,696
OPERATING EXPENSES:		
Salaries and employee benefits	240,526	177,461
Depreciation, property and equipment expenses, amortization of intangibles and other (Notes 9 and 18)	110,908	101,159
Fees paid to regulatory agencies (Note 1)	15,454	11,476
Other operating expenses (Note 20)	224,345	160,771
Total operating expenses	591,233	450,867
OPERATING INCOME BEFORE TAXES AND MINORITY INTERESTS	234,695	85,513
TAXES (Note 16):		
Current	(61,398)	(15,786)
Deferred	(1,334)	(78)
Total taxes	(62,732)	(15,864)
NET INCOME BEFORE MINORITY INTERESTS	171,963	69,649
BENEFIT FROM UTILIZATION OF TAX LOSS CARRYFORWARDS (Note 16)	8,738	1,240
MINORITY INTERESTS	(502)	(187)
NET INCOME FOR THE YEAR	180,199	70,702
NET INCOME PER SHARE (in bolivars)	470.75	182.40
NET INCOME PER SHARE BEFORE MINORITY INTERESTS (in bolivars)	472.10	182.90
WEIGHTED AVERAGE OF OUTSTANDING SHARES	382,794,495	387,613,312

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

(Millions of bolivars)

	Capital stock									
	Nominal	Inflation adjustment	Share premium	Capital reserves	Negative goodwill	Translation adjustment of net assets of subsidiaries abroad	Retained earnings (Note 2d)	Shares repurchased or held by subsidiaries	Unrealized gain (loss) from restatement at market value of investments available for sale (Note 2d)	Total shareholders' equity
Balances at December 31, 2000	57,291	191,709	67,143	156,380	1,423	(9,171)	123,091	(17,430)	(4,360)	566,076
Net income for the year	-	-	-	-	-	-	70,702	-	-	70,702
Shares repurchased	-	-	-	-	-	-	-	(13,314)	-	(13,314)
Negative goodwill	-	-	-	-	(1,423)	-	-	-	-	(1,423)
Redemption of shares repurchased	(2,217)	-	-	-	-	-	(10,113)	12,330	-	-
Appropriation to legal reserve	-	-	-	4,865	-	-	(4,865)	-	-	-
Stock dividends	3,574	-	(3,574)	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	-	(13,676)	-	-	(13,676)
Unrealized loss on investments available for sale	-	-	-	-	-	-	-	-	(5,365)	(5,365)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	8,391	-	-	-	8,391
Balances at December 31, 2001	58,648	191,709	63,569	161,245	-	(780)	165,139	(18,414)	(9,725)	611,391
Net income for the year	-	-	-	-	-	-	180,199	-	-	180,199
Shares repurchased	-	-	-	-	-	-	-	(11,126)	-	(11,126)
Stock dividends	3,696	-	-	-	-	-	(3,696)	-	-	-
Appropriation to legal reserve	-	-	-	369	-	-	(369)	-	-	-
Cash dividends	-	-	-	-	-	-	(18,593)	-	-	(18,593)
Unrealized gain on investments available for sale	-	-	-	-	-	-	-	-	38,110	38,110
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	114,296	-	-	-	114,296
Balances at December 31, 2002	62,344	191,709	63,569	161,614	-	113,516	322,680	(29,540)	28,385	914,277

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years ended December 31,	
	2002	2001
	(Millions of bolivars)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	180,199	70,702
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	67,538	56,683
Allowance for losses on loan portfolio	112,871	55,151
Payment of employee termination benefits	(25,214)	(13,622)
Accrual for employee termination benefits	26,209	18,670
Allowance for interest receivable, assets available for sale and other assets	20,594	18,814
Net change in operating accounts -		
Interest and commissions receivable	(29,471)	945
Interests and commissions payable	10,710	(435)
Assets available for sale and other assets	(77,513)	(42,006)
Other liabilities	162,984	(5,287)
Minority interests	(13,045)	(38,956)
Net cash provided by operating activities	435,862	120,659
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net change in investment portfolio	(1,812,066)	(678,301)
Loans granted	(10,067,784)	(4,270,587)
Loans collected	8,625,822	3,970,253
Net change in long-term investments	(3,614)	(1,504)
Additions to property and equipment, net	(33,147)	(681)
Net cash used in investing activities	(3,290,789)	(980,820)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in deposits	2,955,133	1,043,231
Net change in short-term financial liabilities	54,252	(4,295)
New long-term financial liabilities	554,533	25,499
Long-term financial liabilities repaid	(428,134)	(55,503)
Net change in securities issued by MERCANTIL (debenture bonds)	7,967	59,814
Net change in subordinated debt	65,904	10,760
Cash dividends	(18,592)	(13,676)
Shares repurchased	(11,126)	(13,314)
Negative goodwill	-	(1,423)
Net cash provided by financing activities	3,179,937	1,051,093
CASH AND CASH EQUIVALENTS:		
Net increase for the year	325,010	190,932
At the beginning of the year	1,060,898	869,966
At the end of the year	1,385,908	1,060,898
SUPPLEMENTARY INFORMATION:		
Taxes paid	44,465	22,013
Interest paid	273,286	149,693
Assets received as payment	10,464	6,601
Translation adjustment of net assets of subsidiaries abroad	114,296	8,391
Restatement at market value of investments available for sale	38,110	(5,365)
Stock dividends	3,696	3,574
Debenture bonds for acquisition of Seguros Orinoco	-	7,847
Goodwill from acquisition of Seguros Orinoco and Interbank	-	17,828
Net assets from Seguros Orinoco and Interbank	-	20,260

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1 - REPORTING ENTITY AND REGULATORY ENVIRONMENT:

Reporting entity -

Mercantil Servicios Financieros, C.A. (MERCANTIL) was incorporated in Venezuela on April 24, 1997; its shares are listed on the Caracas Stock Exchange (CSE). In addition, MERCANTIL has an American Depository Receipts (ADR) program, Level 1, which is listed on the Over the Counter (OTC) market in the United States of America (the U.S.) with Class "B" shares as underlying assets. MERCANTIL business activities are mainly investments in shares, bonds, equity and other liabilities in mercantile entities and, in general, any other commercial transaction required in connection with its specific objectives.

The business activities of MERCANTIL mainly comprise those of its majority-owned subsidiary, Banco Mercantil, C.A. (Banco Universal) (Banco Mercantil) in Venezuela, and its wholly-owned subsidiary Commercebank in the U.S.

In December 2001 MERCANTIL acquired 99.94% equity of the capital stock of C.A. Seguros Orinoco and its subsidiaries (Seguros Orinoco) for Bs 38,088 million. As a result of this acquisition, assets and liabilities of Bs 94,027 million and Bs 73,767 million, respectively, were received, giving rise to goodwill of Bs 17,828 million (see Note 10). The terms of the acquisition agreement include certain guarantees from former shareholders of Seguros Orinoco regarding the recovery of certain assets and the favorable outcome of certain contingencies for a period of 10 years. During 2002 Seguros Orinoco merged with Seguros Mercantil, C.A.

The main consolidated subsidiaries of MERCANTIL include: Banco Mercantil and its subsidiaries; Commercebank N.A.; Holding Mercantil Internacional and its subsidiaries Banco Mercantil Venezolano, N.V. (off-shore bank domiciled in the Netherlands Antilles) and its subsidiary Banco del Centro, S.A. (domiciled in Panama), Banco Mercantil (Schweiz) AG (domiciled in Switzerland) and its subsidiary BMC Bank & Trust Limited (domiciled in Grand Cayman, B.W.I.); Merinvest, C.A. and Seguros Mercantil, C.A.

Political and civil events in Venezuela at the end of 2002 have affected that country's economic activities. Consequently, assets and operations of the Venezuelan financial system could be adversely affected in the future, mainly in terms of increased loan portfolio default and possible deterioration in value of the investment portfolio. In addition, on February 5, 2003, Banco Central de Venezuela and the Ministry of Finance published the legal instruments introducing an exchange control regime in Venezuela (see Note 31).

Regulatory environment -

The regulatory environment of MERCANTIL and its subsidiaries is determined by the current regulations of the countries where they operate. MERCANTIL is regulated by the Capital Markets Law and the Venezuelan Securities and Exchange Commission (CNV). Furthermore, the branch and agencies of Banco Mercantil, as well as the other MERCANTIL bank subsidiaries abroad, are subject to specific requirements of the regulatory agencies in the countries where they operate in respect of prior consultation for certain transactions, quality of assets, and capital and liquidity levels.

Below is a summary of the main regulations that govern MERCANTIL and its subsidiaries:

a) Banco Mercantil, C.A. (Banco Universal) in Venezuela -
The activities of Banco Mercantil are regulated by the General Law of Banks and Other Financial Institutions and the rules and instructions laid down by the Superintendency of Banks and Other Financial Institutions (Superintendency of Banks) and Banco Central de Venezuela (BCV).

In November 2001 the Venezuelan government enacted the new General Law of Banks and Other Financial Institutions, which took effect on January 1, 2002. This new law has mainly: a) suspended the financial emergency declared by the Venezuelan government in 1994; b) emphasized discretionary regulations set out in the Law or introduced by the Superintendency of Banks through resolutions; c) introduced new provisions to regulate services rendered through on-line banking (virtual bank); d) broadened the rules regulating trust fund activities; e) required that a percentage of the loan portfolio be earmarked for microcredits, and f) introduced new rules in respect of relationships of individuals and corporations with Banco Mercantil.

In November 2001 the Venezuelan government published the Partial Agrarian Loan Reform Law in the Official Gazette. This Law provides, among other aspects, that at the beginning of each year the Venezuelan government will define the minimum loan portfolio percentage to be granted to the agricultural sector by each financial institution. In July 2002 the Ministry of Agriculture published a resolution in the Official Gazette fixing the minimum amount of loans to be made available by each financial institution to the agricultural sector at July 31, 2002 at 9% of its gross loan portfolio at December 31, 2001 with 1% monthly increases up to 12% until December 31, 2002. This percentage may be increased by a further 2.76% once the Ministry of Agriculture together with the Venezuelan Bank Association have completed structuring the agricultural sector programs for 2002 (see Note 5).

Interest or discount rates offered by banks, both for lending and deposit operations, are agreed between the financial institution and its clients based on market conditions.

In accordance with the rules laid down by BCV, until December 31, 2001, the Bank should have maintained a minimum reserve fully deposited with that institution based on placements, customer deposits, liabilities and other deposits, with the exception of liabilities with BCV, the Deposit Guarantee and Bank Protection Fund (FOGADE) and other financial institutions. The required minimum percentage of this reserve was 17% of all deposits and liabilities subject to these rules, except for the deposits, placements, liabilities and other deposits with public entities in Venezuela, which were subject to a minimum amount of 30%. At December 31, 2001, a portion equivalent to 6 percentage points of these reserves earned interest at the weighted average rate paid by commercial and universal banks on savings and time deposits during the week immediately prior to the creation of the reserve deposit.

In April 2002 new regulations were established on reserve deposits for operations in Venezuela. These new rules call for a gradual reduction of the reserve percentage on deposits and other liabilities from 17% to 15% and a reduction of the interest-bearing portion of the reserve from 6% to 4% by May 2002. Deposits and other liabilities with public entities, previously subject to a reserve of 30%, are now subject to a 15% reserve. This reserve must be made in U.S. dollars when the related placement, customer deposit, liability or deposit operation is in foreign currency, and this portion of the reserve is interest-free.

Venezuelan financial institutions regulated by the General Law of Banks and Other Financial Institutions are required to pay fees to FOGADE. Among other things, FOGADE guarantees customer deposits at financial institutions up to a given amount per depositor. The biannual fee amounts to 0.25% of customer deposits in accordance with instructions issued by FOGADE and is paid in six monthly installments. During the year ended December 31, 2002, this fee amounted to Bs 11,803 million (Bs 10,276 million during the year ended December 31, 2001) and is recorded under Fees paid to regulatory agencies.

Furthermore, the General Law of Banks and Other Financial Institutions requires Venezuelan banks and other financial institutions regulated by this Law to pay a special fee to support the Superintendency of Bank's operations. In April 2002 the special fee to be paid by Banco Mercantil as from the first quarter of 2002 is 0.04% (previously 0.03%) calculated on the average of its assets during the previous six-month period. This fee is shown under Fees paid to regulatory agencies.

b) Banco Mercantil, C.A. (Banco Universal) Curaçao Branch -
This branch operates in the Netherlands Antilles. It is supervised and controlled by the Central Bank of the Netherlands Antilles.

c) Banco Mercantil, C.A. (Banco Universal) Agencies in Coral Gables, FL and New York, NY (U.S.) -
These agencies are subject to the regulations of the States of Florida and New York, respectively, regarding their license to operate in the U.S. In addition, they are supervised and regulated by the U.S. Federal Reserve System.

d) Banco Mercantil Venezolano, N.V. (Netherlands Antilles) -
This wholly-owned subsidiary was incorporated and operates in the Netherlands Antilles. It is supervised and controlled by the Central Bank of the Netherlands Antilles.

e) Banco del Centro, S.A. (Panama) -
This wholly-owned subsidiary is supervised by the Superintendency of Banks of Panama.

f) Banco Mercantil (Schweiz) AG -
This wholly-owned subsidiary is located in Zurich and is mainly engaged in financial and private banking operations. It is supervised by the Swiss Federal Banking Commission and the Swiss National Bank.

g) BMC Bank & Trust Limited (Grand Cayman) -
This wholly-owned subsidiary is located in Grand Cayman, Cayman Islands and is supervised by the Cayman Island Monetary Authority.

h) Commercebank N.A. (U.S.) -
As a federal bank in the U.S., this wholly-owned subsidiary is supervised and regulated by the Office of the Comptroller of the Currency (OCC). Its Head Office, Commercebank Holding Co., is supervised by the U.S. Federal Reserve System. Commercebank, N.A. is also a member of the Federal Deposit Insurance Corporation (FDIC) under the Bank Insurance Fund (BIF) and has eight agencies in the State of Florida, one in New York City, and a financial assets generating office (LPO) in Houston.

i) Merinvest, C.A. -
This wholly-owned subsidiary is a holding company for subsidiaries engaged in securities brokerage and investment (mutual funds) banking. It is regulated by the CNV, the Capital Markets Law and the Law of Collective Investment Entities.

j) Seguros Mercantil, C.A. -
This wholly-owned subsidiary is engaged in insurance activities and is regulated by the Law of Insurers and Reinsurers and its regulations, and by the accounting rules and instructions laid down by the Venezuelan Superintendency of Insurance.

The Law of Insurers and Reinsurers requires that an annual fee be paid to cover the operations of the Superintendency of Insurance. This fee amounts to a minimum 0.20% and a maximum 0.30% of net premiums earned in the previous year and is recorded under Fees paid to regulatory agencies.

NOTE 2 - BASES OF PRESENTATION:

As described in Note 1, MERCANTIL is regulated by the CNV and therefore required to comply with both the rules and instructions laid down by this entity and those of the related Accounting Manual and Plan of Accounts. When these rules contain no specific instructions, MERCANTIL follows generally accepted accounting principles published by the Venezuelan Federation of Public Accountants. CNV rules differ from the aforementioned accounting principles in the following respects:

a) Treatment given to the effects of inflation on the financial statements.

b) Presentation of balances from transactions with derivative instruments in Memorandum accounts instead of the balance sheet, as provided by generally accepted accounting principles.

Regarding the presentation of inflation-adjusted financial statements, according to CNV instructions, MERCANTIL is required to present financial statements expressed in historical bolivars as from the financial period ended December 31, 1999, based on the methodology set out in International Accounting Standard No. 29 (IAS-29). According to this standard, when an economy is no longer hyperinflationary and an entity ceases to prepare and present inflation-adjusted financial statements, it should then take into consideration the amounts expressed in terms of purchasing power at the end of the previous reporting period as a basis for the presentation of financial statements expressed in historical bolivars. Therefore, MERCANTIL considered the amounts expressed in terms of purchasing power at December 31, 1999 as a basis for presenting its financial statements expressed in historical bolivars for subsequent periods.

According to the CNV, financial statements prepared in conformity with generally accepted accounting principles, issued by the Venezuelan Federation of Public Accountants, must be presented as supplementary information.

Moreover, Banco Mercantil and Seguros Mercantil prepare their financial statements based on accounting manuals and the rules and instructions of the Superintendency of Banks and the Superintendency of Insurance, respectively. Consequently, the necessary adjustments and account groupings have been made to present the consolidated financial statements in accordance with the rules and instructions of the CNV.

Below is a summary of the accounting principles in use:

a) Consolidation -

The consolidated financial statements at December 31, 2002 and 2001 include the accounts of MERCANTIL and its subsidiaries at those dates. In the case of the subsidiary Mercantil Inversiones y Valores, C.A. and Seguros Mercantil, C.A. the balances included are those of its financial statements at November 30, 2002 and 2001. All significant intercompany transactions and balances have been eliminated in consolidation.

b) Use of estimates in the preparation of financial statements -

The preparation of financial statements and their notes requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses for the reporting periods. Actual results may differ from those estimates.

c) Translation of the financial statements of the branch, agencies and subsidiaries abroad -

Assets and liabilities are translated at the year-end exchange rate (see Note 2u). Income accounts are translated at the average exchange rate for the year for the branch and agencies of Banco Mercantil and for the subsidiaries abroad, except for subsidiaries in Colombia, which are translated at the year-end exchange rate. Equity accounts are translated at the historical exchange rate for subsidiaries abroad. The result from translation is recorded in the consolidated statement of shareholders' equity as Translation adjustment of net assets of subsidiaries abroad, for subsidiaries abroad, and in the consolidated statement of income, for the branch and agencies.

d) Investment portfolio -

According to the rules of the CNV, investments are classified upon acquisition, based on their nature and intended use, as Investments in trading securities, Investments in securities available for sale, Investments in securities held to maturity, Share trading portfolio, Investments in time deposits and placements and Restricted investments, and are recorded as indicated below:

Investments in trading securities -
These investments are recorded at fair market value and comprise investments in debt securities, which may be converted into cash within 90 days as from their acquisition. Unrealized gains or losses resulting from differences in fair market values are included in the consolidated statement of income.

Investments in securities available for sale -
Investments in debt securities available for sale are recorded at fair market value and unrealized gains or losses resulting from differences in fair market values are included in the consolidated statement of shareholders' equity under Unrealized gain (loss) from restatement at market value of investments available for sale. Investments in securities available for sale not listed on the stock exchange and whose fair market value is not easily computed are recorded at cost. Permanent losses from decreases in the fair market value of these investments are recorded in the consolidated statement of income for the period in which they occur. Any subsequent increase in market value is recognized as an unrealized gain in the shareholders' equity account.

Investments in securities held to maturity -
These investments relate to debt securities that MERCANTIL has the firm intention and ability to hold until their maturity and are recorded at cost, adjusted for amortization of premiums or discounts. Discounts or premiums are amortized over the life of the securities with a credit or debit to Income from investment portfolio. Permanent losses from decreases in fair market value of these investments are recorded in the statement of income for the period in which they occur. Any subsequent recovery of the fair market value does not affect the new cost basis.

Share trading portfolio -
The share trading portfolio includes investments in shares, publicly traded or otherwise.

For investments in shares publicly traded, unrealized gains or losses resulting from differences in fair market value are included under Unrealized gain (loss) from restatement at market value of investments available for sale.

Investments in shares not publicly traded issued by entities regulated by the General Law of Banks and Other Financial Institutions and the Capital Markets Law and similar foreign institutions, must be recorded at cost.

Investments in time deposits and placements -
These investments are in respect of funds deposited in financial institutions with maturities under one year, including short-term deposits with other financial institutions.

Restricted investments -
Restricted investments are recorded at cost or par value and include investment in securities acquired under resale agreements.

MERCANTIL and its subsidiaries use the specific identification method and/or average cost method to calculate the cost of securities; therefore, realized gains or losses on the sale of investments are calculated by this method.

e) Loan portfolio -

Rescheduled loans are those whose original repayment schedule, term or other conditions have been modified, based on a refinancing agreement concluded at the request of the debtor and certain other conditions.

Commercial loans are classified as overdue 30 days after maturity date. Term loan installments are shown as overdue if repayment is delayed by more than 30 days. When any related installment is more than 90 days past due, the entire principal balance is classified as overdue.

Loans in litigation are those that are in the process of being collected through legal proceedings.

f) Allowances for risks of uncollectibility of loan portfolio and contingent loans -

Banco Mercantil performs a review of its loan portfolio and its contingent loans on a quarterly basis to determine the specific allowance for losses on each loan. This review should cover no less than 90% of this portfolio and take into account factors such as economic conditions, client credit risk, credit experience and loan guarantees.

In addition, MERCANTIL maintains a general allowance of 2% of the principal balance of the loan portfolio. The full balance of the nonperforming loan portfolio (loans overdue and in litigation) is provided for under Allowance for losses on loan portfolio

The allowance for losses on loan portfolio of MERCANTIL subsidiaries is based on the specific requirements established by the regulatory agencies of the countries where they operate and management's assessment of collectibility of these loan portfolios.

g) Long-term investments -

MERCANTIL uses the equity method to account for investments in 20% to 50%-owned affiliates (see Note 7).

h) Assets available for sale -

Personal and real property received as loan repayment is amortized using the straight-line method over one and three years, respectively. These assets are shown at cost (represented by the lower of assignment value, debt book value, except interest, and market value or asset appraisal) net of accumulated amortization (see Note 8). Gains or losses from the realization of assets available for sale are included in the consolidated statement of income under Other income or Other operating expenses. Fully-depreciated personal and real property is recorded under Memorandum accounts.

Idle assets are those no longer used by Banco Mercantil. These assets should be written out of the asset accounts within 24 months and their book value may not exceed their market value.

i) Property and equipment -

Until December 31, 1999, Property and equipment is recorded at restated cost less accumulated depreciation. From 2000 new additions are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Gains or losses on the sale of personal and/or real property are included in the consolidated statement of income under Other income or Other operating expenses. Fully-depreciated property and equipment is included under Memorandum accounts.

j) Other assets -

MERCANTIL and its subsidiaries assess collectibility of these assets using the same criteria, where applicable, as those applied to the loan portfolio. Furthermore, MERCANTIL sets aside provisions for those items based on their nature or aging as required.

k) Deferred expenses and software -

Deferred expenses mainly relate to office installation and improvement expenses. These expenses, as well as those for software development, are recorded at cost, net of accumulated amortization. Related amortization is calculated using the straight-line method over four years.

l) Goodwill -

Goodwill on the purchase of Interbank, C.A. (Banco Universal); Seguros Mercantil, C.A. and C.A. Seguros Orinoco shares is being amortized using the straight-line method over 20 years (see Note 10).

m) Deferred income tax -

MERCANTIL and its subsidiaries recognize deferred income tax in respect of timing differences between financial and taxable income which are expected to be realizable in future periods and are mainly represented by temporarily nondeductible provisions. In the case of the allowance for losses on loan portfolio in Venezuela, MERCANTIL only takes into account loans classified as high risk or nonrecoverable which are expected to be realized.

n) Liabilities under repurchase agreements -

Liabilities under repurchase agreements are treated as financing operations and are recorded as a liability for the amount of funds received from the transaction. The difference in respect of the repurchase price is recorded as Interest expense during the term of the liability.

o) Technical reserves -

The subsidiary Seguros Mercantil calculates mathematical reserves in accordance with requirements of the Law of Insurers and Reinsurers. These reserves have been certified by independent actuaries based on the estimated rates of return on future investments and expected mortality rates.

According to the rules of the Superintendency of Insurance, current risk reserves may not be less than the unearned portion of collected premiums, net of returns and cancellations, less commissions on non-elapsed risk periods. A reserve equivalent to 100% of premiums collected in advance has been created.

The reserve for pending claims is a reasonable estimate based on information available on claims made before the end of the year, including related costs.

p) Accrual for employee termination benefits -

MERCANTIL and its Venezuelan subsidiaries accrue employee termination benefits, which are a vested right of employees according to the Venezuelan Labor Law, and deposit them in a trust fund on behalf of each employee. Under certain circumstances, this Law provides for an additional indemnity payment for unjustified dismissals. Based on experience, MERCANTIL and its Venezuelan subsidiaries have set aside an additional provision to cover this contingent liability.

Additionally, the Venezuelan Labor Law requires mandatory profit sharing for workers and employees. MERCANTIL and its Venezuelan subsidiaries comply with this regulation annually and record the related expense as incurred.

q) Employee benefit plans -

MERCANTIL has, for some of its Venezuelan subsidiaries, a long-term defined-benefit pension plan covering all eligible employees that also provides certain retirement benefits based on the provisions of the plan. The related costs and liability are calculated using internationally accepted actuarial and accounting methods. These costs are expensed and the actuarial bases are revised regularly.

MERCANTIL uses an actuarial method known as the "Projected Unit Credit method" to calculate the present value of the Defined Benefit Obligation (DBO).

In addition, MERCANTIL provides a long-term stock option plan to certain key officers for the acquisition of its shares at a fixed price (see Note 17).

r) Transactions with derivative instruments -

According to the rules of the CNV, market values of transactions with derivative instruments are included under Memorandum accounts (see Note 23). Gains from changes in market value of derivative instruments are included in the consolidated statement of income under Other income.

s) Investment securities acquired under resale agreements -

Securities acquired under resale agreements are presented as Restricted investments for the amount of funds paid for the transaction. The difference in respect of the resale price is recorded as Interest income.

t) Recognition of revenue and expenses -

Income, costs and expenses are recorded as earned or incurred, respectively. Interest on loans, investments and accounts receivable are recorded as income when earned. Interest receivable on loan portfolios more than 30 days overdue (90 days for Commercebank), interest on overdue or litigated loan portfolios or loans classified as real risk, high risk or unrecoverable, and overdue interest are all recorded as income when collected. Interest collected in advance is included under Other liabilities as Deferred interest and recorded as income when earned.

Commissions from loans granted are recorded as income over the terms of these loans.

Income from financial lease contracts and amortization costs of the corresponding leased property are recorded net in the consolidated statement of income as Income from loan portfolio.

u) Foreign currency -

Foreign currency transactions, mainly in U.S. dollars (US$), Colombian pesos (Ps) and Swiss francs (CHF) are recorded at the exchange rate in effect at the date of the transaction. Balances in foreign currency at December 31, 2002 are shown at the exchange rates of Bs 1,399.50/US$1, Bs 0.4885/Ps1 and Bs 1,007.34/CHF1 (Bs 757/US$1, Bs 0.3304/Ps1 and Bs 449.44/CHF1 at December 31, 2001). Exchange gains and losses are included in the consolidated statement of income for the year, except those in respect of investments in debt securities available for sale and investments in shares publicly traded, denominated in foreign currency, the exchange differences on which are included in shareholders' equity under Unrealized gain (loss) from restatement at market value of investments available for sale.

v) Net income per share -

Net income per share is determined by dividing net income for the year by the weighted average of outstanding shares, adjusted for stock dividends, which are considered outstanding for both years.

w) Residual value -

Residual value is the estimated value of assets at the end of the financial lease contract. Banco Mercantil recognizes residual value as income when collected.

x) Assets received in trust -

Assets received in trust are valued using the same parameters as those that MERCANTIL uses to value its own assets. Investments in securities are valued using the same method as that used for Investments held to maturity (see Note 2d). Permanent impairment in the value of investments must be recorded in the consolidated statement of income for the year in which it occurs.

y) Reclassification for comparative purposes -

For comparative purposes, the consolidated financial statements at December 31, 2001 include reclassifications of certain account balances resulting from transferring overnight deposit balances from Cash and due from banks to Investment portfolio (see Note 4d) and incorporating into deposits investments assigned through liquid assets and participations.

z) Cash flows -

For the purpose of the consolidated statement of cash flows, MERCANTIL considers as cash equivalents Cash and due from banks and Investments in time deposits and placements.

NOTE 3 - CASH AND DUE FROM BANKS:

At December 31, 2002, the balance of the account with BCV includes Bs 422,517 million and US$2,738,000, equivalent to Bs 3,832 million (Bs 411,762 million and US$3,500.000, equivalent to Bs 2,650 million at December 31, 2001), in respect of reserve deposits in local and foreign currency, respectively. Of the reserve deposit in local currency, Bs 112,565 million (Bs 136,817 million at December 31, 2001) is interest-bearing and during the year ended December 31, 2002, Banco Mercantil recorded income of Bs 17,373 million in this connection (Bs 10,201 million during the year ended December 31, 2001), shown in the consolidated statement of income under Income from cash and due from banks.

Pending cash items relate to clearinghouse operations at Banco Mercantil.

NOTE 4 - INVESTMENT PORTFOLIO:

Investment portfolio at December 31 comprises the following:

a) Investments in trading securities -

	2002		2001	
	Cost	Book value (equivalent to market value)	Cost	Book value (equivalent to market value)
	(Millions of bolivars)			
Securities issued or guaranteed by the Venezuelan government:				
In foreign currency -				
Global bonds, maturing between December 2003 and June 2007, with a par value of US$4,040,000	4,968	5,050 (1)	-	-
Debt securities issued by Venezuelan private-sector companies:				
Debenture bonds issued by private-sector companies, maturing between February 2004 and February 2010, with a par value of US$4,411,530	5,998	5,948 (2)	-	-
	10,966	10,998	-	-
Debt securities issued by foreign public and private-sector companies	2,942	2,930 (2)	30,238	30,238
Total investments in trading securities	13,908	13,928	30,238	30,238

(1) Based on present value of future estimated cash flows.

(2) Market value based on trading operations on the secondary market.

Investments in trading securities at December 31 earn the following annual interest:

	2002		2001	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%	%	%	%
Global bonds	3.06	9.38	-	-
Debt securities issued by Venezuelan private-sector companies	5.05	9.75	-	-
Bonds issued by foreign private-sector companies	7.88	7.88	5.96	7.50

b) Investments in securities available for sale -

	2002			2001		
	Cost	Unrealized gain (loss)	Book value (equivalent to market value)	Cost	Unrealized gain (loss)	Book value (equivalent to market value)
			(Millions of bolivars)			
Securities issued or guaranteed by the Venezuelan government:						
In local currency -						
National Public Debt Bond, maturing between December 2002 and February 2007, with a par value of Bs 100,242 million (maturing between January 2002 and 2005, with a par value of Bs 245,153 million at December 31, 2001)	91,571	242	91,813 (1)	239,009	(6,196)	232,813 (1)
Treasury notes, maturing between December 2002 and May 2003, with par value of Bs 63,590 (maturing between January 2002 and December 2005, with a par value of Bs 32,660 million at December 2001)	68,348	(90)	68,258 (1)	27,302	(336)	26,966 (1)
	159,919	152	160,071	266,311	(6,532)	259,779
In foreign currency -						
National Public Debt Bonds, maturing between December 2007 and September 2027, with a par value of US$11,569,000	-	-	-	6,587	(18)	6,569 (1)
Other	2,227	192	2,419 (1)	1,593	(168)	1,425 (1)
	2,227	192	2,419	8,180	(186)	7,994
	162,146	344	162,490	274,491	(6,718)	267,773
Debt securities issued by Venezuelan private-sector companies	9,055	(738)	8,317 (1)	21,977	(141)	21,836
	171,201	(394)	170,807	296,468	(6,859)	289,609
Debt securities issued by foreign public and private-sector companies:						
Securities issued by the U.S. government, maturing between December 2002 and December 2032, with a par value of US$1,514,300,000(maturing in January 2031, with a par value of US$621,727,000 at December 31, 2001)	2,187,247	10,984	2,198,231 (2)	478,223	4,646	482,869 (2)
Securities issued or guaranteed by other government agencies, maturing between June 2003 and August 2024, with a par value of US$9,875,000 (maturing between January 2002 and October 2008, with a par value of US$14,196,000 at December 31, 2001)	14,464	279	14,743 (2)	10,858	70	10,928 (2)
Bonds issued by private-sector companies, maturing between January 2003 and July 2022, with a par value of US$41,943,000 (maturing between January 2002 and December2030, with a par value of US$201,401,000 at December 2001)	58,931	303	59,234 (2)	153,970	(1,075)	152,895 (2)
Bonds issued by financial institutions, maturing between February 2003 and August 2007, with a par value of US$72,763,000 (maturing in September 2002, with a par value of US$48,347,000 at December 31, 2001)	102,093	609	102,702 (2)	37,236	324	37,560 (2)
Other	29,832	223	30,055 (2)	-	-	-
	2,392,567	12,398	2,404,965	680,287	3,965	684,252
Total investments in securities available for sale	2,563,768	12,004	2,575,772	976,755	(2,894)	973,861

(1) Based on present value of future estimated cash flows.

(2) Market value based on trading operations on the secondary market.

Investments in securities available for sale at December 31 earn the following annual interest:

	2002		2001	
	Minimum rate	Maximum rate	Maximum rate	Maximum rate
	%	%	%	%
Venezuelan Government National Public Debt Bonds	25.50	32.25	21.07	34.06
Treasury notes (effective rate)	22.50	39.71	8.90	23.17
DCB bonds	-	-	5.94	5.94
Global bonds	-	-	9.25	9.25
Securities issued by Venezuelan private-sector companies	5.05	9.38	5.00	9.38
Securities issued or guaranteed by the U.S. government	1.15	9.50	2.75	9.50
Securities issued or guaranteed by other foreign government agencies	5.25	9.00	4.47	9.75
Bonds issued by foreign private-sector companies	1.70	10.88	5.00	9.38
Bonds issued by foreign financial institutions	1.13	9.75	3.29	8.00

Below is the classification of the weighted average maturity of Investments in securities available for sale at December 31:

	2002	2001
Venezuelan Government National Public Debt Bonds	17 months	24 months
Treasury notes	1 month	12 months
DCB bonds	-	72 months
Global bonds	-	312 months
Debt securities issued by Venezuelan private-sector companies		24 months
Securities issued or guaranteed by the U.S. government	189 months	144 months
Securities issued or guaranteed by other foreign government agencies	252 months	24 months
Bonds issued by foreign private-sector companies	50 months	120 months
Bonds issued by foreign financial institutions	6 months	36 months

Below is the classification of Investments in securities available for sale at December 31 according to their maturity:

	2002		2001	
	Cost	Book value	Cost	Book value
	(Millions of bolivars)			
Up to six months	265,611	261,691	40,325	40,340
Six months to one year	115,279	119,546	46,909	47,358
One to five years	553,275	558,714	480,044	474,019
Five to ten years	283,248	286,776	128,561	128,631
Over ten years	1,346,355	1,349,045	280,916	283,513
	2,563,768	2,575,772	976,755	973,861

During the year ended December 31, 2002, MERCANTIL recorded net income of Bs 11,079 million (Bs 10,213 million during the year ended December 31, 2001) from the realization of Investments in securities available for sale and Share trading portfolio, which is shown under

Income on sale of investment securities. MERCANTIL received cash payments in this connection of Bs 5 trillion (Bs 1.5 trillion during the year ended December 31, 2001).

With the principal objective of improving the maturity profile of the National Public Debt, in November 2002 the Ministry of Finance, through BCV, invited holders of National Public Debt Bonds (BDPN), registered with the General Register of BCV for securities operations, to participate voluntarily in an exchange operation involving BDPN maturing between the fourth quarter of 2002 and the second quarter of 2005. Holders of BDPN participating in this operation would receive in return new issues of bonds with longer terms and higher yields. These new bonds were classified into two types, both denominated in bolivars, with the following characteristics:

	Maturity	Rate of return	Frequency of coupons and rate revision
Common bonds	Between March 2004 and March 2006	90% of the Market Lending Rate (TAM)	Quarterly
Special bonds	Between February 2006 and February 2007	The higher of: a) 80% - 85% of the Market Lending Rate (TAM) b) Three-month LIBOR plus a 100 basic-point margin, and the quarterly rate of devaluation of the bolivar in respect of the U.S. dollar	Quarterly

Banco Mercantil participated in this exchange operation as follows; no gain or loss was realized on the operation:

	Par value	Book value	Weighted average term (months)
	(Thousands of bolivars)		
Bonds surrendered:			
Available for sale	142,325,193	127,578,177	12
Held to maturity	181,426,522	179,045,427	15
Bonds received:			
Available for sale -			
Common	77,242,677	66,348,818	30
Special	68,861,206	61,229,359	47
	146,103,883	127,578,177	
Held to maturity -			
Common	82,200,542	75,365,424	26
Special	112,709,794	103,680,003	47
	194,910,336	179,045,427	

The average yields on bonds surrendered was 85% of the Market Lending Rate (TAM), receivable quarterly.

Upon completion of the aforementioned exchange, Banco Mercantil reclassified common and special bonds in the amount of Bs 105,516 million from Investments available for sale to

Investments held to maturity. The decision to make this change was based on the yield and the new maturity profile of the securities received.

In addition, during the six-month period ended June 30, 2002, National Public Debt Bonds for Bs 103,017 were transferred from Investments in securities available for sale to Investments in securities held to maturity.

The unrealized loss recorded in shareholders' equity in respect of investments transferred for Bs 7,337 million will be amortized over the remaining term of bonds held in the portfolio.

c) Investments in securities held to maturity -

	2002			2001		
	Cost	Book value (equivalent to amortized cost)	Market value	Cost	Book value (equivalent to amortized cost)	Market value
			(Millions of bolivars)			
Securities issued or guaranteed by the Venezuelan government:						
In local currency -						
National Public Debt Bonds, maturing between April 2003 and February 2007, with a par value of Bs 368,584 million (maturing between January 2002 and June 2005, with a par value of Bs 324,884 million at December 31, 2001)	344,857	337,521	330,425 (1)	321,166	322,775	320,326 (1)
Treasury notes, maturing between January and April 2002, with a par value of Bs 13,267 million	-	-	-	12,089	12,746	12,620 (1)
	344,857	337,521	330,425	333,255	335,521	332,946
Debt securities issued by Venezuelan private-sector companies	-	-	-	2,853	2,848	2,857 (2)
Preferred stock mandatorily redeemable, issued by foreign private-sector companies, maturing between January2003 and February 2007, with a par value of US$29,010,000(maturing between December 2026 and June 2031, with a par value of US$20,655,000 at December 31, 2001)	38,803	38,803	38,866 (2)	14,652	14,652	15,722 (2)
Debt securities issued by foreign public and private-sector companies:						
Securities issued or guaranteed by the U.S. government, maturing between July and October 2031, with a par value of US$14,204,000 (maturing in January 2031, with a par value of US$16,254,000 at December 31, 2001)	20,362	20,675	20,987 (2)	12,806	12,806	12,606 (2)
Securities issued or guaranteed by other governments, maturing between May 2003 and October 2006, with a par value of US$540,940,000 (maturing between February 2002 and 2007, with a par value of US$9,517,088 at December 31, 2001)	1,995	1,995	2,094 (2)	7,045	6,040	5,962 (2)
Bonds issued by foreign financial institutions, maturing between January 2003 and June 2004, with a par value of US$2,442,000 (maturing between February 2002 and June 2007, with a par value of US$8,370,924 at December 31, 2001)	3,281	3,280	2,649 (2)	6,017	6,017	5,947 (2)
Bonds issued by foreign private-sector companies, maturing between March 2003 and August 2027, with a par value of US$ 3,160,000 (maturing between May 2002 and February 2008, with a par value of US$5,690,000 at December 31, 2001)	3,950	3,976	3,943 (2)	2,408	2,400	2,532 (2)
	29,588	29,926	29,673	28,276	27,263	27,047
	413,248	406,250	398,964	379,036	380,284	378,572

(1) Based on present value of future estimated cash flows.

(2) Market value based on trading operations on the secondary market.

Investments in securities held to maturity at December 31 earn the following annual interest:

	2002		2001	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%	%	%	%
National Public Debt Bonds	25.74	30.23	7.37	36.52
Treasury notes	-	-	16.29	25.11
Debt securities issued by Venezuelan private-sector companies	-	-	8.87	10.00
Preferred stock mandatorily redeemable	5.00	8.74	7.75	8.74
Securities issued or guaranteed by the U.S. government	7.00	7.00	7.00	7.00
Securities issued or guaranteed by other foreign governments	4.00	11.00	3.84	11.00
Bonds issued by foreign financial institutions	4.24	9.54	4.39	10.11
Bonds issued by foreign private-sector companies	4.91	5.72	8.50	8.50

Below is the classification of the weighted average maturity of Investments in securities held to maturity at December 31:

	2002	2001
National Public Debt Bonds	36 months	12 months
Treasury notes	-	2 months
Debt securities issued by Venezuelan private-sector companies	-	1 month
Preferred stock mandatorily redeemable	13 months	312 months
Securities issued or guaranteed by the U.S. government	349 months	360 months
Securities issued or guaranteed by other foreign governments	13 months	19 months
Bonds issued by foreign financial institutions	12 months	27 months
Bonds issued by foreign private-sector companies	323 months	48 months

Below is the classification by maturity of Investments in securities held to maturity at December 31:

	2002		2001	
	Book value (equivalent to amortized cost)	Market value	Book value (equivalent to amortized cost)	Market value
	(Millions of bolivars)			
Up to six months	3,730	3,189	177,685	179,585
Six months to one year	2,113	2,113	24,612	24,362
One to five years	343,375	336,078	145,559	141,161
Five to ten years	7,699	7,661	3,970	4,149
Over ten years	49,333	49,923	28,458	29,315
	406,250	398,964	380,284	378,572

d) Share trading portfolio -

	2002			2001		
	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)
	(Millions of bolivars)					
Shares issued by Venezuelan non-financial institutions:						
C.A. Nacional Teléfonos de Venezuela (CANTV)	20,253	2,813	23,066 (1)	26,250	(8,760)	17,490 (1)
Servicio Panamericano de Protección, C.A.	3,808	2,638	6,446 (2)	3,808	640	4,448 (2)
Shares issued by foreign public and private-sector companies:						
Bancolombia, S.A., 4.85%-owned	14,355	18,455	32,810	9,067	2,491	11,558 (1)
Other	11,025	(1,006)	10,019	14,461	(1,202)	13,259
Total share trading portfolio	49,441	22,900	72,341	53,586	(6,831)	46,755

(1) Market value based on prices listed on stock exchanges.

(2) Equity value based financial statements at this date.

e) Investments in time deposits and placements -

	2002		2001	
	Cost	Market value	Cost	Market value
	(Millions of bolivars)			
Time deposits with Venezuelan financial institutions, with weighted average maturity of 7 days between June 2002 and March 2003, and interest rates at between 14.50% and 33%, with a par value of Bs 163,083 million	163,083	163,083 (1)	-	-
Time deposits with foreign financial institutions, with weighted average maturity of 1 month, between December 2002 and May 2004, and interest rates at between 1% and 7.25%, with a par value of US$120,879,000 (with weighted average maturity of2 months, between January and May 2002, and interest at between 0.90% and15%, with a par value of US$124,095,000 at December 31, 2001)	168,540	168,540 (1)	93,940	93,940 (1)
Certificates of participation in local banks, with weighted average maturity of 15 days in January 2002 and interest at between 37% and 39%, with a par value of US$11,889,000	-	-	9,000	9,000 (1)
Overnight deposits in local currency, maturing in January 2003, with interest rates at between 30% and 40.02% (maturing in January2002 at December 31, 2001)	43,600	43,600 (1)	2,550	2,550 (1)
Overnight deposits in foreign currency, maturing in January 2003 and interest rates at between 1.13% and 1.40%, with a par value of US$180,378,000 (maturing in January 2002, with a par value of US$253,650.000 at December 31, 2001)	252,439	252,439 (1)	192,013	192,013 (1)
Total investments in time deposits and placements	627,662	627,662	297,503	297,503

(1) Market value is represented by par value.

f) Restricted investments -

	2002		2001	
	Cost	Market value	Cost	Market value
	(Millions of bolivars)			
Venezuelan Government National Public Debt Bonds, maturing between November 2003 and June 2005, with a par value of Bs 6,384 million (maturing between January 2002 and June 2005, with a par value of Bs 884 million at December 31, 2001)	5,924	5,925 (2)	844	844 (1)
Investment securities acquired under resale agreement with BCV (Note 26)	206,534	206,534 (1)	500	500 (1)
Other	7,494	7,494 (1)	5,586	5,586 (1)
Total restricted investments	219,952	219,953	6,930	6,930

(1) Market value is represented by par value.

(2) Based on present value of future estimated cash flows.

Restricted investments at December 31 earn the following annual interest:

	2002		2001	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%	%	%	%
National Public Debt Bonds	29.32	29.93	18.60	34.12
Investment securities acquired under resale agreement with BCV	22.00	27.00	23.00	23.00
Other	1.30	34.12	-	-

Below is the classification of the weighted average maturity of Restricted investments at December 31:

	2002	2001
National Public Debt Bonds	11 months	12 months
Investment securities acquired under resale agreement with BCV	15 days	11 days

The control environment of MERCANTIL includes policies and procedures to determine investment risks by entity and economic sector. The concentration of risk is limited since the investments are made in a variety of economic sectors. At December 31, 2002, MERCANTIL has investment securities issued or guaranteed by the Venezuelan government and investment securities acquired under resale agreement with BCV, which represent 13% and 5%, respectively, of its Investment portfolio (35% in investment securities issued or guaranteed by the Venezuelan government at December 31, 2001). Furthermore, MERCANTIL has investments in bonds issued by the U.S. government and government agencies, which represent 57% of its Investment portfolio (29% at December 31, 2001).

The aforementioned Investment securities issued or guaranteed by the Venezuelan government represent a 0.6 ratio of MERCANTIL's equity (1 at December 31, 2001).

NOTE 5 - LOAN PORTFOLIO:

The loan portfolio at December 31 is classified as follows:

	2002						2001	
	Current	Rescheduled	Overdue	In litigation	Total	%	Total	%
	(Millions of bolivars)							
By type of economic activity:								
Commercial	1,738,497	13,799	25,102	5,013	1,782,411	44	877,675	34
Foreign trade	385,903	-	2,004	-	387,907	9	339,738	13
Construction	415,960	3,445	9,566	1,121	430,092	10	260,024	10
Industrial	360,737	41,897	5,757	769	409,160	11	229,611	9
Services	203,881	8,294	6,134	9,456	227,765	6	177,647	7
Agriculture	210,887	521	6,007	615	218,030	5	182,629	7
Consumer	171,241	-	360	-	171,601	4	190,500	7
Home mortgage	150,624	8,205	10,582	6,541	175,952	4	160,614	6
Car loans	66,333	14,185	3,180	-	83,698	2	86,895	3
Other	203,404	5,828	4,638	7,799	221,669	5	115,403	4
	3,907,467	96,174	73,330	31,314	4,108,285	100	2,620,736	100
By type of guarantee:								
Unsecured	1,466,320	23,357	18,912	577	1,509,166	37	938,426	36
Pledge	1,653,744	43,142	6,887	4,868	1,708,641	41	356,251	19
Mortgage	427,585	28,732	34,495	24,024	514,836	13	835,083	31
Debenture	359,818	943	13,036	1,845	375,642	9	490,976	14
	3,907,467	96,174	73,330	31,314	4,108,285	100	2,620,736	100
By maturity:								
Up to three months	1,705,277	6,322	52,153	7,889	1,771,641	43	1,252,268	48
Three to six months	334,961	219	7,418	2,309	344,907	8	319,270	12
Six months to one year	362,936	6,772	6,888	18,062	394,658	10	213,555	8
One to two years	299,125	12,346	5,856	1,961	319,288	8	130,091	5
Two to three years	247,684	13,522	722	647	262,575	6	144,724	6
Three to four years	210,870	25,743	230	372	237,215	6	122,062	5
Four to five years	152,637	13,294	49	29	166,009	4	106,036	4
Over five years	593,977	17,956	14	45	611,992	15	332,730	12
	3,907,467	96,174	73,330	31,314	4,108,285	100	2,620,736	100
By geographical location of the debtor:								
Venezuela	1,941,296	80,416	67,524	20,248	2,109,484	51	1,677,312	64
United States of America	1,415,603	2,938	5,028	3,348	1,426,917	35	581,625	22
Mexico	170,208	6,998	-	-	177,206	4	85,750	3
Peru	32,033	-	-	-	32,033	1	35,190	1
Colombia	62,813	5,822	412	72	69,119	2	40,944	2
Dominican Republic	51,786	-	-	-	51,786	1	28,397	1
Other countries	233,728	-	366	7,646	241,740	6	171,518	7
	3,907,467	96,174	73,330	31,314	4,108,285	100	2,620,736	100

Below is the classification of the consolidated loan portfolio at December 31 in accordance with the definitions and regulations of the Venezuelan Superintendency of Banks:

	2002		2001	
	Millions of bolivars	%	Millions of bolivars	%
By type of risk:				
Normal	3,636,939	89	2,300,103	88
Potential	201,115	4	101,111	4
Real	186,107	5	138,462	5
High	74,552	2	72,659	3
Unrecoverable	9,572	-	8,401	-
	4,108,285	100	2,620,736	100

Below is the movement of the allowance for losses on loan portfolio:

	Years ended December 31,	
	2002	2001
	(Millions of bolivars)	
Balances at the beginning of the year	139,401	116,714
Allowance for the year	112,871	55,151
Effect from translating allowances in foreign currency	37,900	2,846
Release of allowance	(2,067)	(5,819)
Loans written-off	(105,359)	(33,913)
Transfers from other reserves	816	4,422
Balances at year-end	183,562	139,401

At December 31, 2002, the nonperforming portfolio (overdue and in litigation), which has become non-interest bearing, amounts to Bs 104,644 million (Bs 77,782 million at December 31, 2001).

During the year ended December 31, 2002, interest accrued due but not recorded as income on overdue loans and loans in litigation amounted to Bs 69,579 million (Bs 46,781 million during the year ended December 31, 2001). Other income for the year ended December 31, 2002 includes Bs 30,729 million (Bs 23,629 million during the year ended December 31, 2001) of interest collected on overdue loans and loans in litigation, which had been deferred in previous years.

During the year ended December 31, 2002, MERCANTIL wrote off unrecoverable loans for Bs 105,359 million (Bs 33,913 million during the year ended December 31, 2001) against Allowance for losses on loan portfolio. MERCANTIL also collected Bs 6,271 million (Bs 6,228 million during the year ended December 31, 2001) for loans written-off as uncollectible in previous periods, which is shown in the consolidated statement of income under Other income.

In August 2001 a group of debtors of refinanced mortgage loans (indexed or "Mexican loans") and vehicle loans with "balloon payments" filed a claim with the Supreme Court of Justice (SCJ) in Venezuela for collective rights and interests.

In January 2002 the SCJ partially allowed the claim and established, among other things, the following:

- The maximum interest rates applicable to these loans as from 1996 should be fixed by BCV.

- Variable interest in respect of indexed loans applied as from 1996 should be adjusted to the rate determined by BCV for each type of loan.

- Granting of indexed loans outside the Housing Savings System was forbidden and existing loans were to be rescheduled as from the date of the sentence.

In March 2002 BCV issued a resolution setting the maximum interest rates applicable to indexed mortgage loans as from 1996 and vehicle loans with "balloon payments" as from 1998.

In April 2002 the Superintendency of Banks required financial institutions to reschedule indexed mortgaged loans granted with funds other than those from the Housing Mutual Fund and the Public Sector Contribution Fund, and vehicle loans granted with reservation of title and subject to "balloon payments", by recalculating interest based on rates fixed by BCV and in conformity with the sentence issued by the Constitutional Branch of the SCJ in January 2002. Furthermore, availability of the capitalized interest balance was restored and its restricted nature was lifted; interest shown at that date as part of Restricted surplus was therefore recognized as income.

In August 2002 the Superintendency of Banks laid down the methodology to be followed for the aforementioned recalculation, and stated that all vehicle loans granted with reservation of title and "balloon payments" should be included. The Superintendency of Banks also established a term for recalculation and redefinition with clients of the new repayment plan. This term has been extended until March 31, 2003.

In September 2002 the Venezuelan Bank Association appealed the Resolution of the Superintendency of Banks of August 2002 and, in January 2003, the SCJ issued a ruling according to which loans to be rescheduled are only those for acquisition of vehicles to be used for work purposes.

During the year ended December 31, 2002, MERCANTIL has charged Bs 14,380 million to existing provisions in respect of the recalculation of part of indexed mortgage loans and Bs 1,445 million for recalculation of loans with "balloon payments" for vehicles to be used for work purposes. MERCANTIL is drawing up new agreements and documentation for these loans, where necessary.

At December 31, 2002, Banco Mercantil maintains loans to the agricultural sector of Bs 204,327 million, equivalent to 13.54% of its gross loan portfolio at December 31, 2001 (see Note 1).

At December 31, 2002, Banco Mercantil complies with the minimum percentage for microcredits required by the General Law of Banks and Other Financial Institution, equivalent to 1% of the gross loan portfolio at June 30, 2002.

The control environment of MERCANTIL includes policies and procedures to determine credit risks by client and economic sector. The concentration of risk is limited since loans are granted in a variety of economic sectors and to a large number of clients. MERCANTIL does not have significant risk concentrations in its consolidated loan portfolio.

NOTE 6 - INTEREST AND COMMISSIONS RECEIVABLE:

Interest and commissions receivable at December 31 comprise the following:

	2002	2001
	(Millions of bolivars)	
Interest on:		
Loan portfolio	55,878	35,424
Investment securities	35,251	28,416
	91,129	63,840
Commissions receivable	7,168	5,629
Provision for contingent losses	(5,732)	(6,375)
	92,565	63,094

NOTE 7 - LONG-TERM INVESTMENTS:

Long-term investments at December 31, recorded by the equity method, comprise the following:

		2002			2001		
	Par value	Number of shares	Equity	Millions of bolivars	Number of shares	Equity	Millions of bolivars
			%			%	
Todo 1 Services, Inc.	1,399.50 (1)	15,141,728	38.39	2,418	15,000,000	38.39	2,152
Ciudad Residencial La Rosa, C.A.	100	239,203	30.00	2,313	239,203	29.90	2,264
Servicios Empresariales, C.A.	100	37,088	43.00	2,344	37,088	43.00	2,355
Proyectos Conexus	100	343,334	33.33	614	343,334	33.33	644
Corporación para el Desarrollo de Medina Corpomedina, C.A.	1000	325,430	50.00	315	325,430	50.00	392
Mondex de Venezuela, C.A.	100	15,006,619	42.39	1,501	15,006,619	42.39	1,303
Other				4,504			1,285
				14,009			10,395

(1) Equivalent to par value of US$1.00 per share.

During the year ended December 31, 2002, MERCANTIL recorded income of Bs 10,579 million (Bs 6,153 million during the year ended December 31, 2001) arising from equity in the results of Servicios Empresariales, C.A., in respect of which MERCANTIL received dividends of Bs 10,588 million during the same year (Bs 4,273 million during the year ended December 31, 2001).

As from February 2000, MERCANTIL formed a strategic alliance with the financial institutions Bancolombia and Conavi in Colombia and Banco Pichincha in Ecuador to jointly establish Todo 1 Services, Inc., a company domiciled in the U.S. This alliance is aimed at combining these companies' individual business skills to develop e-business in the aforementioned countries and Spanish-speaking markets in general. During the year ended December 31, 2002, MERCANTIL recorded expenses under Equity in long-term investments of Bs 3,907 million (Bs 1,050 million during the year ended December 31, 2001).

NOTE 8 - ASSETS AVAILABLE FOR SALE:

Assets available for sale at December 31 comprise the following:

	2002	2001
	(Millions of bolivars)	
Real property received as payment	31,074	33,292
Idle assets	3,740	12,921
Personal property received as payment	613	458
Securities received as payment	-	331
Property acquired or built for sale	765	-
Other assets available for sale	389	728
Accumulated amortization	(16,810)	(17,065)
	19,771	30,665

During the year ended December 31, 2002, MERCANTIL received assets amounting to Bs 10,484 million (Bs 6,601 million in 2001) as payment of uncollectible loans. Furthermore, it sold assets received as payment with a net book value of Bs 1,484 million (Bs 2,371 million during 2001) and realized a gain on this sale of Bs 1,333 million (Bs 2,134 million in 2001), recorded in the consolidated statement of income under Other income.

During the year ended December 31, 2001, Banco Mercantil recorded income of Bs 6,013 million from sale of assets received as payment that were fully amortized (see Note 19).

Idle assets include mainly real property resulting from the operating merger between Banco Mercantil and Interbank, C.A. completed in the first semester of 2001. During the year ended December 31, 2002, MERCANTIL sold part of this personal and real property, realizing a gain on sale of Bs 3,020 million, which is included in the consolidated statement of income under Other income (see Note 19).

During the year ended December 31, 2002, Banco Mercantil recorded amortization expenses in respect of assets available for sale of Bs 15,468 million (Bs 10,106 million during the year ended December 31, 2001) (see Note 2h).

NOTE 9 - PROPERTY AND EQUIPMENT:

Property and equipment at December 31 comprises the following:

	2002			2001		
	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
	(Millions of bolivars)					
Buildings and facilities	242,317	(83,310)	159,007	223,846	(69,542)	154,304
Office furniture and equipment	134,018	(89,141)	44,877	112,185	(69,614)	42,571
Land	23,812	-	23,812	22,701	-	22,701
Property acquired under financial lease contracts	-	-	-	7,585	(3,328)	4,257
Other property	10,796	(651)	10,145	19,212	(552)	18,660
	410,943	(173,102)	237,841	385,529	(143,036)	242,493

During the year ended December 31, 2002, MERCANTIL recorded depreciation expense of Bs 37,384 million (Bs 32,189 million during the year ended December 31, 2001), shown in the consolidated statement of income under Operating expenses.

At December 31, 2002, the net value of Property and equipment includes Bs 182,819 million in respect of buildings, facilities and land, whose fair market value is Bs 215,502 million based on appraisals conducted by independent appraisers in October 2000.

At December 31, 2001, Banco Mercantil decided to settle in advance financial lease contracts of equipment. Settlement took place in March 2002.

Below is a summary of the useful lives assigned to property and equipment:

	Useful life (years)	Remaining useful life (years)
Other buildings and facilities	40	26
Office furniture and equipment	4-10	6
Other property	5	2

NOTE 10 - OTHER ASSETS:

Other assets at December 31 comprise the following:

	2002	2001
	(Millions of bolivars)	
Goodwill:		
Interbank, C.A. (Banco Universal), net of accumulated amortization of Bs 13,086 (Bs 6,550 million at December 31, 2001)	118,137	124,672
C.A. Seguros Orinoco, net of accumulated amortization of Bs 972 million (Bs 443 million at December 31, 2001)	18,616	17,828
Seguros Mercantil, C.A., net of accumulated amortization of Bs 578 million (Bs 321 million at December 31, 2001)	4,221	4,469
	140,974	146,969
Premium on acquisition of net assets:		
Banco Capital, C.A., net of accumulated amortization of Bs 1,440 million	5,649	6,355
Accounts receivable	47,201	9,900
Deferred expenses, net of accumulated amortization of Bs 20,750 million (Bs 11,712 million at December 31, 2001)	41,443	43,508
Software, net of accumulated amortization of Bs 35,028 million (Bs 17,594 million at December 31, 2001)	28,301	16,323
Insurance premiums receivable	25,526	23,428
Deferred income tax (Note 16)	15,555	13,654
Pending items	12,191	14,786
Other prepaid expenses	10,839	6,263
Prepaid taxes	6,510	7,853
Advances for acquisition of real property	3,577	4,489
Accounts receivable from other credit card issuing institutions	3,068	5,301
Stationery and office supplies	2,072	1,390
Main office, branch and agencies of Banco Mercantil	1,833	1,108
Accounts receivable from reinsurers	1,829	1,482
Prepaid advertising	467	2,343
Other	2,421	2,191
	202,833	154,019
	349,456	307,343
Allowance for estimated losses on other assets	(12,092)	(8,051)
	337,364	299,292

In December 2001 MERCANTIL acquired a majority shareholding in C.A. Seguros Orinoco and its subsidiaries (Seguros Orinoco), which gave rise to goodwill of Bs 17,828 million. There are guarantees from former shareholders of Seguros Orinoco regarding the recovery of certain assets and the favorable outcome of certain contingencies for a period of 10 years.

The premium on acquisition of assets of Banco Capital, C.A. is in respect of goodwill paid on the acquisition of the net assets of this financial institution, intervened by the Venezuelan authorities, as a result of a public auction convened by the Financial Regulation Board in December 2000. These net assets are included under Restricted investments (see Note 4).

Pending items and Main office, branch and agencies mainly relate to lending operations between Banco Mercantil offices, which are pending identification and final recording at monthly cutoff. Most of these operations clear during the first few days of the following month. Deposits with these same characteristics are included under Other liabilities (see Note 14).

Accounts receivable from other credit card issuing institutions relate mainly to consumer transactions conducted by cardholders from other institutions at establishments affiliated to Banco Mercantil's credit cards.

Prepaid taxes mainly include advance payment of income tax, tax withholdings and municipal taxes.

NOTE 11 - DEPOSITS:

Deposits at December 31 comprise the following:

	2002	2001
	(Millions of bolivars)	
Non-interest bearing checking accounts	1,078,160	886,502
Interest-bearing checking accounts	1,436,861	815,088
Savings deposits	2,610,307	1,358,129
Time deposits	2,233,196	1,343,672
	7,358,524	4,403,391

Deposits at December 31 earn interest based on the ranges shown below:

	2002				2001			
	Deposits in bolivars		Deposits in U.S. dollars		Deposits in bolivars		Deposits in U.S. dollars	
Type of deposit	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%		%		%		%	
Interest-bearing checking accounts	2.00	4.50	0.13	2.38	2.00	4.50	0.13	1.30
Savings deposits	1.50	25.00	0.20	2.00	2.00	12.50	0.20	2.38
Time deposits	12.00	35.00	0.25	14.10	9.00	15.00	0.70	6.57

Below is the classification of time deposits by maturities at December 31:

	2002		2001	
	Millions of bolivars	%	Millions of bolivars	%
Up to 30 days	1,134,803	51	869,829	65
31-60 days	385,464	17	200,089	15
61-90 days	292,039	13	116,035	9
91-180 days	215,384	10	81,669	6
181-360 days	105,051	5	48,293	4
Over 360 days	100,455	4	27,757	1
	2,233,196	100	1,343,672	100

At December 31, 2002, Deposits include Bs 147,984 million (Bs 125,629 million at December 31, 2001) from Venezuelan government and other government agencies, equivalent to 2% of total deposits (3% at December 31, 2001).

At December 31, 2002, Restricted deposits relate to guarantee time deposits, dormant savings and checking accounts amounting to Bs 339,407 million (Bs 161,780 million at December 31, 2001).

NOTE 12 - DEBT AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION:

At a Regular Shareholders' Meeting held in March 2001, the shareholders authorized the Board of Directors to issue debenture bonds and/or commercial paper, in one or more offerings, for up to US$100 million or their equivalent in bolivars, within two years of this meeting, through public or private offers in Venezuela or abroad. At December 31, 2002, MERCANTIL has issued four series of debenture bonds with the following characteristics:

	Amount of issuance	Amount placed	Date of issuance	Term	Return on TAM(*)	Actual rate paid
	(Millions of bolivars)				%	%
Issuance 2001-I	20,000	20,000	October 2001	2 years	90	39.65
Issuance 2001-II	25,000	25,000	October 2001	3 years	94	41.55
Issuance 2001-III	10,000	10,000	December 2001	2 years	89	38.92
Issuance 2001-IV	15,000	12,781	December 2001	3 years	92	40.26
	70,000	67,781				

(*) The Market Lending Rate (TAM) is the weighted average annual interest rate for lending operations agreed among the main six commercial and universal banks in the country, in accordance with information published by BCV.

MERCANTIL reserves the right to redeem the aforementioned bonds fully or partially, at par value, one year after the date of issuance of each series.

Funds obtained from the issuance of these bonds were used to repurchase preferred stock issued by Banco Mercantil and to finance new investments.

NOTE 13 - FINANCIAL LIABILITIES:

Financial liabilities maturing within one year are classified as short term. Below is the classification of short-term and long-term financial liabilities at December 31:

	2002			2001		
	Up to one year	More than one year	Total	Up to one year	More than one year	Total
	(Millions of bolivars)					
Liabilities to Venezuelan banks and savings and loan institutions:						
Credit balances with correspondent banks	16,752	-	16,752	8,360	1,669	10,029
Loans granted by Venezuelan financial institutions, maturing between January and November 2003, with annual interest at between 0.02% and 5% (maturing between November and December 2003, with annual interest at between 15% and 16% at December 31, 2001)	13,565	1,084	14,649	8,788	2,569	11,357
Other	452	-	452	-	-	-
	30,769	1,084	31,853	17,148	4,238	21,386
Borrowings with foreign banks and savings and loan institutions: Loans for US$133,771,365 granted by foreign financial institutions, with annual interest at between 0.3% and 9.63%(US$156,256,267, with annual interest at between 2.35% and 9.81% at December 31, 2001)	58,865	170,672	229,537	84,856	33,574	118,430
Short sales of securities, maturing in February 2006, with a par value of US$21,385,334 (maturing in January 2002, with a par value of US$20,274,000 at December 31, 2001)	-	29,929	29,929	15,347	-	15,347
Liabilities under repurchase agreements, maturing in February 2003, with a par value of US$2,412,780 (maturing in January 2002, with a par value of US$20,274,000 at December 31, 2001)	3,377	-	3,377	4,593	-	4,593
Other liabilities:						
Funds received from the Latin American Reserve Fund, equivalent to US$2,918,000, with annual interest at between2.90% and 7.33% at December 31, 2001	-	-	-	2,209	-	2,209
Funds for special financing programs, with annual interest at between 16.02% and 24.91% (between 16.02% and 24.05% at December 31,2001)	-	16,412	16,412	2,405	12,815	15,220
Liabilities with credit card points of sales	2,743	-	2,743	3,685	-	3,685
Liabilities in respect of letters of credit	3,355	-	3,355	12,546	-	12,546
Other	29,685	32,682	62,367	3,573	1,933	5,506
	35,783	49,094	84,877	24,418	14,748	39,166
	128,794	250,779	379,573	146,362	52,560	198,922

Maturities of short-term financial liabilities at December 31 are as follows:

	2002	%	2001	%
	(Millions of bolivars, except percentages)			
Up to 30 days	69,958	54	67,268	46
31 to 60 days	15,336	12	24,004	16
61 to 90 days	8,957	7	4,374	3
91 to 180 days	14,337	11	14,490	10
181 to 270 days	17,351	13	23,936	16
271 to 360 days	2,855	3	12,290	9
Total	128,794	100	146,362	100

Maturities of long-term financial liabilities at December 31 are as follows:

	2002	%	2001	%
	(Millions of bolivars, except percentages)			
2003	-	-	15,289	28
2004	11,319	5	4,385	8
2005	16,984	8	3,464	7
2006 and beyond	222,476	87	29,422	57
Total	250,779	100	52,560	100

Borrowings with foreign banks and savings and loan institutions

To finance the acquisition of a building in which the Banco Mercantil New York agency and a branch of Commercebank operate, a mortgage loan was taken out at 9.63% annual interest, with maturity in July 2011, whose balance at December 31, 2002 amounts to US$6,404,644, equivalent to Bs 8,949 million (US$6,514,000, equivalent to Bs 4,931 million at December 31, 2001). The building serves as guarantee for the loan.

Liabilities under repurchase agreements

Below is a summary of Liabilities under repurchase agreements at December 31:

	2002	2001
	(Millions of bolivars)	
Balance at year-end	3,377	4,593
Fair market value of financial instruments	3,203 (1)	4,622 (1)
Total maximum balance outstanding at the end of any month	17,596	21,878
Average balance for the year	10,882	13,882

	2002	2001
	%	
Weighted average interest rate:		
For the year -		
In foreign currency	1.88	2.89
Interest rate at year-end -		
In foreign currency	1.75	1.72

(1) Based on present value of estimated future cash flows.

Liabilities under repurchase agreements relate to investments sold by the subsidiaries Banco Mercantil Venezolano, N.V. and Merinvest, C.A. in the normal course of its business.

Other liabilities

Funds received from official Venezuelan sources through Fondo de Crédito Agropecuario and Fondo de Crédito Industrial are used by Banco Mercantil to grant loans under special financing programs.

NOTE 14 - OTHER LIABILITIES:

Other liabilities at December 31 comprise the following:

	2002	2001
	(Millions of bolivars)	
Technical reserves (Note 2o)	89,918	65,868
Cashiers' checks issued to clients	82,353	58,770
Provision for contingencies and other (Notes 2 and 22)	76,041	47,853
Pending items and main office, branch and agencies of Banco Mercantil (Note 10)	47,229	32,681
Accrued expenses	45,323	12,654
Deferred interest	30,380	20,992
Provisions for taxes payable	15,318	5,788
Benefits and profit sharing	13,367	4,828
Accounts payable to suppliers	9,641	1,085
Taxes withheld from third parties	6,169	6,532
Unrealized gains	5,942	3,452
Labor contributions	3,973	3,626
Other demand deposits	3,532	2,564
Law on Narcotic and Psychotropic Substances (Note 29)	3,499	2,564
Other	5,233	4,682
	437,918	273,939

NOTE 15 - SUBORDINATED DEBT:

The subsidiary Commercebank Holding Corporation has issued the following subordinated debt at December 31, which is mandatorily redeemable:

Issuance	Maturity date	Annual rate	Original amount in US$	Balance at December 31 in US$	December 31, 2002	December 31, 2001
		%			(Equivalent in millions of bolivars)	
June 1998	June 2028	8.90	40.00	33.00	46,183	30,280
September 2000	September 2030	10.60	15.00	15.00	20,993	11,355
March 2001	June 2031	10.18	10.00	10.00	13,995	7,570
November 2001	December 2031	3.75	5.00	5.00	6,998	-
July 2002	July 2032	3.65	10.00	10.00	13,995	-
December 2002	January 2033	3.35	9.25	9.25	12,945	-
			89.25	82.25	115,109	49,205

NOTE 16 - TAXES:

Tax expense comprises the following:

	Years ended December 31,	
	2002	2001
	(Millions of bolivars)	
Taxes:		
Current -		
In Venezuela	(35,671)	(5,083)
Abroad	(25,727)	(10,703)
	(61,398)	(15,786)
Deferred -		
In Venezuela	(1,800)	(2,800)
Abroad	466	2,722
	(1,334)	(78)

Income tax -
MERCANTIL and its Venezuelan subsidiaries file individual income tax returns and the subsidiaries in the United States file them on a consolidated basis. The consolidated statement of income includes aggregate tax expenses of all entities.

At December 31, 2002, MERCANTIL and its subsidiaries have tax loss carryforwards of Bs 14,781 million, of which Bs 12,770 million, Bs 708 million and Bs 1,303 million may be used until 2003, 2004 and 2005, respectively.

The main differences between financial and taxable income arise from the net effect of the annual inflation adjustment, provisions and accruals that are normally tax deductible in subsequent periods, and the net effect of tax-exempt income from Venezuelan Government National Public Debt Bonds and all other securities issued by the Venezuelan government, as provided for in the 1999 Income Tax Law Reform. In connection with the subsidiaries in the U.S., there are no significant differences between taxable and financial income.

Below is a reconciliation between financial and tax expense for the year ended December 31, 2002:

Banco Mercantil:

	Year ended December 31, 2002
Tax rate according to Law	34%
	(Millions of bolivars)
Notional tax expense based on financial income computed at the tax rate in effect	62,086
Difference between notional financial tax expense and actual tax expense:	
Effect of the annual inflation adjustment	(44,935)
Net effect of National Public Debt Bonds exemption	(31,065)
Nondeductible allowances -	
Loan portfolio, net	6,444
Other provisions	8,912
Other	5,261
Effect of applying tax rate to tax gain	6,703
Effect of applying tax rate to tax gain arising abroad	2,035
Effect of applying tax rate to tax gain arising in Venezuela, net of the tax gain arising abroad	8,738
Benefit from potential utilization of tax loss carryforwards from previous years	8,738
Business assets tax expense	3,582

Commercebank Holding Corporation and its subsidiaries:

	Year ended December 31, 2002	
Tax rate according to Law	35%	35%
	(Thousands of U.S. dollars)	(Thousands of bolivars)
Notional tax expense based on financial income computed at the tax rate in effect	18,205	25,383
Difference between notional financial tax expense and actual tax expense:		
Taxable commissions deferred for book purposes	1,135	1,582
Effect of deducting state taxes	(825)	(1,150)
Effect of loan portfolio write-offs	(709)	(988)
Effect of depreciation and deductible amortization	(345)	(481)
Interest earned in the previous year and collected in the current year	(225)	(314)
Interest on nontaxable investments	(195)	(272)
Effect of nondeductible allowances and other expenses	581	811
Effect of applying tax rate to tax gain	17,622	24,571

Business assets tax -
Business assets tax is a minimum tax, complementary to income tax. It is calculated as 1% of the simple average of the net inflation-adjusted nonmonetary and monetary assets, based on amounts at the beginning and end of the year. For banking operations in Venezuela, the tax base excludes monetary assets up to the amount of cash on deposit from Banco Mercantil customers at the beginning and end of the year. Under current regulations, business assets tax must be computed together with income tax. Business assets tax will be any amount exceeding the total income tax due for the fiscal year. Accordingly, during the year ended December 31, 2002, Banco Mercantil estimated business assets tax of approximately Bs 3,582 million. Business assets tax expense is included in the consolidated statement of income under Taxes.

Income Tax Law Reform -
A new Income Tax Law Reform in December 2001 introduced certain amendments to the proportional tax on dividends, inflation adjustment and transfer-pricing regulations. According to the Law, taxpayers that conduct transactions with related parties abroad are required to calculate income, costs and deductions considering prices and amounts that would have prevailed in similar transactions with independent parties.

During the year ended December 31, 2002, MERCANTIL paid a proportional tax on dividends received from subsidiaries of approximately Bs 7,987 million. The related expense is included in the consolidated statement of income under Taxes.

Tax Amnesty Law -
The Tax Amnesty Law was enacted by decree in Venezuela on October 3, 2001. This Law sets out a special and temporary system of payment for voluntary compliance with tax obligations.

Banco Mercantil availed itself of this system in respect of tax assessments amounting to approximately Bs 2,627 million. As a result, the expected amount payable for these tax assessments is Bs 923 million. The submissions were accepted by the Tax Authorities and final settlement notices are expected for having complied with the tax payment obligation.

Bank debit tax -
The Bank Debit Tax Law was published in the Official Gazette in March 2002 and will be in effect for one year. This tax is levied mainly on debits or withdrawals made from checking and savings accounts, custody deposits or any other type of demand deposit. Bank debit tax is also applied to liquid assets funds, trust funds and other financial market funds or financial instruments. Venezuelan banks and other financial institutions are also required to pay this tax on the transactions laid down in the aforementioned law, such as account withdrawals for investments, interbank loans and all types of expenses. The bank debit tax is levied at the rate of 1%. During the year ended December 31, 2002, expenses in this connection amount to Bs 7,257 million and are included under Other operating expenses (see Note 20).

Contingencies -
In the normal course of business, certain subsidiaries of MERCANTIL are engaged in various legal proceedings. Other than the tax assessments mentioned below, MERCANTIL is not aware of any other pending legal proceedings which could have a significant effect on its financial position or results of its operations.

In February 1995 Banco Mercantil received tax assessments in respect of income tax returns for 1990 through 1992 disallowing tax exemption on income from bonds issued by BCV and the deductibility of certain exchange losses reported for those years for a total of Bs 3,067 million. These tax assessments would result in the elimination of tax loss carryforwards already used by Banco Mercantil and additional taxes of Bs 906 million for the year ended December 31, 1994. Banco Mercantil filed a litigious tax appeal against these assessments alleging insufficient legal grounds. To date the courts have not ruled on these tax assessments.

In February 1995 Interbank, C.A. received tax assessments in respect of its income tax return for 1992 disallowing tax exemption of interest income from money desk operations and debenture bonds and deductibility of expenses related to tax-exempt income and expenses, due to failure to withhold taxes for a total of Bs 3,969 million. These tax assessments would result in the elimination of tax loss carryforwards already used by Banco Mercantil and additional taxes and fines for a total of Bs 1,328 million. In August 1996 Interbank, C.A. filed a litigious tax appeal against these assessments alleging insufficient legal grounds. To date the courts have not ruled on these tax assessments.

In 1995 and 1996, Banco Mercantil received tax assessments in respect of its bank debit tax returns for accounts held in financial institutions covering May to December 1994, generating additional taxes and fines totaling Bs 1,962 million. Subsequently, the Tax Authorities declared most amounts subject to tax assessments invalid and calculated a new amount of Bs 362 million, including fines. Banco Mercantil also appealed this resolution. In June 1997 the Tax Authorities modified the previous resolution alleging material error, and declared the original tax amount of Bs 1,071 million to be correct. In the opinion of Banco Mercantil's legal counsel, the resolution issued by the Tax Authorities in June 1997 regarding tax assessments rejected by Banco Mercantil is not well-grounded in law. Those assessments accepted by Banco Mercantil, which included taxes and fines of Bs 219 million, were paid.

In 1996 and 1997, Banco Mercantil received tax assessments in respect of withholdings paid after the legal deadlines, failure to withhold taxes, disallowance of expenses related to tax assessments for fiscal years ended December 1993 and 1994, as well as certain nontaxable income and tax losses from previous years, which gave rise to a claim for additional taxes of Bs 6,694 million, including the effect on tax loss carryforwards if the tax assessments in respect of tax returns for 1990 to 1992 are declared in order. Banco Mercantil filed a litigious tax appeal. To date some of these tax assessments are pending ruling by the court and others have been decided in favor of Banco Mercantil. The National Treasury filed appeals with the Supreme Court of Justice and sentence is pending. These tax assessments include Bs 153 million in respect of which Banco Mercantil has applied to make use of the Tax Amnesty Law. Under this request, Banco Mercantil would pay 80% of the taxes due and the related fines and interest would be condoned. Upon approval, payment of Bs 60 million would be expected in connection with these tax assessments.

In July 1997 Interbank, C.A. received tax assessments in respect of its bank debit tax returns for accounts held with financial institutions covering May to December 1994, claiming additional taxes and fines for a total of Bs 6,517 million. In May 1998 Interbank, C.A. filed a litigious tax appeal, which is pending a decision.

In March 1998 Interbank, C.A. received tax assessments in respect of disallowance of expenses due to failure to withhold taxes, and loan portfolio-related write-offs for 1993 and 1994, resulting in additional taxes of Bs 962 million, including the effect on tax loss carryforwards if tax assessments on the 1992 tax return are declared valid. Interbank, C.A. filed a litigious tax appeal. To date the courts have not ruled on these tax assessments.

In December 1999 Banco Mercantil received tax assessments in respect of 1995 and 1996 tax returns for withholdings paid after the legal deadlines and nondeductibility of expenses for uncollectible accounts and rejection of tax loss carryforwards, resulting in additional taxes of Bs 8,287 million. In January 2000 Banco Mercantil accepted part of these assessments and paid Bs 177 million in this connection. Banco Mercantil filed litigious tax appeals against those tax assessments it rejected. To date, the courts have not ruled on these tax assessments. These tax assessments include Bs 2,474 million in respect of which Banco Mercantil has applied to make use of the Tax Amnesty Law. Under this request, Banco Mercantil would pay 80% of the taxes due and the related fines and interest would be condoned. Following approval, Banco Mercantil paid Bs 863 million in connection with these tax assessments.

In June 2001 Banco Mercantil received the final administrative summary regarding tax assessments against Interbank, C.A. in 1996. This covered unsupported debits to income accounts, operating expenses lacking supporting documentation, disallowance of expenses for withholdings paid after the legal deadlines, nondeductible expenses for uncollectible accounts and rejection of tax loss carryforwards from previous years, resulting in additional taxes and fines of Bs 3,762 million. Banco Mercantil filed a litigious tax appeal against the aforementioned administrative summary alleging insufficient legal grounds. To date, the court has not ruled on these assessments.

In July 2002 Interbank, C.A. received additional tax assessments in respect of its bank debit tax returns from the Tax Authorities for the periods from May 1999 to May 2000 claiming additional taxes of Bs 13,643 million. In September 2002 Interbank, C.A. filed a discharge claim and requested a Special Investigation which is currently in process. Legal advisers of Banco Mercantil believe that this appeal is well-grounded in law and that ruling will be favorable to the bank.

In 1997 CIMA, currently Mercantil Servicios Financieros, and certain of its subsidiaries received tax assessments in respect of withholdings paid after the legal deadlines, disallowance of expenses for failure to withhold taxes, consideration of certain revenues as exempt and deduction of tax loss carryforwards from previous years, all of which would reduce tax losses by Bs 7,114 million in historical amounts for the years subject to these tax assessments. CIMA and its subsidiaries filed discharge claims against these assessments, and management and external legal advisers of the companies believe these appeals are well-grounded in law.

MERCANTIL's management has identified the maximum risk in respect of the aforementioned assessments based on inadmissibility of monetary restatement and compensatory interest according to the decision of the Supreme Court of Justice of December 1999 and clarification of July 2000. Consequently, a provision has been set aside to cover these assessments (see Note 14).

NOTE 17 - EMPLOYEE BENEFIT PLANS:

a) Pension plan and other retirement benefits -

Sponsoring entities and financial aspects of the pension plan

As from 1974 Banco Mercantil and certain Venezuelan subsidiaries of MERCANTIL have a pension plan, which provides supplementary retirement pensions and other benefits to the employees of Banco Mercantil and other MERCANTIL subsidiaries. They are sponsors of Fundación BMA, which is engaged in managing the contributions and donations made by Banco Mercantil and other sponsors. Banco Mercantil absorbs the administrative expenses of Fundación BMA.

At December 31, 2002, the date of the most recent independent actuarial calculations, the assets, obligations and results of this plan, and the long-term assumptions used are as follows:

	Retirement pension benefit	Other retirement benefits
	(Millions of bolivars)	
Obligations and assets:		
Present value of obligations	27,567	3,724
Market value of net assets of Fundación BMA (include US$17,891,000) (1)	35,109	3,724
Surplus	7,542	-
Results:		
Annual service cost	820	116
Interest on present value of obligations	2,842	461
Other (includes amortization, past services, effects of inflation, gains/losses and effects of change of actuarial bases in 2002)	(407)	(69)
Total plan cost	3,255	508
Actual yield from plan assets	(15,384)	(2,139)

(1)These assets comprise Venezuelan Government National Public Debt Bonds and bonds issued by PDVSA, C.A. La Electricidad de Caracas and CANTV.

	%
Long-term assumptions (as from December 31, 2001):	
Discount rate at December 31, 2001	13
Long-term inflation rate	5.5
Expected yield from plan assets in bolivars	16
Expected yield from plan assets in U.S. dollars	6.5
Projected benefit increase	10
Market interest rate for loans	19.5
Increase in medical expenses	11

Excess of assets in respect of plan liabilities allows amortization of resulting actuarial gain.

According to actuarial calculations and certification, assets managed by Fundación BMA used to provide these benefits reasonably cover the present value of the obligations.

Plan terms and conditions

The plan entails retirement pensions and other retirement benefits and is based on a minimum length of service of ten years and a minimum retirement age. The retirement pension is based on the employee's average salary over the last three years of employment prior to retirement, and is payable at a maximum of 60%.

Eligible employees

Employees eligible for this plan, besides those already retired at December 31, 1999, are active employees who at that date met the age and length-of-service requirements qualifying them for any of the different retirement options, and those employees who will meet these requirements within ten years of January 1, 2000.

During the years ended December 2002 and 2001, Fundación BMA paid Bs 1,058 million and Bs 724 million, respectively, in respect of retirement pensions.

b) Long-term stock option plan -
In 1983 MERCANTIL and certain of its subsidiaries set up a long-term stock option plan, approved by the Board of Directors and Compensation Committee, under which key officers are awarded purchase options on MERCANTIL shares. As from 1996, this plan is being implemented in different phases of varying time periods. Fundación BMA manages the plan and sets up trust funds with the shares on behalf of the members, once these shares have been assigned and subsequently awarded to eligible officers based on individual allotments approved and in accordance with the plan's regulations. The Board of Directors' Compensation Committee sets the price at which members of the plan may acquire shares at the beginning of each phase of the plan, taking into account share value fluctuation on the Caracas Stock Exchange for the period in which the respective phase is approved. Shares are awarded

annually over three-year periods. During each administrative phase and until the shares are acquired by the officers, cash dividends declared in respect of these shares are received by Fundación BMA and share dividends by the participants. According to the long-term incentive nature of the plan, officers must be active employees of MERCANTIL in order to exercise their purchase options within the time periods established. If they are not, or if the allotted shares are not purchased within the established time periods, the entitlements are cancelled.

Below is a breakdown of shares in trust fund at December 31, 2002:

Phase	Approval date	Number of shares		Option prices		End of term to exercise the options
		Class "A" shares	Class "B" shares	Class "A" shares	Class "B" shares	
				(In bolivars)		
I	1996	4,555,782 (1)	2,784,658 (1)	1,160	975,6	2003, 2004 and 2005
II	2000	1,521,037 (1)	1,273,430 (1)	400	380	2005
III	2001	5,378,101 (1)	4,501,804 (1)	700	600	2006, 2007 and 2008
III	2001	2,663,203 (2)	2,229,223 (2)	700	600	2006, 2007 and 2008
		1,007,183 (3)	842,747 (3)			
Total shares in trust fund		15,125,306 (4)	11,631,862 (4)			

(1) Shares in individual trust funds on behalf of the participants.

(2) Shares being administratively processed for setting up individual trust funds.

(3) Shares available.

(4) Includes stock dividends.

Below is the movement of shares awarded related to Phases I, II and III:

	Shares awarded		
	Class "A"	Class "B"	Total
Shares awarded:			
1997	804,237	501,786	1,306,023
1998	398,682	248,744	647,426
1999	473,705	295,572	769,277
2000	1,247,005	1,043,995	2,291,000
2001	2,380,207	1,992,367	4,372,574
Options exercised	(2,791,231)	(1,740,518)	(4,531,749)
Incentives cancelled	(356,706)	(222,540)	(579,246)
Stock dividends	6,841,770	4,351,652	11,193,422
Balance at December 31, 2001	8,997,669	6,471,058	15,468,727
Shares awarded in 2002	2,380,207	1,992,367	4,372,574
Options exercised	(756,673)	(537,132)	(1,293,805)
Stock dividends	874,433	667,684	1,542,117
Incentives cancelled	(40,716)	(34,085)	(74,801)
Balance at December 31, 2002	11,454,920	8,559,892	20,014,812

NOTE 18 - LEASE CONTRACT EXPENSES:

At December 31, 2002, MERCANTIL and its subsidiaries have operating lease contracts for real property and equipment. Future minimum payments in respect of these agreements are as follows:

Year	(Millions of bolivars)
2003	6,231
2004	2,891
2005	2,670
2006	2,581
2007 and beyond	2,292
	16,665

Lease contracts expire between 2003 and 2009. There are no sublease contracts on leased property.

The total lease expense for the year ended December 31, 2002 was Bs 12,091 million (Bs 13,282 million during the year ended December 31, 2001), which is shown in the consolidated statement of income under Operating expenses.

NOTE 19 - OTHER INCOME:

Other income comprises the following:

	Years ended December 31,	
	2002	2001
	(Millions of bolivars)	
Commissions on administration of housing savings funds	18,547	11,705
Commissions on banking services	8,892	5,930
Interest on financing of insurance policies	8,575	4,279
Gain on sale of assets available for sale	7,740	4,313
Commissions on drafts and transfers	6,686	3,269
Recovery of loans recorded as uncollectible	6,271	6,228
Commissions on advisory services	5,278	2,020
Income from other accounts receivable	4,929	3,726
Dividends received	4,478	4,192
Income from transactions with derivative instruments	2,903	562
Release of provisions	2,022	4,179
Other	9,193	12,910
	85,514	63,313

NOTE 20 - OTHER OPERATING EXPENSES:

Other operating expenses comprise the following:

	Years ended December 31,	
	2002	2001
	(Millions of bolivars)	
Professional fees and other external services	40,951	27,905
Communications	33,449	22,037
Provisions for assets received as payment and other assets	35,326	24,429
Taxes and contributions	23,869	11,298
Advertising and marketing	23,041	18,367
Transportation and security	10,908	13,261
Robbery, assault and fraud	10,361	7,094
ATM services	10,108	5,970
Office supplies	8,845	6,920
Contributions and donations	4,004	904
Public relations and representation expenses	3,999	2,297
Other	19,484	20,289
	224,345	160,771

NOTE 21 - SHAREHOLDERS' EQUITY:

a) Capital stock and authorized capital

At December 31, 2002, the subscribed and paid-in capital of MERCANTIL is Bs 62,344 million, represented by 415,626,778 shares, divided into 226,297,597 Class "A" common shares and 189,329,181 Class "B" common shares with limited voting rights, all with a par value of Bs 150 each. Of these shares, 11,166,385 Class "A" shares and 10,236,515 Class "B" shares are in Treasury in view of the current repurchase program of MERCANTIL shares.

Authorized capital stock of MERCANTIL at December 31, 2002 is Bs 124,713 million as approved at a Special Shareholders' Meeting held in September 2002.

At a Special Shareholders' Meeting held in May 2000, shareholders approved a repurchase program of MERCANTIL shares, within the limits set out in the Capital Markets Law (up to 15% of the subscribed capital and a maximum term of two years following acquisition for the disposal of these shares). The cost of these shares is shown under Shares repurchased and Shares held by subsidiaries in the consolidated statement of shareholders' equity.

This repurchase program has been implemented in five phases with a duration of six months each. Below is a summary of the applicable conditions:

Phases	Date of approval by shareholders	Maximum authorized purchase price per share	Average purchase price	Shares repurchased
		Bs	Bs	
First	May 2000	750	629.18	8,709,559
Second	November 2000	1,654	1,118.36	5,800,980
Third	March 2001	1,654	1,024.79	8,522,110
Fourth	September 2001	2,600	893.75	2,690,888
Fifth	March 2002	2,600	998.52	8,008,106
Sixth	September 2002	2,600	1,514.52	2,449,236

At a meeting held in October 2001, the Board of Directors agreed to redeem 14,777,979 shares for Bs 12,330 million acquired in the first three phases of the repurchase program. Redemption occurred in December 2001.

b) Accumulated results and dividends -

Below is a summary of the dividends declared and/or paid during the reported periods:

In cash -

Type of dividend	Date of approval by shareholders	Amount per share in bolivars	Frequency or payment date
Ordinary	March 2001	5	February, May, August and November
Special	September 2001	18	November 2001
Ordinary (1)	September 2001	7	February 2002
Ordinary	March 2002	7	June, September and December 2000
Special	March 2002	22	September and December 2002
Special	September 2002	8	February 2003

(1) Increase of ordinary dividend to Bs 7 per share instead of Bs 5 per share approved in March 2001.

In shares -

Date of approval by Board of Directors	Dividend date	Number of shares issued	Amount in millions of bolivars	Proportion of dividend
October 2001	December 2001	23,823,787	3,574	One share for every 15 held
July 2002	December 2002	24,638,991	3,696	One share for every 15 held

At Regular Shareholders' Meetings held in March 2002 and 2001, the shareholders authorized the Board of Directors to declare stock dividends up to Bs 12,500 million and Bs 11,500 million, respectively, with shares arising from authorized capital increases for distribution to the shareholders of Class "A" and Class "B" common shares in amounts and at times to be determined by the Board of Directors. At Board of Directors' Meetings held in July 2002 and October 2001, the Board approved a stock dividend equivalent to one share for every 15 held, payable in December 2002 and December 2001, respectively.

The share premium balance may not be distributed to the shareholders as cash dividends; it may only be used for stock dividends

At a Special Shareholders' Meeting held on November 13, 2000, the bylaws of MERCANTIL were partially reformed to include a plan of special shareholder rights and changes in the election process for the Board of Directors and in the procedures for approval of certain matters at Shareholders' Meetings. These reforms are aimed at strengthening the bargaining power of shareholders so they can obtain the best possible price for their shares in case of a takeover bid. The plan of rights for shareholders also provides that, under certain circumstances, shareholders who have held their shares for more than 180 days may subscribe shares at par value (Bs 150 per share).

In 1986 a Foundation was incorporated abroad, whose beneficiaries are MERCANTIL and/or its shareholders. At December 31, 2002, the Foundation has net equity of US$662,335 (US$577,933 at December 31, 2001).

MERCANTIL, as a legal entity, recognizes in the consolidated statement of income its equity in the results of subsidiaries, as from the date of acquisition of the shares in these subsidiaries. Below is the calculation method used to determine the basis for the distribution of dividends to the shareholders in accordance with the rules laid down by the CNV:

	Years ended December 31,	
	2002	2001
	(Millions of bolivars)	
Consolidated net income	180,199	70,702
Less:		
Equity in the results of subsidiaries	213,730	73,575
Appropriation to legal reserve	369	2,763
Plus:		
Dividends collected	119,119	34,187
Base profit for distribution of dividends	85,219	28,551

In accordance with the Capital Markets Law, MERCANTIL is required to pay its shareholders dividends of at least 50% of net income of each period. In addition, at least 25% of this dividend must be paid in cash.

Retained earnings at December 31, 2002 include Bs 106,254 million available for dividends; the remaining amount in respect of results of subsidiaries will be available for distribution as and when dividends are declared by the subsidiaries.

In November 2002 the First Circuit Court for Administrative Matters ruled on a request filed by Banco Mercantil regarding Resolution No. 329-99 issued by the Superintendency of Banks in December 1999 which establishes, among other things, a requirement to create equity reserves to be recorded under Restricted surplus.

This ruling also extends to Banco Mercantil the benefits of another ruling issued by this same court in September 2002, whereby a preliminary injunction was granted until a decision is made regarding annulment of the aforementioned Resolution. The injunction orders the Superintendency of Banks not to apply Resolution No. 329-99 insofar as it forbids distribution of cash dividends payable out of net income recorded under Restricted surplus.

Based on an interpretation of the aforementioned ruling, legal advisers of Banco Mercantil consider that the requirement to create equity reserves and record them under Restricted surplus is not currently applicable to the Bank. Banco Mercantil did not set aside this provision for the six-month period ended December 31, 2002 and the remaining Restricted surplus balance of Bs 149,625 million at that date was reclassified to Unappropriated surplus.

During the year ended December 31, 2002 and, as a result of suspending the restricted nature and restoring availability of the capitalized interest balance recognized as income on indexed loans (see Note 5), Banco Mercantil reclassified Bs 17,218 million from Restricted surplus to Unappropriated surplus.

NOTE 22 - ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

The consolidated balance sheet of MERCANTIL includes the following balances of financial assets and liabilities in foreign currency, denominated mainly in U.S. dollars, stated at the exchange rates described in Note 2u:

	December 31,	
	2002	2001
	(Thousands of U.S. dollars)	
Assets:		
Cash and due from banks	63,202	128,469
Investment portfolio	2,121,170	1,399,584
Loan portfolio	1,680,314	1,460,122
Other assets	27,257	18,321
	3,891,943	3,006,496

	December 31,	
	2002	2001
	(Thousands of U.S. dollars)	
Liabilities:		
Deposits	3,110,925	2,369,812
Financial liabilities	240,050	207,719
Other liabilities	25,987	41,154
Subordinated debt	82,250	65,000
Preferred shares related to minority interests in consolidated subsidiaries	576	19,778
	3,459,788	2,703,463

At December 31, 2002, total assets and liabilities in foreign currency include balances denominated in currencies other than the U.S. dollar amounting to CHF 27,139,976 and Ps92,871,062,221, equivalent to US$19,535,000 and US$32,418,105, respectively (CHF 33,269,000 and Ps51,254,000,000, equivalent to US$20,299,000 and US$22,370,000 at December 31, 2001, respectively).

In February 2002 the Venezuelan government and BCV introduced a new floating exchange rate system eliminating the maximum and minimum exchange rate bands which had been in effect up to that date. Under this new scheme, BCV will transact foreign currency sales and purchases with currency dealers by way of auction starting February 18, 2002 (see Note 31). Quarterly average and quarter-end average exchange rates resulting from the allocation of foreign currency during the year ended December 31, 2002 were as follows:

	Exchange rate Bs/US$1	
Quarter	Quarter average	Quarter-end
First	860.08	893.25
Second	1,020.93	1,351.50
Third	1,409.33	1,470.50
Fourth	1,379.25	1,399.50

Net exchange gains from the revaluation of the foreign currency position during the year ended December 31, 2002 amounted to Bs 103,060 million (Bs 6,930 million during the year ended December 31, 2001) as a result of local currency devaluation of 85% in respect of the U.S. dollar (8% during the year ended December 31, 2001). During the year ended December 31, 2002, MERCANTIL and its subsidiaries set aside a provision of Bs 34,404 million shown under Other liabilities. This amount was calculated based on an assessment of the contingent effects of the volatility of the bolivar exchange rate with respect to the U.S. dollar and its effect on the financial assets and liabilities denominated in foreign currency at December 31, 2002.

In addition, during the year ended December 31, 2002, income of Bs 28,589 million (Bs 6,125 million during the year ended December 31, 2001) was recorded from intermediation in currency purchase and sale operations.

NOTE 23 - MEMORANDUM ACCOUNTS:

Memorandum accounts at December 31 comprise the following:

	2002	2001
	(Millions of bolivars	
Contingent debtor accounts:		
Guarantees granted	174,226	120,159
Letters of credit	98,002	100,113
Investments in resale operations	209,961	500
Transactions with derivative instruments	98,170	78,247
Other contingencies	58,753	92,533
	639,112	391,552
Assets received in trust	2,643,518	2,120,266
Special trust services	195,434	9,476
Debtor accounts for other special trust services (Housing Mutual Fund):		
Investment portfolio	11,194	3,734
Loan portfolio	356,541	276,468
Interest receivable	6,103	3,874
Assets available for sale	976	55
Other	8,607	5,976
	383,421	290,107
Other debtor memorandum accounts (Housing Mutual Fund)	7,722	5,318
Other debtor memorandum accounts:		
Custody of values received	1,741,975	1,082,175
Collections	150,131	95,120
Guarantees received	3,682,124	2,715,397
Lines of credit available	390,677	384,898
Securities authorized and issued	4,672	4,672
Premiums issued for collection	10,538	19,364
Other control accounts	1,869,598	1,271,546
	7,849,715	5,573,172
	11,718,922	8,389,891

Assets received in trust -

The financial statements of the trust fund at December 31 include the following accounts:

	2002	2001
	(Millions of bolivars)	
Assets:		
Cash and due from banks	1,813	478
Investment portfolio	1,481,309	989,279
Loan portfolio	996,639	780,785
Interest and commissions receivable	21,776	18,346
Assets received for administration	29,355	44,889
Other assets	112,626	286,489
Total assets	2,643,518	2,120,266
Liabilities:		
Other accounts payable	6,481	4,726
Other liabilities	56,677	39,574
Total liabilities	63,158	44,300
Shareholders' equity:		
Shareholders' equity	2,580,360	2,075,966
Total liabilities and shareholders' equity	2,643,518	2,120,266

Trust fund equity at December 31 is classified as follows:

	2002	2001
	(Millions of bolivars)	
Trust fund:		
Employee termination benefits	1,372,484	1,220,668
Administration	889,060	568,868
Investments	170,689	118,036
Savings fund	89,043	71,549
Guarantee	59,084	96,845
	2,580,360	2,075,966
Trust fund:		
Public sector	-	1,023,238
Private sector	2,580,360	1,052,728
	2,580,360	2,075,966

Investment securities included in trust fund accounts at December 31 comprise the following:

	2002		2001	
	Amortized cost	Market value	Amortized cost	Market value
	(Millions of bolivars)			
Debt securities issued by foreign private-sector companies, with annual interest at between 1.30% and 12.85%, maturing between January and December 2003, and a par value of US$141,495,136 (with annual interest at between 1.77% and 12.63%, maturing between January 2002 and July 2011, and a par value of US$78,045,000 at December 31, 2001)	197,583	197,917 (2)	58,926	58,930 (2)
Debt securities issued by Venezuelan private-sector companies, with annual interest at between 6.20% and 10.32%, maturing between January 2003 and December 2004 (annual interest at between 7.88% and 9%, maturing between January 2002 and August 2003, and a par value of US$19,900,000 at December 31, 2001)	18,417	18,163 (4)	14,694	14,268 (4)
Securities issued or guaranteed by the Venezuelan government:				
National Public Debt Bonds, with annual interest at between 25.08% and 30.23%, maturing between January 2003 and February 2007, and a par value of Bs 686,475 million (with annual interest at between 19.68% and 34.12%, maturing between April 16, 2002 and December 1, 2005, and a par value of Bs 561,447 million at December 31, 2001)	659,036	617,400 (1)	561,285	531,686 (1)
Treasury notes, with annual interest at between 33.48% and 36.95%, maturing between January 2003 and February 2007, and a par value of Bs 31,310 million (with annual interest at between 17.46% and 25.42%, maturing between February 6 and August 28, 2002, and a par value of Bs 15,106 million at December 31, 2001)	30,678	30,700 (1)	15,270	15,262 (1)
Debt securities issued by Banco Central de Venezuela, with a par value of US$5,501,508 (par value of US$4,300,000 at December 31, 2001)	7,700	7,700 (2)	3,327	3,327 (2)
	697,414	648,800	579,882	550,275
Debt securities issued by foreign public and private-sector companies:				
Debt securities issued and guaranteed by the U.S. government, with annual interest at between 1.19% and 5.73%, maturing between January 2003 and November 2005, and a par value of US$11,551,023 (with annual interest at between 2.17% and 3.97%, maturing between January 2002 and November 2003, and a par value of US$13,085,000 at December 31, 2001)	17,427	17,427 (2)	10,241	10,277 (2)
Participations in Venezuelan non-financial private companies:				
Domínguez & Compañía, 1,836,774,375 shares, with a par value of Bs 10 each	-	-	18,367	10,102 (3)
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), 1,308,059 ADS, with a par value of Bs 24,845 each	33,654	23,066 (3)	18,420	18,420 (3)
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), 11,497,420 common shares, with a par value of Bs 286 each	3,135	28,297 (3)	2,603	15,514 (3)
Servicio Panamericano de Protección, C.A., 16,730,464 common shares, with a par value of Bs 133 each	12,547	12,547 (3)	12,547	12,547 (3)
Other	859	877 (3)	3,053	2,150
	50,195	64,787	54,990	58,733

	2002		2001	
	Amortized cost	Market value	Amortized cost	Market value
	(Millions of bolivars)			
Vienen				
Investments in foreign banks and other financial institutions:				
Time deposits, with annual interest at between 0.8% and 2.25%, with a par value of US$120,939 million, maturing between February and April 2003 (1.88% annual interest, maturing on January 4, 2002 and a par value of US$154,200,000 at December 31, 2001)	310,555	310,555 (2)	60,683	60,683 (2)
Investments in Venezuelan banks and other financial institutions:				
Investments in mutual funds	4,909	4,909 (3)	-	-
Time deposits, with annual interest at between 27% and 37.5%, maturing between January and April 2003 (annual interest at between 17% and 21%, maturing between July and September 2002 at December 31, 2001)	151,980	151,980 (1)	185,463	185,465 (1)
Other	32,829	34,395 (2)	24,400	72,874
	189,718	191,284	209,863	258,339
	1,481,309	1,455,933	989,279	1,011,505

(1) Based on present value of future estimated cash flows.

(2) Shown at par value, which is considered as fair market value.

(3) Market value based on prices listed on stock exchanges.

(4) Shown at cost.

The loan portfolio at December 31 comprises the following:

	2002	2001
	(Millions of bolivars)	
Loans receivable	31,672	17,471
Loans to beneficiaries of employee termination benefit trust funds	800,454	622,479
Student loans	113,450	86,614
Other	51,063	46,372
	996,639	772,936

Trust fund loan portfolio at December 31 is classified as follows:

	2002	2001
	(Millions of bolivars)	
By type of economic activity:		
Industrial	-	4,775
Commercial	3,000	-
Services	18,413	9,000
Other	10,259	3,696
	31,672	17,471

	2002	2001
	(Millions of bolivars)	
By type of guarantee:		
Unsecured	28,672	13,775
Pledge	3,000	3,000
Other	-	696
	31,672	17,471
By maturity:		
Up to three months	13,259	12,775
Three to six months	3,500	1,500
Six months to one year	-	3,196
Over one year	14,913	-
	31,672	17,471

Loans to beneficiaries mainly comprise loans granted to trustors who provide employee termination benefits deposited in a trust fund as collateral. These loans are in respect of employee termination benefit trust fund plans of public and private-sector companies and are interest free.

Loans to students relate to a loan administration agreement with Fundación Gran Mariscal de Ayacucho (Fundayacucho). These loans are granted using resources from Fundayacucho and Banco Internacional de Reconstrucción y Fomento (BIRF), pursuant to an agreement entered into between both entities. At December 31, 2002, these loans bear interest at between 9.68% and 14% (between 15.56% and 23.23% at December 31, 2001).

Other assets received in trust mainly comprise prepaid interest on employee termination benefits and other accounts receivable.

Debtor accounts from other special trust services (Housing Mutual Fund) -

The Venezuelan Housing Policy Law requires that contributions made to the fund by employees and employers deposited in financial or savings institutions authorized legally to grant mortgages be used to build, remodel or purchase homes.

Transactions with derivative instruments -

Banco Mercantil enters into futures contracts for the purchase and sale of securities at a fixed price. The net gain resulting from these contracts during the year ended December 31, 2002 was Bs 5,372 million (net loss of Bs 2,615 million during the year ended December 31, 2001) shown in the consolidated statement of income under Other income.

In addition, Banco Mercantil enters into futures contracts for the sale of currency at a fixed price. The net loss from these operations during the year ended December 31, 2002 was

Bs 2,398 million (Bs 69,718 million during the year ended December 31, 2001), shown in the consolidated statement of income under Other income.

Transactions with derivative instruments at December 31 comprise the following:

	2002		2001	
	Millions of bolivars	Maturity	Millions of bolivars	Maturity
Futures contracts:				
Exchange rates (foreign currency) -				
Sales	50,217	March 2003	2,026	February 2002
Securities -				
Purchases	85,617	February 2003	75,567	March 2002
Sales	10,584		654	January 2002
	146,418		78,247	

Below is the concentration of purchases and sales of futures debt securities by type of economic activity of the other party at 31 December:

	2002		2001	
	Millions of bolivars	%	Millions of bolivars	%
Services	58,966	61	44,948	59
Financial	17,936	18	24,813	33
Industrial	9,917	10	5,100	7
Manufacturing	-	-	1,360	1
Commercial	9,382	11	-	-
	96,201	100	76,221	100

The risk to which MERCANTIL is exposed is related to noncompliance by other parties of the terms laid down in the contracts and to securities price and interest rate fluctuations. MERCANTIL has a control environment that includes policies and procedures for rating exchange and interest rate risks and monitoring derivative financial instruments as well as assessing credit risks related to other parties.

NOTE 24 - CREDIT-RELATED COMMITMENTS:

MERCANTIL has a number of commitments outstanding related to letters of credit, guarantees granted, lines of credit and credit card limits to meet the needs of its clients and to manage its own risk in respect of interest rate variation. Since many of the credit limits may expire without being used, the aggregate liabilities do not necessarily represent future cash requirements. Commitments to extend credit and letters of credit, and guarantees granted by MERCANTIL are recorded under Memorandum accounts.

Guarantees granted -
After conducting a credit risk analysis, MERCANTIL provides guarantees to certain customers according to their line of credit. These guarantees are issued to a beneficiary who may execute the guarantee if the client fails to comply with the terms of the agreement. These guarantees have maturities of up to one year and earn annual commissions between 0.5% and 3% of their value. Commissions in respect of these guarantees are recorded monthly while they remain in force.

Letters of credit -
Letters of credit usually mature within 90 days and are renewable. They are generally issued to finance a trade agreement for the shipment of goods from a seller to a buyer. MERCANTIL charges a fee of 0.1% to 3% on the amount of the letter of credit and records it under assets once a customer uses it. Unused letters of credit and other similar liabilities are included under Memorandum accounts.

Lines of credit -
MERCANTIL grants lines of credit to clients subject to prior credit risk evaluation and any guarantees required by MERCANTIL. These agreements are for a specific period, provided that clients do not default on the terms set forth therein. However, MERCANTIL may exercise its option to cancel a credit commitment with a particular customer at any time.

Banco Mercantil issues renewable credit cards with limits of up to three years. However, Banco Mercantil may exercise its option to cancel a credit commitment with a particular customer at any time. Annual nominal credit card interest rates are variable. At December 31, 2002, the annual rate was 49% (42% at December 31, 2001). Commercebank N.A. issues credit cards, which expire in one year. However, Commercebank, N.A. may exercise its option to cancel a credit commitment with a particular customer at any time. Annual nominal credit card interest rates are fixed. At December 31, 2002 and 2001, the annual rate was 16.8%.

MERCANTIL exposure to credit loss in the event of noncompliance of terms by clients for credit extension, letters of credit and guarantees is represented by the notional contractual amounts of these credit-related instruments. Credit policies applied by MERCANTIL for these commitments are the same as those for the loan portfolio.

In general, to grant credit MERCANTIL evaluates each customer. The amount of collateral provided, if required by MERCANTIL, is based on customer credit assessment. The type of collateral varies, but may include accounts receivable, inventories, property and equipment and investment securities.

NOTE 25 - FUNDACION BANCO MERCANTIL:

Banco Mercantil and other subsidiaries of MERCANTIL sponsor the "Fundación Banco Mercantil" founded in December 1988 to promote educational, cultural, artistic, social, religious and scientific programs, either directly or through donations and contributions to third parties. Banco Mercantil and other sponsors made contributions during the year ended December 31, 2002 of Bs 3,822 million (Bs 1,569 million during the year ended December 31, 2001), which are shown under Other operating expenses.

NOTE 26 - FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS:

The fair market value of a financial instrument is defined as the amount for which an instrument could be exchanged between two knowledgeable, willing parties, other than in a forced transaction, involuntary liquidation or distress sale. For those financial instruments with no quoted market prices available, fair market values have been estimated as the present value of future cash flows of the financial instruments or based on other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows, and the expectation of payments advance. In addition, the fair market values presented below do not purport to portray the value of other income-generating activities or future business activities; that is, they do not represent the value of MERCANTIL as a going concern.

Below is a summary of the most significant methods and assumptions used in estimating the fair market values of financial instruments:

Short-term financial instruments -
Short-term financial instruments, both assets and liabilities, are shown in the balance sheet at book value, which does not significantly differ from fair market value given their relatively short-term maturity. Included are cash equivalents, interest-earning deposits at other banks and commissions and interest receivable and payable, deposits with no fixed maturity and short-term maturity, and financial liabilities with short-term maturity.

Investment portfolio -
The fair market value of these financial instruments was determined using either quoted market prices, reference prices determined by trading operations on the secondary market, quoted market prices of financial instruments with similar characteristics or the estimated future cash flows from these securities. Investments in affiliates are shown at equity value and described in Note 7.

Loan portfolio -
Most of the loan portfolio earns interest at variable rates that are revised, generally at a frequency of between 30 and 90 days for most of the short-term portfolio. Consequently, allowances have been made for loans with some risk of recovery. Therefore, in management's opinion, the net book value of this loan portfolio approximates its fair market value.

Deposits -
The fair market value of customer deposits with no fixed maturity, such as interest-bearing deposits and savings accounts, is represented by the amount payable or due at the reporting date. Certain time deposits and interest-bearing accounts, particularly variable-rate deposits,

have also been valued at book value due to their short-term maturity. Other fixed-rate deposits were not considered significant. The value of long-term relationships with depositors is not taken into account when estimating the fair market values disclosed.

Financial liabilities -
Short-term financial liabilities are shown at book value since they relate to funds obtained from other banks to increase liquidity; they are unsecured, generally mature between 90 and 180 days and bear interest at variable rates. Long-term financial liabilities are also shown at book value since most of them bear interest at variable rates.

Risk-based financial instruments recorded in memorandum accounts -
The fair market value of derivatives was calculated using their specific market prices, based on trading operations on the secondary market.

NOTE 27 - GEOGRAPHIC SEGMENT INFORMATION:

MERCANTIL operates primarily in the financial sector and its operations are broken down geographically as follows:

	Years ended December 31,	
	2002	2001
	(Millions of bolivars)	
Gross financial margin:		
Venezuela	458,861	367,094
United States of America	119,161	60,088
Other	8,129	5,929
Total	586,151	433,111
Net financial margin, commissions and other income		
Venezuela	651,191	459,985
United States of America	134,336	54,575
Other	12,203	12,123
Total	797,730	526,683
Income before taxes, extraordinary items and minority interests:		
Venezuela	175,632	67,324
United States of America	61,942	21,103
Other	(2,879)	(2,915)
Total	234,695	85,512

	December 31,			
	2002		2001	
	Millions of bolivars	%	Millions of bolivars	%
Assets:				
Venezuela	4,004,487	43	3,430,323	58
United States of America	4,674,099	50	1,948,364	37
Other	621,839	7	247,553	5
Total	9,300,425	100	5,626,240	100
Liabilities:				
Venezuela	3,562,030	43	3,022,745	57
United States of America	4,293,723	51	1,790,962	39
Other	528,077	6	185,779	4
Total	8,383,830	100	4,999,486	100

NOTE 28 - REGULATORY CAPITAL REQUIREMENTS:

MERCANTIL banking subsidiaries are subject to regulatory capital requirements imposed by the banking regulators in the countries in which they operate. Under these requirements, the banking subsidiaries must meet specific capital adequacy guidelines, which include quantitative measures of assets, liabilities, and certain contingent assets as calculated under regulatory accounting practices. These regulatory practices vary among the countries in which the banking subsidiaries operate, but are generally consistent with the framework of the Basel Accord. The banking subsidiaries are also subject to qualitative judgments of their assets, such as risk weighting per component and other factors.

Banco Mercantil, the main banking subsidiary of MERCANTIL, is required by the Superintendency of Banks to maintain minimum regulatory ratios of capital to risk-weighted assets, including certain contingencies recorded under Memorandum accounts ("Equity to risk-weighted assets and contingent operations"), Tier 1 regulatory capital to risk-weighted assets, including certain contingencies recorded under Memorandum accounts ("Tier 1 Equity to risk-weighted assets and contingent operations") and shareholders' equity in relation to total assets, all of which are determined based on financial information in historical amounts.

At December 31, 2002, the capital amounts and ratios required of and maintained by Banco Mercantil, calculated based on its published financial statements in accordance with the rules of the Superintendency of Banks, are as follows:

	Amount	Ratio
	Millions of bolivars	%
Equity to risk-weighted assets and contingent operations (12% minimum requirement)	500,176	17.90
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	415,220	14.86
Shareholders' equity to total assets (10% minimum requirement)	500,176	12.78

In addition, the Office of the Comptroller of the Currency (OCC) (regulatory entity of Commercebank, N.A.) requires minimum capital ratios, based on quantitative measurements of the balances of assets, liabilities and certain off-balance sheet contingent accounts. The aforementioned regulatory entity also sets out certain qualitative guidelines in respect of the risk of assets for the purposes of weighting. Capital ratios maintained by Commercebank, N.A. at December 31, 2002 are as follows:

	Amount	Ratio
	Thousands of U.S. dollars	%
Equity to risk-weighted assets and contingent operations (at 10% or over is considered appropriately capitalized)	243,080	11.30
Tier 1 equity to risk-weighted assets and contingent operations (at 6% or over is considered appropriately capitalized)	221,242	10.20
Tier 1 equity to total average assets (at 5% or over is considered appropriately capitalized)	221,242	8.10

The Accounting Manual and Plan of Accounts published by the CNV require certain minimum equity ratios applicable to MERCANTIL. Consolidated equity amounts and ratios of MERCANTIL at December 31, 2002 are as follows:

	Amount	Ratio
	Millions of bolivars	%
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	916,791	18.40
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	739,734	14.85

Ratios maintained at December 31, 2002 calculated in accordance with the Basel Accord are as follows:

	Amount	Ratio
	Millions of bolivars	%
Basel Accord:		
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	916,862	18.38
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	739,734	14.83
Tier 1 equity to weighted assets (3% minimum requirement)	739,734	8.24

NOTE 29 - MONEY LAUNDERING PREVENTION:

In compliance with Article No. 101 of the Law on Narcotic and Psychotropic Substances, Banco Mercantil has set aside an allowance of 1% of its annual net income for the purpose of preparing employee-oriented programs for the prevention of drug trafficking and consumption (see Note 14). In compliance with Resolution No. 185-01 of the Superintendency of Banks and Other Financial Institutions dated September 12, 2001 in effect as from December 20, 2001 in this connection, Banco Mercantil not only created a Unit of Money Laundering Prevention but also appointed an Official of Compliance with Money Laundering Prevention. This Unit is responsible for analyzing, monitoring and informing the Committee for the Prevention of Money Laundering appointed by the Executive Committee of any possible money laundering activities. Banco Mercantil has also appointed officials in its divisions, branch, agencies and offices, as well as in Commercebank, N.A. and other MERCANTIL companies, responsible for enforcing and supervising money laundering prevention and monitoring regulations.

NOTE 30 - SUPPLEMENTARY INFORMATION - CONSOLIDATED INFLATION-ADJUSTED FINANCIAL STATEMENTS:

Resolution No. 346-99, published by the CNV in the Official Gazette of March 22, 2000, stipulates that inflation-adjusted financial statements must be presented as supplementary information.

MERCANTIL has prepared supplementary financial statements in conformity with generally accepted accounting principles published by the Venezuelan Federation of Public Accountants. These consolidated financial statements are restated for the effects of inflation, which differs from CNV rules (see Note 2).

The supplementary consolidated inflation-adjusted financial information has been prepared based on Statement of Accounting Principles No. 10 (DPC 10) "Rules for the preparation of inflation-adjusted financial statements" and its amendment bulletins. The purpose of this restatement using the General Price Level (GPL) method is to present the consolidated financial statements in currency of uniform purchasing power, based on the Consumer Price Index (CPI) of the Metropolitan Area of Caracas published by BCV. Consequently, the accompanying supplementary consolidated financial statements do not purport to portray the market or realizable values of the nonmonetary assets, which will normally differ from amounts adjusted based on the CPI.

Below is a summary of the main bases used in the preparation of the consolidated inflation-adjusted financial statements:

Inflation indices and rates -
The CPI indices and inflation rates for the years ended December 31, 2002 and 2001, according to information published by BCV are as follows:

Years ended	CPI base for 1997=100	Inflation rate
		%
December 2002	303.47	31.22
December 2001	231.28	12.28

Monetary assets and liabilities and result from monetary position -
Monetary assets and liabilities at December 31, 2002 including balances in foreign currency are, by their nature, shown in terms of purchasing power at that date. For comparative purposes, monetary assets and liabilities at December 31, 2001 have been adjusted for the effects of inflation and are expressed in terms of purchasing power at December 31, 2002.

The result from monetary position reflects the loss or gain obtained from maintaining a net monetary asset or net monetary liability position during an inflationary period and is shown in the consolidated statement of income under Result from exposure to inflation.

Nonmonetary assets -
Property and equipment is recorded in constant currency at December 31, 2002, according to the CPI at their dates of origin at amounts which do not exceed their recoverable value as determined by independent appraisers in October 2000.

Shares held in unconsolidated subsidiaries and affiliates are reported under the equity method, based on the inflation-adjusted financial statements of those companies.

Other investment securities are recorded based on their intended use, as investments in trading securities, investments in securities available for sale, investments in securities held to maturity, share trading portfolio, investment deposits and time deposits and restricted investments.

Shareholders' equity -
All equity accounts are reported in constant currency at December 31, 2002. Dividends are stated in constant currency based on the date they were declared.

Statement of income -
Operating income and expenses have been adjusted based on their dates of origin, except for costs and expenses related to nonmonetary items, which have been adjusted based on the previously restated nonmonetary items to which they relate.

Gains or losses on the sale of shares, investments in real property and personal property and other nonmonetary items are determined based on the sales price and inflation-adjusted book value.

Below are the consolidated balance sheet, the consolidated statement of income, and the consolidated statement of shareholders' equity, expressed in constant bolivars at December 31, 2002, provided as supplementary information:

CONSOLIDATED BALANCE SHEET

	December 31,	
	2002	2001
	(Millions of constant bolivars at December 31, 2002)	
ASSETS		
CASH AND DUE FROM BANKS:		
Cash	192,586	168,145
Banco Central de Venezuela	446,957	586,024
Venezuelan banks and other financial institutions	6,451	31,411
Foreign banks and other financial institutions	77,652	95,642
Pending cash items	35,429	121,721
Allowance for cash and due from banks	(829)	(1,351)
	758,246	1,001,592
INVESTMENT PORTFOLIO:		
Investments in trading securities	13,928	39,673
Investments in securities available for sale	2,576,610	1,277,725
Investments in securities held to maturity	406,250	498,941
Share trading portfolio	78,893	65,360
Investments in time deposits and placements	627,672	390,330
Restricted investments and resale commitments	262,435	105,966
	3,965,788	2,377,995
LOAN PORTFOLIO:		
Current	3,907,467	3,246,361
Rescheduled	96,174	90,149
Overdue	73,330	82,544
In litigation	31,314	19,403
	4,108,285	3,438,457
Allowance for losses on loan portfolio	(183,562)	(182,896)
	3,924,723	3,255,561
INTEREST AND COMMISSIONS RECEIVABLE	92,571	82,780
LONG-TERM INVESTMENTS	18,115	15,268
ASSETS AVAILABLE FOR SALE	24,149	45,216
PROPERTY AND EQUIPMENT	350,474	377,735
OTHER ASSETS	463,230	420,342
TOTAL ASSETS	9,597,296	7,576,489
MEMORANDUM ACCOUNTS	11,718,922	8,389,891

CONSOLIDATED BALANCE SHEET

	December 31, 2002	December 31, 2001
	(Millions of constant bolivars at December 31, 2002)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS -		
Non-interest-bearing checking accounts	1,078,160	1,163,108
Interest-bearing checking accounts	1,436,861	1,712,475
Savings deposits	2,610,307	1,138,825
Time deposits	2,233,196	1,762,923
	7,358,524	5,777,331
DEBT AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION -		
Publicly traded debt securities issued by MERCANTIL	67,781	78,477
FINANCIAL LIABILITIES -		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	30,854	22,498
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	1,095	6,133
Borrowings with foreign banks and savings and loan institutions, up to one year	58,865	111,332
Borrowings with foreign banks and savings and loan institutions, more than one year	170,672	44,050
Short sales of securities	29,929	20,138
Liabilities under repurchase agreements	3,377	6,027
Other liabilities, up to one year	126,917	133,933
Other liabilities, more than one year	49,135	19,349
	470,844	363,460
INTEREST AND COMMISSIONS PAYABLE	24,925	18,650
OTHER LIABILITIES	438,463	356,877
SUBORDINATED DEBT	115,109	64,557
TOTAL LIABILITIES	8,475,646	6,659,352
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	2,826	20,379
SHAREHOLDERS' EQUITY:		
Nominal capital stock	62,344	58,648
Capital inflation adjustment	358,229	358,229
Share premium	108,507	108,507
Capital reserves	271,576	271,207
Translation adjustment of net assets of subsidiaries abroad	37,195	(36,326)
Retained earnings	295,534	177,976
Shares repurchased held by subsidiaries	(40,540)	(27,279)
Unrealized gain (loss) from restatement at market value of investments available for sale	25,979	(14,203)
TOTAL SHAREHOLDERS' EQUITY	1,118,824	896,759
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,597,296	7,576,490

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,	
	2002	2001
	(Millions of constant bolivars at December 31, 2002	
INTEREST INCOME:		
Income from cash and due from banks	27,349	21,855
Income from investment portfolio	263,903	164,209
Income from loan portfolio	698,584	617,126
Total interest income	989,836	803,190
INTEREST EXPENSE:		
Interest on demand and savings deposits	76,996	59,360
Interest on time deposits	199,215	108,757
Interest on securities issued by MERCANTIL	28,507	3,788
Interest on financial liabilities	28,140	28,768
Total interest expense	332,858	200,673
GROSS FINANCIAL MARGIN	656,978	602,517
Allowance for losses on loan portfolio	127,004	75,055
NET FINANCIAL MARGIN	529,974	527,462
COMMISSIONS AND OTHER INCOME:		
Trust fund operations	16,921	17,034
Foreign currency transactions	32,294	8,419
Commissions on customer account transactions	73,936	47,382
Commissions on letters of credit and guarantees granted	5,942	5,960
Equity in long-term investment	9,533	1,317
Exchange gains	118,724	9,353
Income on sale of investment securities	15,643	5,645
Other income	91,880	87,600
Total commissions and other income	364,873	182,710
INSURANCE PREMIUMS, NET OF CLAIMS:		
Premiums	165,316	78,181
Claims	(134,447)	(65,326)
Total insurance premiums, net of claims	30,869	12,855
OPERATING EXPENSES:		
Salaries and employee benefits	270,435	245,562
Depreciation, property and equipment expenses, amortization of intangibles and other	145,232	149,588
Fees paid to regulatory agencies	17,559	15,857
Other operating expenses	260,554	226,712
Total operating expenses	693,780	637,719
RESULT FROM EXPOSURE TO INFLATION	(30,172)	4,181
OPERATING INCOME BEFORE TAXES AND MINORITY INTERESTS	201,764	89,489
TAXES:		
Current	(60,178)	(21,661)
Deferred	801	21
Total taxes	(59,377)	(21,640)
NET INCOME BEFORE MINORITY INTERESTS	142,387	67,849
BENEFIT FROM UTILIZATION OF TAX LOSS CARRYFORWARDS	-	1,627
MINORITY INTERESTS	(425)	(222)
NET INCOME FOR THE YEAR	141,962	69,254

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

(Millions of constant bolivars at December 31, 2002)

	Capital stock									
	Nominal	Inflation adjustment	Share premium	Capital reserves	Negative goodwill	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Shares repurchased held by subsidiaries	Unrealized gain (loss) from restatement at market value of investments available for sale (Note 2d)	Total shareholders' equity
Balances at December 31, 2000	57,291	358,229	112,081	255,702	2,622	(32,845)	158,909	(27,264)	(12,382)	872,343
Net income for the year	-	-	-	-	-	-	69,254	-	-	69,254
Appropriation to legal reserve	-	-	-	15,505	-	-	(15,505)	-	-	-
Shares repurchased	-	-	-	-	-	-		(18,385)	-	(18,385)
Negative goodwill	-	-	-	-	(2,622)	-	-	-	-	(2,622)
Redemption of shares repurchased	(2,217)	-	-	-	-	-	(16,153)	18,370	-	-
Stock dividends	3,574	-	(3,574)	-	-	-		-	-	-
Cash dividends	-	-	-	-	-	-	(18,529)	-	-	(18,529)
Unrealized loss on investments available for sale	-	-	-	-	-	-	-	-	(1,821)	(1,821)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	(3,481)	-	-	-	(3,481)
Balances at December 31, 2001	58,648	358,229	108,507	271,207	-	(36,326)	177,976	(27,279)	(14,203)	896,759
Net income for the year	-	-	-	-	-	-	141,962	-	-	141,962
Appropriation to legal reserve	-	-	-	-	-	-	-	(13,261)	-	(13,261)
Shares repurchased	-	-	-	369	-	-	(369)	-	-	-
Stock dividends	3,696	-	-	-	-	-	(3,696)	-	-	-
Cash dividends	-	-	-	-	-	-	(20,339)	-	-	(20,339)
Unrealized gain on investments available for sale	-	-	-	-	-	-	-	-	40,182	40,182
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	73,521	-	-	-	73,521
Balances at December 31, 2002	62,344	358,229	108,507	271,576	-	37,195	295,534	(40,540)	25,979	1,118,824

Below is a summary of the main balance sheet headings which, when adjusted for the effects of inflation, differ from those presented in historical bolivars:

a) Cash and due from banks, interest receivable and liabilities -

As described in Note 2a, the consolidated financial statements include the accounts of the subsidiaries Mercantil Inversiones y Valores, C.A. and Seguros Mercantil, C.A. at November 30, 2002 and 2001. Accordingly, Cash and due from banks, Interest receivable, net and Financial liabilities of these subsidiaries have been restated for presentation in terms of purchasing power at December 31, 2002.

b) Investment securities -

	2002			2001		
	Cost	Unrealized gain (loss)	Book value (equivalent to market value)	Cost	Unrealized gain (loss)	Book value (equivalent to market value
	(Millions of constant bolivars at December 31, 2002)					
Investments in securities available for sale:						
Securities issued or guaranteed by the Venezuelan government, debt securities issued by foreign public companies and debt securities issued by private companies	2,564,653	11,957	2,576,610	1,281,522	(3,797)	1,277,725
Share trading portfolio	69,472	9,421	78,893	75,797	(10,354)	65,360

	2002		2001	
	Cost	Market value	Cost	Market value
	(Millions of constant bolivars at December 31, 2002)			
Investments in trading securities	29,997	13,928	39,673	39,673
Restricted investments	244,034	262,435	106,019	105,966
Investments in securities held to maturity	413,248	406,250	495,991	498,941
Investments in time deposits and placements	627,672	627,672	390,330	390,330

c) Long-term investments -

		December 31,					
		2002			2001		
	Par value	Number of shares	Equity %	Millions of bolivars	Number of shares	Equity %	Millions of bolivars
Todo 1 Services, Inc.	1,399.50	15,141,728	38.39	6,960	15,000,000	38.39	2,952
Ciudad Residencial La Rosa, C.A.	100	239,203	30.00	2,827	239,203	29.90	3,443
Servicios Empresariales, C.A.	100	37,088	43.00	2,467	37,088	43.00	3,298
Proyectos Conexus	100	343,334	33.33	1,026	343,334	33.33	1,042
Corporación para el Desarrollo de Medina Corpomedina, C.A.	1,000	325,430	50.00	355	325,430	50.00	350
Mondex de Venezuela, C.A.	100	15,006,619	42.39	2,276	15,006,619	42.39	2,047
Other			-	2,204	-	20-50	2,136
				18,115			15,268

d) Assets available for sale -

	December 31,	
	2002	2001
	(Millions of constant bolivars at December 2002)	
Real property received as payment	39,204	47,453
Idle assets	6,018	19,620
Personal property received as payment	741	599
Securities received as payment	-	434
Property acquired or built for sale	802	1
Other assets available for sale	426	2,158
Allowance for assets available for sale	(23,041)	(25,048)
	24,150	45,217

e) Property and equipment -

	December 31,					
	2002			2001		
	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
	(Millions of constant bolivars at December 31, 2002)					
Buildings and facilities	376,248	(131,077)	245,171	355,627	(114,554)	241,073
Office furniture and equipment	194,892	(140,136)	54,756	178,611	(114,092)	64,519
Land	36,098	-	36,098	36,318	-	36,318
Property acquired under financial lease contracts	-	-	-	9,952	(4,366)	5,586
Other property	15,905	(1,456)	14,449	31,580	(1,341)	30,239
	623,143	(272,669)	350,474	612,088	(234,353)	377,735

f) Other assets -

	December 31,	
	2002	2001
	(Millions of constant bolivars at December 31, 2002)	
Goodwill:		
Interbank, C.A. (Banco Universal), net of accumulated amortization	179,237	189,493
Seguros Orinoco, C.A.	23,904	23,390
Seguros Mercantil, C.A., net of accumulated amortization	5,387	5,780
	208,528	218,663
Transactions with derivative instruments	49,860	-
Deferred expenses, net of accumulated amortization	47,506	61,806
Accounts receivable	16,346	12,778
Software, net of accumulated amortization	35,731	24,422
Insurance premiums receivable	55,627	30,737
Deferred income tax (Note 16)	15,555	17,915
Pending items	12,199	19,184
Other prepaid expenses	10,878	8,888
Prepaid taxes	6,526	10,305
Advances for acquisition of real property	4,694	7,029
Accounts receivable from other credit card issuing institutions	3,068	6,955
Stationery and office supplies	2,072	1,824
Accounts receivable from reinsurers	1,847	1,944
Main office, branch and agencies of Banco Mercantil	1,833	1,454
Prepaid advertisement	551	2,495
Other	2,503	5,005
	475,324	431,404
Allowance for estimated losses on other assets	(12,095)	(11,063)
	463,229	420,341

g) Other liabilities -

	December 31,	
	2002	2001
	(Millions of constant bolivars at December 31, 2002)	
Technical reserves	91,216	86,420
Cashier's checks issued to clients	82,353	77,107
Provision for contingencies and other	75,916	62,662
Pending items and main office, branches and agencies of Banco Mercantil	47,195	39,994
Accrued expenses	44,939	16,870
Deferred interest	30,635	27,717
Provisions for taxes payable	15,345	7,591
Benefits and profit sharing	14,327	6,334
Accounts payable to suppliers	9,641	1,424
Taxes withheld from third parties	6,187	9,310
Unrealized gains	5,941	4,529
Labor contributions	4,636	4,486
Other demand deposits	3,532	3,364
Law on Narcotic and Psychotropic Substances	2,559	3,365
Other	4,041	5,704
	438,463	356,877

NOTE 31 - SUBSEQUENT EVENTS:

On January 21, 2003, the Venezuelan government authorized the Ministry of Finance to establish, in conjunction with Banco Central de Venezuela (BCV), temporary measures aimed at restricting the convertibility of the Venezuelan bolivar and the transfer of funds out of the country; that same day, the Ministry of Finance and BCV announced the closure of the foreign exchange market in Venezuela and said that they would publish special new rules to regulate the foreign exchange market. The free exchange rate of the bolivar at the close of business on January 20, 2003 was Bs 1,853/US$1.

On February 5, 2003, Banco Central de Venezuela (BCV) and the Ministry of Finance published the legal instruments describing the special new rules regulating the foreign exchange market in Venezuela, as a result of the measures aimed at restricting convertibility of the Venezuelan bolivar and the transfer of funds out of the country set out by the Venezuelan government and BCV. Article No. 6 of one of these legal instruments established the initial official exchange rates for the U.S. dollar of Bs 1,596/US$1 (purchase) and Bs 1,600/US$1 (sale).

Also, on February 5, 2003, the government created the Commission for the Administration of Foreign Currency (CADIVI) with the task of establishing the detailed rules and regulations and generally administering the exchange control regime.

